EXHIBIT 99.1

[          ], 2009

To Stockholders of Pride International, Inc.:

We are pleased to inform you that on [          ], 2009 the board of directors of Pride International, Inc. approved the spin-off of Seahawk Drilling, Inc., a wholly owned subsidiary of Pride, to Pride stockholders through a stock distribution. At the time of the spin-off, Seahawk will hold the assets and liabilities associated with Pride’s mat-supported jackup rig business. After completing the spin-off, Pride stockholders will own 100% of the outstanding common stock of Seahawk. We believe that the spin-off has the potential to facilitate Pride’s growth strategies and reduce its cost of capital, and to allow Pride to refine its focus and further enhance its reputation as a provider of premium deepwater drilling services.

The distribution of Seahawk common stock is expected to occur on [          ], 2009 by way of a pro rata stock dividend to Pride stockholders. Each Pride stockholder will receive [          ] share[s] of Seahawk common stock with respect to each share of Pride common stock held by such stockholder at the close of business on [          ], 2009, the record date of the spin-off. The distribution, which is subject to certain customary conditions, will be issued in book-entry form only, which means that no physical stock certificates will be issued. If you own your shares through a broker, your brokerage account will be credited with the shares of Seahawk. If you own your shares of Pride stock directly (either in book-entry form through an account with Pride’s transfer agent and/or if you hold physical stock certificates), the shares of Seahawk will be credited to you by way of direct registration to a book-entry account.

Stockholder approval of the spin-off is not required, nor are you required to take any action to receive your Seahawk common stock. Following the spin-off, if you are a Pride stockholder on the record date, you will own shares in each of Pride and Seahawk.

We have requested a private letter ruling from the Internal Revenue Service and will seek an opinion from Baker Botts L.L.P. that, for U.S. federal income tax purposes, the spin-off will qualify for tax-free treatment. However, any cash that you receive in lieu of fractional shares generally will be taxable to you. It is a condition to completing the spin-off that we receive the private letter ruling and the opinion of Baker Botts L.L.P. confirming the spin-off’s tax-free status. The spin-off is also subject to other conditions, including necessary regulatory approvals.

Seahawk has applied to have its common stock listed on the NASDAQ Global Select Market under the symbol “HAWK.” Pride common stock will continue to trade on the New York Stock Exchange under the symbol “PDE.”

The enclosed information statement, which is being mailed to all Pride stockholders, describes the spin-off in detail and contains important information about Seahawk. We urge you to read this information statement carefully.

We want to thank you for your continued support of Pride, and we look forward to your support of Seahawk in the future.

Sincerely,

LOUIS A. RASPINO
President and Chief Executive Officer
Pride International, Inc.

[          ], 2009

Dear Seahawk Drilling, Inc. Stockholder:

It is our great pleasure to welcome you as a stockholder of Seahawk, which will become an independent publicly traded company on [          ], 2009 as a result of the spin-off from Pride International, Inc.

Our strategy as an independent company will be to improve the profitability, efficiency and reputation of our core business of providing jackup drilling services to the exploration and production industry in the Gulf of Mexico. We believe that our strengths, including our large jackup fleet in the Gulf of Mexico, our existing relationships with our customers and our experienced management team, will enable us to achieve our goals. As an independent company, we believe we can more effectively focus on our operations and growth strategies, and thus bring more value to you as a stockholder, than we could as a subsidiary of Pride.

We have applied to have our common stock listed on the NASDAQ Global Select Market under the symbol “HAWK” in connection with the spin-off.

We thank you in advance for your support as a holder of Seahawk common stock, and invite you to learn more about Seahawk by reviewing the enclosed information statement.

Sincerely,

RANDALL D. STILLEY
President and Chief Executive Officer
Seahawk Drilling, Inc.

PRELIMINARY INFORMATION STATEMENT
(SUBJECT TO COMPLETION, DATED APRIL 9, 2009)

INFORMATION STATEMENT

Seahawk Drilling, Inc.

Common Stock

This information statement is being furnished in connection with the spin-off by Pride International, Inc. (“Pride”) to its stockholders of Seahawk Drilling, Inc. (“Seahawk”), a wholly owned subsidiary of Pride that holds directly or indirectly the assets and liabilities associated with Pride’s mat-supported jackup rig business. To implement the spin-off, Pride will distribute all of its shares of Seahawk common stock on a pro rata basis to the holders of Pride common stock. Each of you, as a holder of Pride common stock, will receive [          ] share[s] of Seahawk common stock with respect to each share of Pride common stock that you held at the close of business on [          ], 2009, the record date for the spin-off. The spin-off will be effective as of [          ], 2009. Immediately after the spin-off is completed, Seahawk will be an independent publicly traded company. As discussed more fully in this information statement, if you sell shares of Pride common stock in the “regular way” market after the record date and before the spin-off date, you will be selling your right to receive shares of Seahawk common stock in the spin-off. See “The Spin-Off — Trading Between the Record Date and Spin-Off Date.”

No vote of Pride stockholders is required in connection with this spin-off.  You are not required to send us a proxy card. Pride stockholders will not be required to pay any consideration for the shares of Seahawk common stock they receive in the spin-off, and they will not be required to surrender or exchange shares of their Pride common stock or take any other action in connection with the spin-off.

At the time of the spin-off, each share of our common stock will have attached to it one preferred stock purchase right, the principal terms of which are described under “Description of Capital Stock — Stockholder Rights Plan.” Where appropriate, references in this information statement to our common stock include the associated rights.

All of the outstanding shares of Seahawk common stock are currently owned by Pride. Accordingly, there currently is no public trading market for Seahawk common stock. We have filed an application to list Seahawk common stock under the ticker symbol “HAWK” on the NASDAQ Global Select Market. Assuming that Seahawk common stock is approved for listing, we anticipate that a limited market, commonly known as a “when-issued” trading market, for Seahawk common stock will develop on or shortly before the record date for the spin-off and will continue up to and including the spin-off date, and we anticipate that “regular-way” trading of Seahawk common stock will begin on the first trading day following the spin-off date.

In reviewing this information statement, you should carefully consider the matters described in the section entitled “Risk Factors” beginning on page 14 of this information statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of any of the securities of Seahawk or determined whether this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is [          ], 2009.

This information statement is being furnished solely to provide information to Pride stockholders who will receive shares of our common stock in the spin-off. It is not and is not to be construed as an inducement or encouragement to buy or sell any of our securities or any securities of Pride. This information statement describes our business, the relationship between Pride and us, and how the spin-off affects Pride and its stockholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of our common stock that you will receive in the spin-off. You should be aware of certain risks relating to the spin-off, our business and ownership of our common stock, which are described under the heading “Risk Factors.”

You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations and practices.

In this information statement, we rely on and refer to information and statistics regarding the contract drilling industry. We obtained this information from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

All industry and statistical information included in this information statement, other than information derived from our financial and accounting records, is presented as of December 31, 2008, unless otherwise indicated. Unless otherwise indicated, financial information and information derived from our accounting records which are presented as “current” are as of December 31, 2008.

SUMMARY

This summary highlights selected information contained elsewhere in this information statement. This summary is not complete and does not contain all of the information that may be important to you. You should read carefully the entire information statement, including the risk factors, financial information and financial statements included herein. Unless the context requires otherwise or we specifically indicate otherwise, the terms “Seahawk,” “our company,” “we,” “our,” “ours” and “us” refer to Seahawk Drilling, Inc., a company incorporated under the laws of the state of Delaware, and its subsidiaries; and the term “Pride” refers to Pride International, Inc., a publicly traded Delaware corporation, and its subsidiaries (excluding us and any of our subsidiaries). The term “Gulf of Mexico Business” refers to Pride’s historical Gulf of Mexico operations reflected in the historical combined financial statements discussed herein and included elsewhere in this information statement. The Gulf of Mexico Business reflects the effects of certain assets and operations that will not be held by Seahawk.

We describe in this information statement the mat-supported jackup rig business to be held by us after the spin-off as if it were our business for all historical periods described. However, we are an entity that will not have independently conducted any operations before the spin-off. References in this document to our historical assets, liabilities, products, business or activities generally refer to the historical assets, liabilities, products, business or activities of the Gulf of Mexico Business as it was conducted as part of Pride and its subsidiaries before the spin-off. Our historical combined financial results as part of Pride contained in this information statement may not be indicative of our financial results in the future as an independent company or reflect what our financial results would have been had we been an independent company during the periods presented.

Our Company

Seahawk Drilling, Inc. operates a jackup rig business that provides contract drilling services to the oil and natural gas exploration and production industry in the Gulf of Mexico. Our fleet of mobile offshore drilling rigs consists of 20 mat-supported jackup rigs that are capable of operating in maximum water depths of up to 300 feet and drilling to depths of up to 25,000 feet. We have the second largest fleet of jackup rigs operating in the Gulf of Mexico. We contract with our customers on a dayrate basis to provide rigs and drilling crews, and we are responsible for the payment of operating and maintenance expenses. Our customers primarily consist of various independent oil and natural gas producers, drilling service providers and the national oil company in Mexico, and our competitors range from large international companies offering a wide range of drilling services to smaller companies focused on more specific geographic or technological areas.

Jackup rigs are mobile, self-elevating drilling platforms equipped with legs that can be lowered to the ocean floor until a foundation is established to support the drilling platform. Once a foundation is established, the drilling platform is jacked further up the legs so that the platform is above the highest expected waves. The rig hull includes the drilling rig, jackup system, crew quarters, loading and unloading facilities, storage areas for bulk and liquid materials, helicopter landing deck and other related equipment. All of our rigs have a lower hull referred to as a “mat.” This mat is attached to the lower portion of the legs in order to provide a more stable foundation in soft bottom areas, like those encountered in certain of the shallow-water areas of the Gulf of Mexico, where independent leg rigs are prone to excessive penetration and are subject to leg damage. After the rig is towed to the drilling location, its legs are lowered until the mat contacts the seabed and the upper hull is jacked to the desired elevation above sea level. Mat-supported rigs generally are able to more quickly position themselves on the worksite and more easily move on and off location than independent leg rigs.

There are several factors that determine the type of rig most suitable for a particular job, the most significant of which include the water depth and bottom conditions at the proposed drilling location, whether the drilling is being done over a platform or other structure, and the intended well depth. Fourteen of our jackup rigs have a cantilever design that permits the drilling platform to be extended out from the hull to perform drilling or workover operations over some types of preexisting platforms or structures. Six of our jackup rigs have a slot-type design, which requires drilling operations to take place through a slot in the hull.

Historically, jackup rigs with a cantilever design have maintained higher levels of utilization than rigs with a slot-type design. Our jackup rigs generally operate with crews of 15 to 40 persons and can accommodate between 48 and 88 persons when operating.

Our Rig Fleet

The following table contains information regarding our rig fleet as of April 6, 2009. All of our rigs are mat-supported jackup rigs and are currently located in the Gulf of Mexico.

				Drilling
			Water	Depth
		Built/	Depth	Rating		Contracted
Rig Name	Type	Upgraded	Rating	(In Feet)	Status	Until

USA
Pride Kansas	Cantilever	1976/1999	250	25,000	Working	April 2009
Pride Alaska	Cantilever	1982/2002	250	20,000	Idle	N/A
Pride Arizona	Slot	1981/1996	250	20,000	Stacked	N/A
Pride Georgia	Slot	1981/1995	250	20,000	Stacked	N/A
Pride Michigan	Slot	1975/2002	250	20,000	Working	May 2009
Pride Missouri	Cantilever	1981	250	20,000	Working	April 2009
Pride Alabama	Cantilever	1982	200	20,000	Stacked	N/A
Pride Colorado	Cantilever	1982	200	20,000	Stacked	N/A
Pride Florida	Cantilever	1981	200	20,000	Stacked	N/A
Pride Mississippi	Cantilever	1981/2002	200	20,000	Idle	N/A
Pride Nevada	Cantilever	1981/2002	200	20,000	Stacked	N/A
Pride New Mexico	Cantilever	1982	200	20,000	Working	June 2009
Pride South Carolina	Cantilever	1980/2002	200	20,000	Stacked	N/A
Pride Utah	Cantilever	1978/2002	80	15,000	Stacked	N/A
Mexico
Pride Texas	Cantilever	1974/1999	300	25,000	Working	September 2009
Pride California	Slot	1975/2002	250	20,000	Working	October 2009
Pride Louisiana	Slot	1981/2002	250	20,000	Working	September 2009
Pride Oklahoma	Slot	1975/2002	250	20,000	Working	August 2009
Pride Arkansas	Cantilever	1982	200	20,000	Idle	N/A
Pride Nebraska	Cantilever	1981/2002	200	20,000	Working	April 2009

Questions and Answers About Seahawk and the Spin-Off

Why am I receiving this document?	Pride is delivering this document to you because you were a holder of Pride common stock on the record date for the spin-off. Accordingly, you are entitled to receive [ ] shares of our common stock with respect to every share of Pride common stock that you held on the record date. No action is required for you to participate in the spin-off.

What is the spin-off?	The spin-off is the overall transaction of separating our company from Pride. As of the spin-off, assets and liabilities consisting primarily of Pride’s mat-supported jackup rig business will be held by us. Pride will then distribute pro rata to its stockholders shares of our common stock. As a result of the spin-off, we will become a separate public company.

What is Seahawk and why is Pride separating Seahawk’s business and distributing its stock?	We are a new company that will own the mat-supported jackup rig operations conducted by Pride. The separation of Seahawk from Pride results in two separate companies that can each focus on maximizing opportunities for its distinct business. We believe this separation will present the opportunity for enhanced performance of each of the two companies.

Pride’s board of directors has determined that separating our business from Pride is in the best interests of Pride and its stockholders. For an explanation of the reasons for the spin-off and more information about our business, see “The Spin-Off — Reasons for the Spin-Off” and “Business.”

What is being distributed in the spin-off?	Approximately [ ] shares of our common stock will be distributed in the spin-off, based upon the number of shares of Pride common stock outstanding on [ ], 2009. The shares of our common stock to be distributed by Pride will constitute all of the issued and outstanding shares of our common stock. At the time of the spin-off, each share of our common stock will have attached to it one preferred stock purchase right. For more information on the shares and rights being distributed in the spin-off, see “Description of Capital Stock.”

When will the spin-off occur?	We expect that Pride will distribute the shares of Seahawk common stock on [ ], 2009 to holders of record of Pride common stock on [ ], 2009, the record date for the spin-off.

What do stockholders need to do to participate in the spin-off?	Nothing, but we urge you to read this information statement carefully. Stockholders who hold Pride common stock as of the record date will not be required to take any action to receive Seahawk common stock in the spin-off. No stockholder approval of the spin-off is required or sought. We are not asking you for a vote, and we are not requesting you to send us a proxy card. You will not be required to make any payment, surrender or exchange of your shares of Pride common stock or to take any other action to receive your shares of Seahawk common stock.

If you own Pride common stock as of the close of business on the record date, Pride, with the assistance of [ ], the distribution agent, will electronically issue shares of Seahawk common stock to you or to your brokerage firm on your behalf by way of direct registration in book-entry form. Seahawk will not issue paper stock certificates. If you are a registered stockholder (meaning you own your stock directly either through an account with Pride’s transfer agent and/or if you hold physical stock certificates), [ ] will mail you a book-entry account statement that reflects the number of Seahawk shares you own. If you own your Pride shares through a bank or brokerage account, your bank or brokerage firm will credit your account with the Seahawk shares.

Following the spin-off, stockholders whose shares are held at the transfer agent may request that their shares of either Pride or Seahawk be transferred to a brokerage or other account at any time. You should consult your broker if you wish to transfer your shares.

Are there conditions to the consummation of the spin-off?	Yes. The spin-off is subject to the satisfaction or waiver of certain conditions. For more information, see the section entitled “The Spin-Off — Conditions to the Spin-Off” included elsewhere in this information statement. However, even if all of the conditions are satisfied, Pride has the right to terminate the spin-off if at any time the board of directors of Pride determines that the spin-off is not in the best interests of Pride and its stockholders.

Does Seahawk plan to pay dividends?	We do not currently plan to pay a regular dividend on our common stock following the spin-off. The declaration and amount of future dividends, if any, will be determined by our Board of Directors and will depend on our financial condition, earnings, capital requirements, financial covenants, industry practice and other factors our Board of Directors deems relevant. For more information about our dividend policy, see “Dividend Policy.”

Will Seahawk have any debt?	We expect that the mat-supported jackup rig business to be held by us will be subject to approximately $[ ] of debt, if available (the proceeds of which will have been distributed to Pride), incurred under a new senior credit facility with certain financial institutions. We also expect that the new credit facility will include a $[ ] million revolving line of credit for working capital purposes. We have not obtained a financing commitment for the facility.

For information relating to our planned financing arrangements, see the section entitled “Description of Material Indebtedness” included elsewhere in this information statement.

What are the U.S. federal income tax consequences of the spin-off to Pride stockholders?	The spin-off is conditioned upon Pride’s receipt of a private letter ruling from the Internal Revenue Service (“IRS”) and an opinion of Baker Botts L.L.P., in each case substantially to the effect that the distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368 of the Internal Revenue Code of 1986, as amended (the “Code”). Both the private letter ruling and the tax opinion will be subject to certain qualifications and limitations.

Pride has requested a private letter ruling from the IRS that the distribution will so qualify. Assuming the spin-off so qualifies, for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income (other than with respect to cash received in lieu of fractional shares), upon the receipt of shares of Seahawk common stock pursuant to the spin-off. For more information regarding the private letter ruling, the tax opinion and the potential consequences to you of the spin-off, see the section entitled “The Spin-Off — Certain U.S. Federal Income Tax Consequences of the Spin-Off” included elsewhere in this information statement.

How will I determine the tax basis I will have in the Seahawk shares I receive in the spin-off?	Generally, your aggregate basis in the stock you hold in Pride and the new Seahawk shares received in the spin-off will equal the aggregate basis of Pride common stock held by you immediately before the spin-off. This aggregate basis should be allocated between your Pride common stock and the Seahawk common stock you receive in the spin-off in proportion to the relative fair market value of each on the date of the distribution. See the section entitled “The Spin-Off — Certain U.S. Federal Income Tax Consequences of the Spin-Off” included elsewhere in this information statement for more information.

You should consult your tax advisor about how this allocation will work in your situation (including a situation where you have purchased Pride shares at different times or for different amounts) and regarding any particular consequences of the spin-off to you, including the application of state, local and foreign tax laws.

What are the U.S. federal income tax consequences of the spin-off to our ability to engage in strategic transactions?	We will be prohibited from taking or failing to take any action that prevents the spin-off and related transactions from being tax-free. Such actions would include, among others, the following to the extent that they and the spin-off are treated as a single plan: (i) entering into post-spin-off transactions (whether taxable or tax-free) that, when considered together with certain pre-spin-off transactions, result in 50% or more of our stock being acquired, (ii) ceasing to conduct an active business, and (iii) issuing or repurchasing our stock beyond certain thresholds.

These restrictions may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that may maximize the value of our business. For more information, see the sections entitled “The Spin-Off — Certain U.S. Federal Income Tax Consequences of the Spin-Off” and “Certain Relationships and Related Party Transactions — Agreements Between Us and Pride — Tax Sharing Agreement” included elsewhere in this information statement.

What will the relationships between Pride and Seahawk be following the spin-off?	Before our separation from Pride, we will enter into a master separation agreement and several other agreements with Pride to effect the separation and distribution and provide a framework for our relationships with Pride. These agreements will govern the relationships between Seahawk and Pride subsequent to the completion of the spin-off and provide for the allocation between Seahawk and Pride of Pride’s assets, liabilities and obligations attributable to periods prior to the spin-off. We cannot assure you that these agreements will be on terms as favorable to us as agreements with unaffiliated third parties. For more information, see the section entitled “Certain Relationships and Related Party Transactions” included elsewhere in this information statement.

What if I want to sell my Pride common stock or my Seahawk common stock?	You should consult with your financial advisors, such as your stockbroker, bank or tax advisor. Neither Pride nor Seahawk makes any recommendations on the purchase, retention or sale of shares of Pride common stock or the Seahawk common stock to be distributed.

If you decide to sell any shares after the record date, but before the spin-off, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Pride common stock, the Seahawk common stock you will receive in the spin-off, or both. If you sell your Pride stock before the record date, you will not receive shares of Seahawk in the spin-off.

Where will I be able to trade shares of Seahawk common stock?	There is not currently a public market for Seahawk common stock. We have applied to list Seahawk common stock on the NASDAQ Global Select Market under the symbol “HAWK.” We anticipate that limited trading in shares of Seahawk common stock will begin on a “when-issued” basis on or shortly before the record date and will continue up to and including through the spin-off date and that “regular-way” trading in shares of Seahawk common stock will begin on the first trading day following the spin-off date. The “when-issued” trading market will be a market for shares of Seahawk common stock that will be distributed to Pride stockholders on the spin-off date. If you owned shares of Pride common stock at the close of business on the record date, you would be entitled to shares of our common stock distributed pursuant to the spin-off. You may trade this entitlement to shares of Seahawk common stock, without the shares of Pride common stock you own, on the “when-issued” market.

We cannot predict the trading prices for Pride or Seahawk common stock before, on or after the spin-off date.

What will happen to the listing of Pride common stock?	Nothing. It is expected that, after the spin-off of our company, Pride common stock will continue to be traded on the NYSE under the symbol “PDE.” The number of shares of Pride common stock you own will not change.

Will the spin-off affect the market price of my Pride shares?	As a result of the spin-off, we expect the trading price of shares of Pride common stock following the spin-off to be lower than prior to the spin-off because the trading price will no longer reflect the value of the mat-supported jackup rig business. Furthermore, until the market has fully analyzed the value of Pride without the mat-supported jackup rig business, the price of Pride shares may experience more stock price volatility. There can be no assurance that the trading price of a share of Pride common stock after the spin-off plus the trading price of the [ ] share[s] of Seahawk common stock distributed for each share of Pride common stock will not, in the aggregate, be less than the trading price of a share of Pride common stock before the spin-off.

Are there risks to owning Seahawk common stock?	Yes. Our business is subject to both general and specific risks, including risks related to the spin-off, our relationship with Pride and our being a separate, publicly traded company. These risks are described in the section entitled “Risk Factors.” We encourage you to read that section carefully.

Do I have appraisal rights?	No. Holders of Pride common stock have no appraisal rights in connection with the spin-off.

Where can Pride stockholders get more information?	Before the spin-off, if you have any questions relating to the spin-off, you should contact:

Pride International, Inc. Investor Relations 5847 San Felipe, Suite 3300 Houston, Texas 77057 Tel: (713) 917-2020 Fax: (713) 784-7302

After the spin-off, if you have any questions relating to us, you should contact:

Seahawk Drilling, Inc. Investor Relations 5847 San Felipe, Suite 1600 Houston, Texas 77057 Tel: [ ] Fax: [ ]

After the spin-off, if you have any questions relating to the distribution of our shares, you should contact:

Seahawk Drilling, Inc. c/o [ ] [ ] [ ] Tel: [ ]

Summary of the Spin-Off

Distributing Company	Pride International, Inc. After the spin-off, Pride will not own any shares of Seahawk common stock.

Distributed Company	Seahawk Drilling, Inc. Currently, Seahawk is a Delaware corporation and is a wholly owned subsidiary of Pride that will hold directly or indirectly all of the assets and liabilities of Pride’s mat-supported jackup rig business. After the spin-off, Seahawk will be an independent, publicly traded company.

Distribution Ratio	Each holder of Pride common stock will receive [ ] share[s] of Seahawk common stock for each share of Pride common stock they own as of the record date.

Distributed Securities	Pride will distribute all of the shares of Seahawk common stock owned by Pride, which will be 100% of our common stock outstanding. At the time of the spin-off, each share of our common stock will have attached to it one preferred stock purchase right. Based on the approximately [ ] shares of Pride common stock outstanding on [ ], 2009, and applying the distribution ratio of [ ] share[s] of Seahawk common stock for each share of Pride common stock, approximately [ ] million shares of Seahawk common stock will be distributed to holders of Pride common stock as of the record date.

Fractional Shares	Fractional shares of our common stock will not be issued. If you would be entitled to receive a fractional share of our common stock in the distribution, you will instead receive a cash payment with respect to the fractional share.

Record Date	The record date for the spin-off is 5:00 p.m., Houston time, on [ ], 2009.

Distribution Method	Seahawk common stock will be issued only in book-entry form. No paper stock certificates will be issued.

Spin-Off Date	The spin-off date is [ ], 2009.

Conditions to the Spin-Off	The spin-off is subject to the satisfaction or waiver by Pride of the following conditions, among other conditions described in this information statement:

• Pride will have received an opinion of counsel from Baker Botts L.L.P. satisfactory to Pride to the effect that the distribution of our shares by Pride to its stockholders will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368 of the Code;

• Pride will have received a private letter ruling issued to Pride by the IRS regarding the tax-free status of the distribution, and such ruling shall remain effective;

• the registration statement of which this information statement is a part will have become effective under the Securities Exchange Act of 1934 (the “Exchange Act”);

• the actions and filings necessary or appropriate to comply with federal and state securities laws will have been taken;

• the NASDAQ Global Select Market will have accepted for listing the shares of our common stock to be issued in the spin-off, subject to official notice of issuance;

• the master separation agreement will not violate or result in a breach of any law or any material agreements of Pride;

• no court or other order or other legal or regulatory restraint will exist that prevents, or materially limits the benefits of, completion of the separation or spin-off;

• all consents and governmental or other regulatory approvals required in connection with the transactions contemplated by the master separation agreement will have been received and will remain in full force and effect;

• each of the ancillary agreements will have been entered into before the spin-off and will not have been materially breached by the parties;

• Pride will have received approximately $[ ] million in proceeds from debt under the new credit facility to which our business will be subject; and

• the spin-off will not violate the terms of any Pride debt agreement.

The fulfillment of the foregoing conditions does not create any obligations on Pride’s part to effect the spin-off, and the Pride board of directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the spin-off, including by accelerating or delaying the timing of the consummation of the spin-off, at any time prior to the spin-off date.

Summary Historical Combined Financial and Operating Information

The following tables present summary historical combined financial information and operating information of the Gulf of Mexico Business. The term “Gulf of Mexico Business” refers to Pride’s historical Gulf of Mexico operations reflected in the historical combined financial statements discussed herein and included elsewhere in this information statement. The Gulf of Mexico Business reflects the effects of certain assets and operations that will not be held by Seahawk, including operations related to two independent leg jackup rigs, two semi-submersible rigs and deepwater drilling services management contracts for the Thunderhorse, Mad Dog and Holstein rigs. See “Unaudited Pro Forma Combined Financial Information” for further description of the assets of Pride that will not be held by Seahawk but are reflected in the historical combined financial statements of the Gulf of Mexico Business.

We derived the historical combined statement of operations information for each of the years in the three-year period ended December 31, 2008, and the balance sheet information as of December 31, 2007 and 2008, from the audited combined financial statements of the Gulf of Mexico Business included elsewhere in this information statement. We derived the balance sheet information as of December 31, 2006 and the historical combined statement of operations information for the year ended December 31, 2005 from audited combined financial statements of the Gulf of Mexico Business not included in this information statement. We derived the historical combined statement of operations information for the Gulf of Mexico Business for the year ended December 31, 2004 and the balance sheet information as of December 31, 2004 and 2005 from unaudited combined financial statements of the Gulf of Mexico Business.

The summary historical combined financial information and operating information presented below should be read in conjunction with the combined financial statements of the Gulf of Mexico Business and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement. The financial information may not be indicative of our future performance and does not necessarily reflect what the financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, including changes that will occur in our operations as a result of our spin-off from Pride (amounts in millions).

	Year Ended December 31,
	2008	2007	2006	2005	2004
					(Unaudited)

Statement of Operations Information:
Revenue	$681.3	$707.2	$639.5	$423.0	$326.1
Operating costs, excluding depreciation and amortization	340.4	349.9	299.3	257.9	200.4
Depreciation and amortization	62.5	62.8	54.7	51.3	53.6
General and administrative, excluding depreciation and amortization	36.7	25.7	17.7	13.9	9.9
Impairment expense	—	—	—	—	3.6
(Gain) loss on sale of fixed assets	0.1	(0.4)	(0.4)	(2.1)	—

Earnings from operations	241.6	269.2	268.2	102.0	58.6
Other income and (expense), net	(2.6)	(0.8)	(1.6)	0.8	9.2

Income from continuing operations before income taxes	239.0	268.4	266.6	102.8	67.8
Income taxes	(83.7)	(94.9)	(95.7)	(36.6)	(24.3)

Income (loss) from continuing operations, net of tax	$155.3	$173.5	$170.9	$66.2	$43.5

	As of December 31,
	2008	2007	2006	2005	2004
				(Unaudited)	(Unaudited)

Balance Sheet Information:
Working capital	$84.4	$80.6	$54.5	$95.8	$46.4
Property and equipment, net	612.0	711.5	670.9	579.3	628.7
Total assets	804.9	893.1	823.4	725.4	727.1
Net parent funding	554.0	644.5	579.7	560.2	595.0

Operating Information

The following table sets forth operating information for the Gulf of Mexico Business for the periods shown.

	Year Ended December 31,
	2008	2007	2006

Mat-Supported Jackup Rig Operations:
Operating Days	6,125	5,900	6,327
Available days	7,577	7,665	7,653
Utilization(1)	81%	77%	83%
Average daily revenues(2)	$90,300	$93,600	$86,500
Average marketed rigs(3)	17.4	19.2	18.8
Other Rig Operations(4):
Operating Days	998	1,711	1,806
Available days	1,005	1,910	2,190
Utilization(1)	99%	90%	82%
Average daily revenues(2)	$128,600	$90,600	$51,000
Average marketed rigs(3)	2.7	4.8	5.0

(1)	Utilization is calculated as the total number of days our rigs were under contract, known as operating days, divided by the total days in the period of determination, known as available days.

(2)	Average daily revenues are based on total revenues divided by the total number of operating days in the period. Average daily revenues will differ from average contract dayrate due to billing adjustments for any non-productive time, mobilization fees, performance bonuses and charges to the customer for ancillary services.

(3)	Average marketed rigs is the number of total rigs owned or managed, excluding rigs that are undergoing a shipyard life enhancement or maintenance project or have been “stacked” (i.e., minimally crewed with little or no scheduled maintenance being performed).

(4)	Other Rig Operations include two independent leg rigs, three deepwater drilling management contracts and one semisubmersible rig operated by the GOM business that will be retained by Pride after the spin-off. The three deepwater drilling management contracts were transferred to a Pride affiliate in April 2008 and the semisubmersible rig was transferred to another Pride location in April 2007.

Summary Unaudited Pro Forma Combined Financial Information

We derived the following summary unaudited pro forma combined financial information from our unaudited pro forma combined financial statements included elsewhere in this information statement. The unaudited pro forma combined statement of operations for the year ended December 31, 2008 includes adjustments to give effect to the deemed transfer of certain assets and operations that will not be held by Seahawk as if such transfers occurred on January 1, 2008. The unaudited pro forma combined balance sheet information includes adjustments to give effect to the deemed transfer of certain assets and operations that will not be held by Seahawk as if such transfers occurred on December 31, 2008.

The unaudited pro forma financial information below adjusts the financial position and results of operations of the Gulf of Mexico Business to give effect to the following:

•	The elimination of operations related to our drilling services management contracts for the Thunderhorse, Mad Dog and Holstein rigs, all of which were managed by the Gulf of Mexico Business until April 2008 but will be retained by Pride.

•	The elimination of operations related to two independent leg jackup rigs, the Pride Tennessee and Pride Wisconsin, which were managed by the Gulf of Mexico Business but will be retained by Pride.

•	The tax effect of the aforementioned adjustments using the applicable tax rate.

The unaudited pro forma, as adjusted financial information below is further adjusted to give effect to the following transactions relating to the spin-off of Seahawk to Pride stockholders:

•	The $[ ] million of indebtedness to which the mat-supported jackup rig business to be held by us will be subject, the proceeds of which will be distributed to Pride.

•	The issuance by us to Pride, in consideration for the contribution, of [ ] shares of our common stock.

•	The distribution of [ ] shares of our common stock to holders of Pride common stock.

We present the unaudited pro forma combined financial information for informational purposes only. It does not purport to represent what our financial position or results of operations would actually have been had the pro forma adjustments in fact occurred on the assumed dates or to project our financial position at any future date or results of operations for any future period. The following information should be read in conjunction with “Selected Historical Combined Financial Information,” “Unaudited Pro Forma Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and related notes included elsewhere in this information statement (amounts in millions).

		Seahawk Pro Forma
	Seahawk Pro Forma	as Adjusted
	Year	Year
	Ended	Ended
	December 31,	December 31,
	2008	2008

Statement of Operations Information:
Revenue	$553.1	$553.1
Operating costs, excluding depreciation and amortization	299.9	299.9
Depreciation and amortization	56.9	56.9
General and administrative, excluding depreciation and amortization	32.7	32.7
(Gain) loss on sale of fixed assets	0.1	0.1

Earnings from operations	163.5	163.5
Other income and (expense), net	(2.7)	[ ]

Income from continuing operations before income taxes	160.8	[ ]
Income taxes	(56.3)	[ ]

Income from continuing operations, net of tax	$104.5	[ ]

		Seahawk Pro Forma
	Seahawk Pro Forma	as Adjusted
	December 31,	December 31,
	2008	2008

Balance Sheet Information:
Working capital	$75.0	$ [ ]
Property and equipment, net	531.2	531.2
Total assets	713.5	[ ]
Long-term debt	—	[ ]
Net parent funding/stockholders’ equity	479.6	[ ]

RISK FACTORS

You should carefully consider each of the following risks and all of the information set forth in this information statement. If any of the following risks and uncertainties develop into actual events, our business, financial condition, results of operations or cash flows could be materially adversely affected.

Risks Related to Our Business

A material or extended decline in expenditures by oil and natural gas companies due to a decline or volatility in crude oil and natural gas prices, a decrease in demand for crude oil and natural gas or other factors may reduce demand for our services and substantially reduce our profitability or result in our incurring losses.

The profitability of our operations depends upon conditions in the oil and natural gas industry, and particularly the level of natural gas exploration, development and production activity in the shallow waters of the Gulf of Mexico. Crude oil and natural gas prices and market expectations regarding potential changes in these prices significantly affect this level of activity. However, higher commodity prices do not necessarily translate into increased drilling activity because our customers’ expectations of future commodity prices typically drive demand for our rigs. Crude oil and natural gas prices are volatile. Commodity prices in the Gulf of Mexico are directly influenced by many factors beyond our control, including:

•	the demand for crude oil and natural gas;

•	the cost of exploring for, developing, producing and delivering crude oil and natural gas in the Gulf of Mexico, and the relative cost of onshore production or importation of natural gas;

•	expectations regarding future energy prices;

•	advances in exploration, development and production technology;

•	government regulations;

•	local and international political, economic and weather conditions;

•	the ability of OPEC to set and maintain production levels and prices;

•	the level of production in non-OPEC countries;

•	domestic and foreign tax policies;

•	the development and exploitation of alternative fuels and the competitive position of natural gas as a source of energy compared with other energy sources;

•	the policies of various governments regarding exploration and development of their oil and natural gas reserves;

•	acts of terrorism in the United States or elsewhere; and

•	the worldwide military and political environment and uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East and other oil and natural gas producing regions.

In addition, continued hostilities in the Middle East and the occurrence or threat of terrorist attacks against the United States or other countries could have a negative impact on the economies of the United States and those of other countries. The ongoing slowdown in economic activity has reduced worldwide demand for energy and could result in an extended period of lower crude oil and natural gas prices. Lower crude oil and natural gas prices combined with the inability of our customers to obtain financing for drilling projects has depressed the levels of exploration, development and production activity. Even during periods of high commodity prices, customers may cancel or curtail their drilling programs, or reduce their levels of capital expenditures for exploration and production for a variety of reasons, including their lack of success in exploration efforts. These factors could cause our revenues and margins to decline, decrease daily rates and utilization of our rigs and limit our future growth prospects. Any significant decrease in daily rates or utilization of our rigs could materially reduce our revenues and profitability. In addition, these risks could increase instability in the financial and insurance markets and make it more difficult for us to access capital and to obtain insurance coverages that we consider adequate or are otherwise required by our contracts.

The global financial crisis may have impacts on our business and financial condition that we currently cannot predict.

The recent worldwide financial and credit crisis has reduced the availability of liquidity and credit to fund the continuation and expansion of industrial business operations worldwide. The shortage of liquidity and credit combined with recent substantial losses in worldwide equity markets could lead to an extended worldwide economic recession or depression. This credit crisis and the related instability in the global financial system has had, and may continue to have, an impact on our business and our financial condition. We may face significant challenges if conditions in the financial markets do not improve. Our ability to access the capital markets may be severely restricted at a time when we would like, or need, to access such markets, which could have an impact on our flexibility to react to changing economic and business conditions. The financial and credit crisis could have an impact on the lenders under our credit facility, on our customers or on our vendors, causing them to fail to meet their obligations to us.

Certain customers account for a significant portion of our revenues. The loss of a significant customer could have a material adverse impact on our financial condition and results of operations.

Our contract drilling business is subject to the usual risks associated with having a limited number of customers for our services. In Mexico, our only customer is Pemex Exploraciôn y Producciôn (“PEMEX”), a unit of the state-owned national company that owns all oil reserves in Mexico. PEMEX accounted for 58%, 56% and 31% of our total pro forma revenue for the years ended December 31, 2008, 2007 and 2006, respectively. In addition to PEMEX, Applied Drilling Technology, Inc. (“ADTI”) accounted for 13%, 4% and 12% of our total pro forma revenue for the years ended December 31, 2008, 2007 and 2006, respectively. We currently have no master agreements with PEMEX or ADTI; rather, PEMEX and ADTI contract for our services on a rig-by-rig basis. Our results of operations could be materially adversely affected if any of our major customers terminates its contracts with us, fails to renew its existing contracts or refuses to award new contracts to us and we are unable to enter into contracts with new customers at comparable dayrates.

PEMEX has indicated an increased emphasis on rigs with a water depth rating of 250 feet or greater; as a result, the contracting opportunities in Mexico for our ten rigs with water depth ratings of 200 feet or less could diminish.

Recently, PEMEX has indicated a shifting focus toward geologic prospects in deeper water and therefore an increased emphasis on rigs with a water depth rating of 250 feet or greater, especially independent leg cantilever rigs. As PEMEX changes its focus toward new field exploration and development prospects that increasingly require the use of rigs with greater water depth capability, it is possible that demand in Mexico for our ten rigs with water depth ratings of 200 feet or less could decline and the future contracting opportunities for such rigs in Mexico could diminish.

We have moved five rigs out of Mexico since late 2007; all of these rigs had water depth ratings of 200 feet or less. One remaining rig with a water depth rating of 200 feet or less is currently working in Mexico, pursuant to a contract with PEMEX expiring in April 2009, and another is currently idle and likely to be stacked in the United States. All of our other rigs in Mexico have water depth ratings of at least 250 feet and are currently working. All of the five rigs that have been relocated to the U.S. are stacked. Our financial condition and results of operations could be materially adversely affected if we are unable to contract our lower water depth rigs with new customers at comparable dayrates.

In the U.S., we provide drilling services primarily to independent oil and natural gas producers and drilling service providers pursuant to short-term contracts, resulting in potential instability in our customer base and contract status in that region.

Our customer base in the U.S. primarily consists of independent oil and natural gas producers and drilling service providers, and contracts in the U.S. tend to be short-term or well-to-well contracts. As a result, our U.S. customer base is subject to frequent turnover, and the contracted status of our rigs in that region changes rapidly. Additionally, our customers in the U.S. generally have less capital resources available to perform their obligations owed to us relative to larger oil and gas companies or state-owned entities.

Rig upgrade, refurbishment and repair are subject to risks, including delays and cost overruns, which could have an adverse impact on our available cash resources and results of operations.

We make significant upgrade, refurbishment and repair expenditures for our rigs from time to time, particularly in light of the aging nature of our rigs. Some of these expenditures are unplanned. The average age of our rigs is over 28 years. In 2009, we expect our capital expenditures for our rigs and equipment to be approximately $25 million, and we currently plan for a total of approximately 75 shipyard days. All of these projects are subject to the risks of delay or cost overruns, including costs or delays resulting from the following:

•	unexpectedly long delivery times for or shortages of key equipment, parts and materials;

•	shortages of skilled labor and other shipyard personnel necessary to perform the work;

•	failure or delay of third-party equipment vendors or service providers;

•	unforeseen increases in the cost of equipment, labor and raw materials, particularly steel;

•	unanticipated actual or purported change orders;

•	client acceptance delays;

•	disputes with shipyards and suppliers;

•	work stoppages and other labor disputes;

•	latent damages or deterioration to equipment and machinery in excess of engineering estimates and assumptions;

•	financial or other difficulties at shipyards;

•	adverse weather conditions; and

•	inability to obtain required permits or approvals.

Significant cost overruns or delays could materially affect our financial condition and results of operations. Delays in the delivery of rigs undergoing upgrade, refurbishment or repair may, in many cases, result in delay in contract commencement, resulting in a loss of revenue to us, and may also cause our customer to renegotiate the drilling contract for the rig or terminate or shorten the term of the contract under applicable late delivery clauses. In the event of termination of one of these contracts, we may not be able to secure a replacement contract on as favorable terms. Additionally, capital expenditures for rig upgrade and refurbishment projects could materially exceed our planned capital expenditures. Moreover, our rigs undergoing upgrade, refurbishment and repair may not earn a dayrate during the period they are out of service.

Our rigs are at a relative disadvantage to higher specification jackup rigs. These higher specification rigs may be more likely to obtain contracts than our rigs, particularly during market downturns.

Some of our competitors have jackup fleets with generally higher specification rigs than those in our fleet. Particularly during market downturns when there is decreased rig demand, higher specification rigs may be more likely to obtain contracts than lower specification rigs. Some of our significant customers may also begin to require higher specification rigs for the types of projects that currently utilize our lower specification rigs, which could materially affect the utilization of these rigs. Particularly, PEMEX has indicated an increased emphasis on field exploration and development prospects that require the use of rigs with a water depth rating of 250 feet or greater; as a result, it is possible that demand in Mexico could decline and the future contracting opportunities in Mexico could diminish. In the past, our rigs have been stacked earlier in the cycle of decreased rig demand than our competitors’ higher specification rigs and have been reactivated later in the cycle, which has adversely impacted our business and could be repeated in the future. In addition, higher specification rigs may be more adaptable to different operating conditions and have greater flexibility to move to areas of demand in response to changes in market conditions. Furthermore, in recent years, an increasing amount of exploration and production expenditures have been concentrated in deeper water drilling programs and deeper formations, including deep natural gas prospects, requiring higher specification rigs. This trend is expected to continue and could result in a material decline in demand for the rigs in our fleet. Under the terms of the noncompetition covenant in the master separation agreement with Pride, we will generally not be permitted to own or operate any semisubmersible rigs or drillships for three years following the consummation of the spin-off.

An oversupply of comparable or higher specification jackup rigs in the Gulf of Mexico could depress the demand and contract prices for our rigs and materially reduce our revenues and profitability.

Demand and contract prices customers pay for our rigs also are affected by the total supply of comparable rigs available for service in the shallow waters of the Gulf of Mexico. During prior periods of high utilization and dayrates, industry participants have increased the supply of rigs by ordering the construction of new units. This has often created an oversupply of drilling units and has caused a decline in utilization and dayrates when the rigs enter the market, sometimes for extended periods of time as rigs have been absorbed into the active fleet. Approximately 69 newbuild jackups are currently under construction or on order worldwide, seven of which are being built in shipyards in the Gulf of Mexico region, and accordingly, would have relatively low mobilization costs to operate in the Gulf of Mexico. All of these rigs are considered to be of a higher specification than our rigs, because generally they are larger, have greater deckloads, have water depth ratings of 250 feet or greater and have an independent leg design, as opposed to being mat-supported. Independent leg rigs are better suited for use in stronger currents or uneven seabed conditions. As discussed in the immediately preceding risk factor, PEMEX has indicated an increased emphasis on prospects requiring the use of rigs with water depth ratings of 250 feet or greater, such as the anticipated newbuilds. Most of the new rigs available in the second half of 2009 and beyond are currently without contracts, which may intensify price competition as scheduled delivery dates occur. In addition, our competitors’ stacked rigs may re-enter the market. The entry into service of newly constructed, upgraded or reactivated units will increase market supply and could reduce, or curtail a strengthening of, our dayrates in the affected markets as rigs are absorbed into the active fleet. Any further increase in construction of new drilling units may negatively affect utilization and dayrates. In addition, the new construction of high specification rigs, as well as changes in our competitors’ drilling rig fleets, could require us to make material additional capital investments to keep our rig fleet competitive.

Our ability to move some of our rigs to other regions is limited.

Most jackup rigs can be moved from one region to another, and in this sense the contract drilling market is a global market. The supply and demand balance for jackup rigs may vary somewhat from region to region, and because the cost to move a rig is significant, there is limited availability of rig-moving vessels and some rigs are designed to work in specific regions. However, significant variations between regions tend not to exist on a long-term basis due to the ability to move rigs. Our rigs, which are mat-supported, are less capable than independent leg jackup rigs of managing variable sea floor conditions found in most areas outside the Gulf of Mexico. As a result, our ability to move these rigs to other regions in response to changes in market conditions is limited.

Our industry is highly competitive and cyclical, with intense price competition.

Our industry is highly competitive. Our contracts are traditionally awarded on a competitive bid basis. Pricing, safety record and technical expertise are key factors in determining which qualified contractor is awarded a job. Rig availability, location and specifications also can be significant factors in the determination. Some of our competitors in the drilling industry are larger than we are and have rigs with generally higher specifications, and greater resources than we have. In addition, recent mergers within the oil and natural gas industry have reduced the number of available customers, resulting in increased competition for projects. We may not be able to maintain our competitive position, and we believe that competition for contracts will continue to be intense in the foreseeable future. Our inability to compete successfully may reduce our revenues and profitability.

Historically, the offshore service industry has been highly cyclical, with periods of high demand, limited rig supply and high dayrates often followed by periods of low demand, excess rig supply and low dayrates. Periods of low demand and excess rig supply intensify the competition in the industry and often result in rigs, particularly lower specification rigs like ours, being idle for long periods of time. We may be required to stack rigs or enter into lower dayrate contracts in response to market conditions. Due to the short-term nature of most of our drilling contracts, changes in market conditions can quickly affect our business. As a result of the cyclical nature of our industry, our results of operations have been volatile, and we expect this volatility to continue. Prolonged periods of low utilization and dayrates could result in the recognition of impairment charges if future cash flow estimates, based upon information available to management at the time, indicate that our rigs’ carrying value may not be recoverable.

Our business is conducted in the shallow-water Gulf of Mexico, a mature region that could result in less drilling activity in the area and thereby reduce demand for our services.

The shallow-water region of the Gulf of Mexico is a mature oil and natural gas production region that has experienced substantial seismic survey and exploration activity for many years. Because a large number of oil and natural gas prospects in this region have already been drilled, additional prospects of sufficient size and quality could be more difficult to identify. According to the U.S. Energy Information Administration, the average size of Gulf of Mexico discoveries has declined significantly since the early 1990s. In addition, the amount of natural gas production in the shallow-water region of the Gulf of Mexico has declined over the last several years. As a result of the diminished discovery potential, oil and natural gas companies may be unable to obtain acceptable financing necessary to drill prospects in this region. The decrease in the size of oil and natural gas prospects, the decrease in production or the failure to obtain such financing may result in reduced drilling activity in the shallow-water region of the Gulf of Mexico and reduced demand for our services. Further, U.S. demand for natural gas is also supplied by onshore natural gas exploration and development and importation of liquefied natural gas. Significant onshore discoveries of natural gas, increased onshore production or development of new, or expansion of existing, liquefied natural gas facilities in the U.S. could also reduce demand for our offshore natural gas drilling services.

Consolidation of suppliers may limit our ability to obtain supplies and services at an acceptable cost, on our schedule or at all.

We rely on certain third parties to provide supplies and services necessary for our operations. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing of key supplies. We may not be able to obtain supplies and services at an acceptable cost, at the times we need them or at all. These cost increases or delays could have a material adverse affect on our results of operations and financial position.

Failure to attract and retain skilled personnel or an increase in labor costs could hurt our operations.

We require highly skilled personnel to operate and provide technical services and support for our business. Competition for the skilled and other labor required for our operations intensifies as the number of rigs activated or added to worldwide fleets or under construction increases, creating upward pressure on wages. Additionally, in the master separation agreement we will enter into with Pride, we will agree to refrain from directly soliciting or recruiting employees of Pride without Pride’s consent for one year after the spin-off. The shortages of qualified personnel or the inability to obtain and retain qualified personnel could negatively affect the quality, safety and timeliness of our work. We plan to implement recruiting and training programs in an effort to meet our anticipated personnel needs. These efforts may be unsuccessful, and competition for skilled personnel could materially impact our business by limiting or affecting the quality and safety of our operations or further increasing our costs.

Our operations in Mexico expose us to possible currency exchange losses and involve additional risks not generally associated with domestic operations, which may hurt our operations materially.

We derived 58% of our pro forma revenues for the year ended December 31, 2008 from our operations in Mexico. Our operations in Mexico are subject to the following risks, among others:

•	foreign currency fluctuations and devaluations;

•	political, social and economic instability;

•	unexpected changes in regulatory requirements;

•	work stoppages;

•	wage and price controls; and

•	other forms of government regulation and economic conditions that are beyond our control.

We may experience currency exchange losses to the extent we do not take protective measures against exposure to the Mexican peso. Our contracts in Mexico generally provide for payment in Mexican pesos based on U.S. dollar equivalents, but we are exposed to exchange rate fluctuations for operating costs, assets and liabilities denominated or payable in Mexican pesos. Additionally, PEMEX could seek to eliminate its obligation to pay us in U.S. dollar equivalents in future contracts with us. This exposure to foreign currency fluctuations could cause our results of operations, financial condition and cash flows to deteriorate materially.

The shipment of goods, services and technology across international borders subjects us to extensive trade laws and regulations.

Many countries, including the United States, control the export and re-export of certain goods, services and technology and impose related export recordkeeping and reporting obligations. Governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities. The laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. These laws and regulations may be enacted, amended, enforced or interpreted in a manner materially impacting our operations. Shipments can be delayed and denied export or entry for a variety of reasons, some of which are outside our control and some of which may result from failure to comply with existing legal and regulatory regimes. Shipping delays or denials could cause unscheduled operational downtime. Any failure to comply with applicable legal and regulatory trading obligations also could result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from government contracts, seizure of shipments and loss of import and export privileges.

Although we implement policies and procedures designed to promote compliance with the laws of the jurisdictions in which we operate, our employees, contractors and agents may take actions in violation of our policies and such laws. Any such violation, even if prohibited by our policies, could materially and adversely affect our business.

Pride is conducting an investigation into allegations of improper payments to foreign government officials, as well as corresponding accounting entries and internal control issues. The outcome and impact of this investigation are unknown at this time.

The audit committee of Pride’s board of directors, through independent outside counsel, has undertaken an investigation of potential violations of the U.S. Foreign Corrupt Practices Act (“FCPA”) in several of its international operations. With respect to our operations, this investigation has found evidence suggesting that payments, which may violate the FCPA, were made to government officials in Mexico aggregating less than

$150,000. The evidence to date regarding these payments suggests that payments were made beginning in 2002 through early 2006 (a) to one or more government officials in Mexico in connection with the clearing of a jackup rig and equipment through customs, the movement of personnel through immigration or the acceptance of a jackup rig under a drilling contract; and (b) with respect to the potentially improper entertainment of government officials in Mexico.

Pride has voluntarily disclosed information found in the investigation to the Department of Justice and the Securities and Exchange Commission, and is cooperating with these authorities as the investigation and FCPA compliance reviews in other countries continue and as they review the matter. If violations of the FCPA occurred, we could be liable for or subject to fines, civil and criminal penalties, equitable remedies, including profit disgorgement, and injunctive relief. Civil penalties under the antibribery provisions of the FCPA could range up to $10,000 per violation, with a criminal fine up to the greater of $2 million per violation or twice the gross pecuniary gain to us or twice the gross pecuniary loss to others, if larger. Civil penalties under the accounting provisions of the FCPA can range up to $500,000, and a company that knowingly commits a violation can be fined up to $25 million. In addition, both the SEC and the DOJ could assert that conduct extending over a period of time may constitute multiple violations for purposes of assessing the penalty amounts. Often, dispositions of these types of matters result in modifications to business practices and compliance programs and possibly a monitor being appointed to review future business and practices with the goal of ensuring compliance with the FCPA. Pursuant to the master separation agreement, we will be responsible for any fines or penalties, or costs associated with any other remedies, to the extent such fines, penalties, or costs are related to Pride’s operations in Mexico. In the event that a disposition includes the appointment of a compliance monitor or consultant for our company (or any similar remedy), we will be responsible for the costs associated with such monitor, consultant or similar remedy.

We could also face fines, sanctions, and other penalties from authorities in Mexico, including prohibition of our participating in or curtailment of business operations and the seizure of rigs or other assets. Our customer in Mexico could seek to impose penalties or take other actions adverse to our interests. We could also face other third-party claims by directors, officers, employees, affiliates, advisors, attorneys, agents, security or other interest holders or constituents of our company. In addition, disclosure of the subject matter of the investigation could adversely affect our reputation and our ability to obtain new business or retain existing business from our current clients and potential clients, to attract and retain employees, and to access the capital markets. No amounts have been accrued related to any potential fines, sanctions, claims or other penalties, which could be material individually or in the aggregate.

We cannot currently predict what, if any, actions may be taken by the DOJ, the SEC, any other applicable government or other authorities or our customers or other third parties or the effect the actions may have on our results of operations, financial condition or cash flows, on our combined financial statements or on our business.

We have received and are contesting tax assessments from the Mexican government and we could receive additional assessments in the future.

In 2006, Pride received tax assessments from the Mexican government related to the operations of certain of our entities for the tax years 2001 through 2003. Pursuant to local statutory requirements, Pride has provided bonds in the amount of approximately 555 million Mexican pesos, or approximately $40 million as of December 31, 2008, to contest these assessments. In February 2009, Pride received additional tax assessments for the tax years 2003 and 2004 in the amount of 1,097 million Mexican pesos, or approximately $74 million. Bonds or other suitable collateral will be required later in 2009 to contest these assessments. These assessments contest Pride’s right to claim certain deductions in its tax returns for those years. We anticipate that the Mexican government will make additional assessments contesting similar deductions for other tax years. While we intend to contest these assessments vigorously, we cannot predict or provide assurance as to the ultimate outcome, which may take several years. Additional security will be required to be provided to the extent assessments are contested. Prior to the spin-off, we anticipate that we will either issue a replacement security instrument, substitute other suitable collateral, or otherwise reach agreement with Pride to satisfy the statutory requirements for a security instrument, and indemnify Pride for the value of that instrument.

Our customers may seek to cancel or renegotiate some of our drilling contracts during periods of depressed market conditions or if we experience downtime, operational difficulties, or safety-related issues.

All our contracts with major customers are dayrate contracts, where we charge a fixed charge per day regardless of the number of days needed to drill the well. During depressed market conditions, a customer may no longer need a rig that is currently under contract or may be able to obtain a comparable rig at a lower daily rate. As a result, customers may seek to renegotiate the terms of their existing drilling contracts or avoid their obligations under those contracts. In addition, our customers may have the right to terminate, or may seek to renegotiate, existing contracts if we experience downtime, operational problems above the contractual limit or safety-related issues, if the rig is a total loss, if the rig is not delivered to the customer within the period specified in the contract or in other specified circumstances, which include events beyond the control of either party. Some of our contracts with our customers include terms allowing them to terminate contracts without cause, with little or no prior notice and without penalty or early termination payments. In addition, we could be required to pay penalties, which could be material, if some of our contracts with our customers are terminated due to downtime, operational problems or failure to deliver. Some of our other contracts with customers may be cancelable at the option of the customer upon payment of a penalty, which may not fully compensate us for the loss of the contract. Early termination of a contract may result in a rig being idle for an extended period of time. The likelihood that a customer may seek to terminate a contract is increased during periods of market weakness. If our customers cancel some of our significant contracts and we are unable to secure new contracts on substantially similar terms, our revenues and profitability could be materially reduced.

We can provide no assurance that our current backlog of contract drilling revenue will be ultimately realized.

As of December 31, 2008, our pro forma contract drilling backlog was approximately $145.3 million for future revenues under firm commitments, all of which is expected to be realized in 2009. We may not be able to perform under these contracts due to events beyond our control, and our customers may seek to cancel or renegotiate our contracts for various reasons, including those described above or in connection with the ongoing financial crisis. Our inability or the inability of our customers to perform under our or their contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.

Our credit agreement may impose significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and taking some actions.

We expect that the mat-supported jackup rig business to be held by us will be subject to approximately $[     ] million of debt, if available (the proceeds of which will have been distributed to Pride), incurred under a new senior credit facility. We also expect that the new credit facility will include a $[     ] million revolving line of credit for working capital purposes. The credit agreement may impose significant operating and financial restrictions on us, including limitations on our ability to:

•	make investments and other restricted payments, including dividends and other distributions;

•	incur additional indebtedness;

•	create liens;

•	restrict dividend or other payments by our subsidiaries to us;

•	sell our assets or consolidate or merge with or into other companies;

•	engage in transactions with affiliates; and

•	make capital expenditures.

Our credit agreement may also require us to maintain minimum ratios with respect to our financial condition. These covenants may adversely affect our ability to finance our future operations and capital needs and to pursue available business opportunities. A breach of any of these covenants could result in a default in respect of the related debt. If a default were to occur, the relevant lenders could elect to declare the debt, together with accrued interest and other fees, immediately due and payable and proceed against any collateral securing that debt.

In order to execute our growth strategy, we may require additional capital in the future, which may not be available to us.

Our business is capital-intensive and, to the extent we do not generate sufficient cash from operations, we may need to raise additional funds through public or private debt or equity financings to execute our growth strategy and to fund capital expenditures. Adequate sources of capital funding may not be available when needed or may not be available on favorable terms. If we raise additional funds by issuing equity securities, dilution to the holdings of existing stockholders may result. If funding is insufficient at any time in the future, we may be unable to fund maintenance requirements and acquisitions, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business.

Our acquisition strategy may be unsuccessful if we incorrectly predict operating results, are unable to identify and complete future acquisitions, or fail to successfully integrate acquired assets or businesses we acquire.

The acquisition of assets or businesses that are complementary to our operations is an important component of our business strategy. We believe that attractive acquisition opportunities may arise from time to time, and any such acquisition could be significant. At any given time, discussions with one or more potential sellers may be at different stages. However, any such discussions may not result in the consummation of an acquisition transaction, and we may not be able to identify or complete any acquisitions. In addition, we cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of our common stock.

Any future acquisitions could present a number of risks, including:

•	the risk of incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets;

•	the risk of failing to integrate the operations or management of any acquired operations or assets successfully and timely; and

•	the risk of diversion of management’s attention from existing operations or other priorities.

If we are unsuccessful in completing acquisitions of other operations or assets, our financial condition could be adversely affected and we may be unable to implement an important component of our business strategy successfully. In addition, if we are unsuccessful in integrating our acquisitions in a timely and cost-effective manner, our financial condition and results of operations could be adversely affected.

We are subject to a number of operating hazards, including those specific to marine operations. We may not have insurance to cover all these hazards.

Our operations are subject to hazards inherent in the drilling industry, such as blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punchthroughs, craterings, fires, explosions and pollution. Contract drilling requires the use of heavy equipment and exposure to hazardous conditions, which may subject us to liability claims by employees, customers and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations. Our fleet is also subject to hazards inherent in marine operations, either while on-site or during mobilization, such as capsizing, sinking, grounding, collision, damage from severe weather and marine life infestations. Operations may also be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services, or personnel shortages. We customarily provide contract indemnity to our customers for:

•	claims that could be asserted by us relating to damage to or loss of our equipment, including rigs;

•	claims that could be asserted by our employees relating to personal injury or loss of life; and

•	pollution emanating from the rigs we operate.

Certain areas in and near the Gulf of Mexico are subject to hurricanes and other extreme weather conditions on a relatively frequent basis. Our drilling rigs may be located in areas that could cause them to be susceptible to damage or total loss by these storms. For example, in September 2008, a mat-supported jackup rig operating in the U.S., the Pride Wyoming, was lost as a result of Hurricane Ike. In addition, damage caused by high winds and turbulent seas to our rigs, our shorebases and our corporate infrastructure could potentially cause us to curtail operations for significant periods of time until the damages can be repaired.

We expect to maintain insurance for injuries to our employees, damage to or loss of our equipment and other insurance coverage for normal business risks, including general liability insurance. Any insurance protection may not be sufficient or effective under all circumstances or against all hazards to which we may be subject. For example, pollution, reservoir damage and environmental risks generally may not be fully insurable. We do not expect to maintain business interruption or loss of hire insurance. In addition, we expect that some of our primary insurance policies may have substantial deductibles.

As a result of a number of catastrophic events over the last few years, such as the hurricanes in the Gulf of Mexico, insurance underwriters have increased insurance premiums for many of the coverages historically maintained and made significant changes to a wide variety of insurance coverages. The oil and natural gas industry in the Gulf of Mexico suffered extensive damage from those hurricanes. As a result, Pride’s insurance costs and deductibles have increased significantly. Our insurance policy is expected to have a $[     ] million aggregate deductible. It is unclear what actions insurance underwriters will take as a result of the 2008 hurricane season.

The occurrence of a significant event against which we are not fully insured, or of a number of lesser events against which we are insured but are subject to substantial deductibles, aggregate limits, and/or self-insured amounts, could materially increase our costs and impair our profitability and financial condition. We may not be able to maintain adequate insurance at rates or on terms that we consider reasonable or acceptable or be able to obtain insurance against certain risks.

We are responsible for costs and awards relating to the loss of the Pride Wyoming that are not covered by Pride’s insurance.

In September 2008, the Pride Wyoming, a 250-foot slot-type jackup rig operating in the U.S., was deemed a total loss for insurance purposes after it was severely damaged and sank as a result of Hurricane Ike. We expect to incur costs of approximately $48.6 million for removal of the wreckage and salvage operations, not including any costs arising from damage to offshore structures owned by third parties. These costs for removal of the wreckage and salvage operations in excess of a $1 million retention are expected to be covered by Pride’s insurance. We will be responsible for payment of the $1 million retention, $2.5 million in premium payments for a removal of wreckage claim and for any costs not covered by Pride’s insurance.

The owners of two pipelines on which parts of the Pride Wyoming settled have requested that Pride pay for all costs, expenses and other losses associated with the damage, including loss of revenue. Each owner has claimed damages in excess of $40 million. Other pieces of the rig may have also caused damage to certain other offshore structures. In October 2008, Pride filed a complaint in U.S. Federal District Court pursuant to the Limitation of Liability Act, which has the potential to statutorily limit our exposure for claims arising out of third party damages caused by the loss of the Pride Wyoming. We will be responsible for any insurance deductibles or awards not covered by Pride’s insurance.

We may not be able to maintain or replace our rigs as they age.

The capital associated with the repair and maintenance of our fleet increases with age. We may not be able to maintain our fleet of existing rigs to compete effectively in the market, and our financial resources may not be sufficient to enable us to make expenditures necessary for these purposes or to acquire or build replacement rigs. The Pride Alabama and the Pride Colorado, which are currently stacked, would require additional capital expenditures in order to be class certified.

New technologies may cause our current drilling methods to become obsolete, resulting in an adverse effect on our business.

The offshore contract drilling industry is subject to the introduction of new drilling techniques and services using new technologies, some of which may be subject to patent protection. As competitors and others use or develop new technologies, we may be placed at a competitive disadvantage and competitive pressures may force us to implement new technologies at substantial cost. In addition, competitors may have greater financial, technical and personnel resources that allow them to benefit from technological advantages and implement new technologies before we can. We may not be able to implement technologies on a timely basis or at a cost that is acceptable to us.

Our customers may be unable or unwilling to indemnify us.

Consistent with standard industry practice, our customers generally assume, and indemnify us against, well control and subsurface risks under dayrate contracts. These risks are those associated with the loss of control of a well, such as blowout or cratering, the cost to regain control or redrill the well and associated pollution. There can be no assurance, however, that these customers will necessarily be willing or financially able to indemnify us against all these risks. Also, we may choose not to enforce these indemnities because of the nature of our relationship with some of our larger customers.

We are subject to numerous governmental laws and regulations, including those that may impose significant costs and liability on us for environmental and natural resource damages.

Many aspects of our operations are affected by governmental laws and regulations that may relate directly or indirectly to the contract drilling industry, including those requiring us to obtain and maintain specified permits or other governmental approvals and to control the discharge of oil and other contaminants into the environment or otherwise relating to environmental protection. Our operations and activities in the United States are subject to numerous environmental laws and regulations, including the Oil Pollution Act of 1990, the Outer Continental Shelf Lands Act, the Comprehensive Environmental Response, Compensation and Liability Act and the International Convention for the Prevention of Pollution from Ships. Additionally, Mexico has adopted, and could in the future adopt additional, environmental laws and regulations covering the discharge of oil and other contaminants and protection of the environment that could be applicable to our operations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and even criminal penalties, the imposition of remedial obligations, the denial or revocation of permits or other authorizations and the issuance of injunctions that may limit or prohibit our operations. Laws and regulations protecting the environment have become more stringent in recent years and may in certain circumstances impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part. These laws and regulations may expose us to liability for the conduct of, or conditions caused by, others or for acts that were in compliance with all applicable laws at the time the acts were performed. The application of these requirements, the modification of existing laws or regulations or the adoption of new laws or regulations curtailing exploratory or development drilling for oil and natural gas could materially limit future contract drilling opportunities or materially increase our costs or both. In addition, we may be required to make significant capital expenditures to comply with laws and regulations or materially increase our costs or both.

Our ability to operate our rigs could be restricted or made more costly by government regulation.

Hurricanes Katrina and Rita in 2005 and Hurricanes Gustav and Ike in 2008 caused damage to a number of rigs in the Gulf of Mexico. Rigs that were moved off location by the storms damaged platforms, pipelines, wellheads and other drilling rigs. In May 2006 and April 2007, the Minerals Management Service of the U.S. Department of the Interior (“MMS”) issued interim guidelines for jackup rig fitness requirements for the 2006 and 2007 hurricane seasons, effectively imposing new requirements on the offshore oil and natural gas industry in an attempt to increase the likelihood of survival of jackup rigs and other offshore drilling units during a hurricane. Effective June 2008, the MMS issued longer-term guidelines, generally consistent with the interim guidelines, for jackup rig fitness requirements during hurricane seasons. The June 2008 guidelines are scheduled to be effective through the 2013 hurricane season. As a result of these MMS guidelines, our jackup rigs operating in the U.S. are being required to operate with a higher air gap (the space between the water level and the bottom of the rig’s hull) during the hurricane season, effectively reducing the water depth in which they can operate. The guidelines also provide for enhanced information and data requirements from oil and natural gas companies operating properties in the U.S. Gulf of Mexico. The MMS may take other steps that could increase the cost of operations or reduce the area of operations for our rigs, thus reducing their marketability. Implementation of the MMS guidelines or regulations may subject us to increased costs and limit the operational capabilities of our rigs.

Unionization efforts and labor regulations in the U.S. or Mexico could materially increase our costs or limit our flexibility.

Our Mexican national employees are represented by a labor union and work under collective bargaining or similar agreements, which are subject to periodic renegotiation. In addition, our business has been affected by strikes or work stoppages and other labor disruptions. Although our domestic employees are not covered by a collective bargaining agreement, the marine services industry has been targeted by maritime labor unions in an effort to organize U.S. employees. A significant increase in the wages paid by competing employers or the unionization of our U.S. employees could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. If either of these events were to occur, our capacity and profitability could be diminished and our growth potential could be impaired. Additional unionization efforts, new collective bargaining agreements or work stoppages, whether foreign or domestic, could materially increase our costs, reduce our revenues or limit our flexibility.

Certain legal obligations require us to contribute certain amounts to retirement funds and restrict our ability to dismiss employees. Future regulations or court interpretations established in the countries in which we conduct our operations could increase our costs and materially adversely affect our business, financial condition and results of operation.

Risks Related to Our Separation from Pride

We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from Pride.

As a stand-alone, independent public company, we believe that we will be able to more effectively focus on our operations and growth strategies, and thus bring more value to our stockholders, than we could as a subsidiary of Pride. However, by separating from Pride there is a risk that we may be more susceptible to market fluctuations and other adverse events than we would have been were we still a part of the current Pride. As part of Pride we are able to enjoy certain benefits from Pride’s operating diversity, purchasing and borrowing leverage, and available capital for investments. We may not be able to achieve some or all of the benefits that we expect to achieve as a stand-alone, independent company.

We do not have a history of operating as a stand-alone company, we may encounter difficulties in making the changes necessary to operate as a stand-alone company, and we may incur greater costs as a stand-alone company that may adversely affect our results.

Pride has historically performed various corporate functions for us, including:

•	accounting;

•	human resource services such as payroll and benefit plan administration;

•	information technology and communications;

•	legal (including compliance with the Sarbanes-Oxley Act of 2002 and with the periodic reporting obligations of the Exchange Act);

•	purchasing and logistics;

•	quality, safety, health and environment;

•	risk management;

•	tax; and

•	treasury and corporate finance.

Following our separation from Pride, Pride will have no obligation to provide these functions to us other than the interim services that will be provided by Pride under a transition services agreement, which is described in “Certain Relationships and Related Party Transactions — Agreements Between Us and Pride — Transition Services Agreement.” We are in the process of creating, or engaging third parties to provide, our own systems and business functions to replace many of the systems and business functions Pride provides, and we may incur difficulties in the replacement process. We may also incur higher costs for these functions than the amounts we were allocated as segments of Pride. If we do not have in place our own systems and business functions or if we do not have agreements with other providers of these services once our transition services agreement with Pride expires, we may operate our business less efficiently and our results may suffer.

Our designated executive team has not previously worked together and some members of our executive team do not have extensive experience operating our assets.

While the persons expected to be our executive officers have significant industry experience, some do not have extensive operating experience with the rigs in our fleet, and they have not all worked together previously as a team. As a separate company, we will have substantially fewer resources than Pride. Our success will depend, in part, on the ability of our executives to work effectively as a team in the new environment. The loss of any of our executive officers could adversely impact our performance.

The historical and pro forma combined financial information in this information statement may not permit you to predict our future performance, and the estimates and assumptions used in preparing our pro forma combined financial information may be materially different from our actual experience as a separate independent company.

The historical combined financial information we have included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been an independent company during the periods presented or be indicative of what our results of operations, financial position and cash flows may be in the future when we are an independent company. This is primarily a result of the following four factors:

•	the historical combined financial information reflects the effects of certain assets and operations that will not be held by Seahawk, including operations related to two independent leg jackup rigs, two semi-submersible rigs and deepwater drilling services management contracts for the Thunderhorse, Mad Dog and Holstein rigs;

•	our historical combined financial information reflects allocations for services historically provided by Pride, and we expect these allocations to be different from the costs we will incur for these services in the future as a smaller independent company, including with respect to services provided by Pride under the transition services agreement. We expect that, in some instances, the costs incurred for these services as a smaller independent company will be higher than the share of total Pride expenses allocated to us historically;

•	our historical combined financial information does not reflect the debt and related interest expense that we will incur as part of the spin-off, including debt to which the business to be held by us will be subject; and

•	the historical combined financial information does not reflect the increased costs associated with being an independent company, including changes that we expect in our cost structure, personnel needs, financing and operations of our business as a result of the spin-off and from reduced economies of scale.

In preparing the pro forma combined financial information in this information statement, we have made adjustments to the historical combined financial information of Pride based upon currently available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the transactions contemplated by the separation. These and other estimates and assumptions used in the calculation of the pro forma financial information in this information statement may be materially different from our actual experience as a separate, independent company. The pro forma combined financial information in this information statement does not purport to represent what our results of operations would actually have been had we operated as a separate, independent company during the periods presented, nor does the pro forma information give effect to any events other than those discussed in the unaudited pro forma combined financial information and related notes. See “Unaudited Pro Forma Combined Financial Information.”

The requirements of being a public company may strain our resources.

As a public company, we will be subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports, proxy statements and other information. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We expect to incur additional annual expenses related to these steps and, among other things, directors and officers liability insurance, director fees, SEC reporting, transfer agent fees, hiring additional accounting and administrative personnel, increased auditing and legal fees and similar expenses, which expenses may be significant. In addition, we may not be able to implement these changes in a timely fashion.

The spin-off could result in substantial tax liability.

Pride has requested a private letter ruling from the IRS substantially to the effect that the distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368 of the Code. In addition, Pride intends to obtain an opinion from Baker Botts L.L.P. substantially to the effect that the distribution, together with certain related transactions, will so qualify. Pride has advised us that it does not intend to complete the spin-off if it has not obtained the IRS private letter ruling and the opinion from Baker Botts L.L.P. The IRS private letter ruling and the opinion will rely on certain representations, assumptions and undertakings, including those relating to the past and future conduct of our business, and neither the IRS private letter ruling nor the opinion would be valid if such representations, assumptions and undertakings were incorrect. Moreover, the IRS private letter ruling will not address all the issues that are relevant to determining whether the distribution will qualify for tax-free treatment. For more information regarding the tax opinion and the private letter ruling, see the section entitled “The Spin-Off — Certain U.S. Federal Income Tax Consequences of the Spin-Off” included elsewhere in this information statement.

If the distribution fails to qualify for tax-free treatment, Pride would be treated as if it had sold the common stock of our company in a taxable sale for its fair market value, and our initial public stockholders would be treated as if they had received a taxable distribution from Pride in an amount equal to the fair market value of our common stock that was distributed to them. Under the tax sharing agreement we will enter into with Pride, we would generally be required to indemnify Pride against any tax resulting from the distribution to the extent that such tax resulted from (i) certain acquisitions of our stock or assets, whether by merger or otherwise, (ii) other actions or failures to act by us or (iii) any of our representations or undertakings being incorrect or violated. For a more detailed discussion, see the section entitled “Certain Relationships and Related Party Transactions — Agreements Between Us and Pride — Tax Sharing Agreement” included elsewhere in this information statement. Our indemnification obligations to Pride and its subsidiaries, officers and directors are not limited by any maximum amount. If we are required to indemnify Pride or such other persons under the circumstances set forth in the tax sharing agreement, our financial condition could be materially adversely affected.

We might not be able to engage in desirable strategic transactions and equity issuances following the spin-off.

Under the tax sharing agreement that we will enter into with Pride, we will be prohibited from taking or failing to take any action that prevents the spin-off and related transactions from being tax-free. Such actions would include, among others, the following to the extent that they and the spin-off are treated as a single plan:

•	entering into post-spin-off transactions (whether taxable or tax-free) that, when considered together with certain pre-spin-off transactions, result in 50% or more of our stock being acquired;

•	ceasing to conduct an active business; and

•	issuing or repurchasing our stock beyond certain thresholds.

These restrictions, to the extent they remain in effect and apply to particular transactions we may seek to undertake, may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that may maximize the value of our business. For more information, see the sections entitled “The Spin-Off — Certain U.S. Federal Income Tax Consequences of the Spin-Off” and “Certain Relationships and Related Party Transactions — Agreements Between Us and Pride — Tax Sharing Agreement” included elsewhere in this information statement.

The terms of our separation from Pride, the related agreements and other transactions with Pride were determined in the context of a parent-subsidiary relationship and thus may be less favorable to us than the terms we could have obtained from an unaffiliated third party.

Transactions and agreements entered into with Pride on or before the closing of the spin-off present conflicts between our interests and those of Pride. These transactions and agreements include the following:

•	agreements related to the separation of our business from Pride that will provide for, among other things, the assumption by us of liabilities related to our business or subsidiaries, the assumption by Pride of liabilities unrelated to our business, our agreement not to compete with Pride in certain respects for three years following the spin-off, the transfer to us of a target working capital amount, our respective rights, responsibilities and obligations with respect to taxes and tax benefits and the terms of our various interim and ongoing relationships, as described under “Certain Relationships and Related Party Transactions — Agreements Between Us and Pride;” and

•	administrative support services provided by Pride to us and other transactions with Pride, as described under “Certain Relationships and Related Party Transactions.”

Because the terms of our separation from Pride and these transactions and agreements are being entered into in the context of a parent-subsidiary relationship, their terms may be less favorable to us than the terms we could have obtained from an unaffiliated third party. In addition, while we are controlled by Pride, it is possible for Pride to cause us to amend these agreements on terms that may be less favorable to us than the current terms of the agreements. We may not be able to resolve any potential conflict, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party. See “Certain Relationships and Related Party Transactions — Agreements Between Us and Pride.”

In connection with our separation from Pride, Pride will indemnify us for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that Pride’s ability to satisfy its indemnification obligation will not be impaired in the future.

Pursuant to the master separation agreement, Pride will agree to indemnify us from certain liabilities. However, third parties could seek to hold us responsible for any of the liabilities that Pride has agreed to retain, and there can be no assurance that the indemnity from Pride will be sufficient to protect us against the full amount of such liabilities, or that Pride will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from Pride any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could adversely affect our business, results of operations and financial condition.

Risks Related to the Securities Markets and Ownership of Our Common Shares

Substantial sales of our common shares could cause our share price to decline and issuances by us may dilute your ownership interest in our company.

Any sales of substantial amounts of our common shares in the public market after the spin-off, or the perception that these sales might occur, could lower the market price of our common shares and impede our ability to raise capital through the issuance of equity securities. Although we have no actual knowledge of any plan or intention on the part of any 5% or greater stockholder to sell our common stock following the spin-off, it is possible that some Pride stockholders, including possibly some of Pride’s large stockholders and index fund investors, will sell the shares of our common stock they receive in the spin-off for various reasons (for example, if our business profile or market capitalization as an independent company does not fit their investment objectives). Further, if we issue additional equity securities to raise additional capital, your ownership interest in our company will be diluted and the value of your investment may be reduced.

The price of our common stock may be volatile.

We have not and will not set an initial price for our common stock. The price for our common stock will be established by the public market. We are unable to predict whether large amounts of our common stock will be sold in the open market following the spin-off. We are also unable to predict the number of buyers that will be in the market at any time. Our smaller size and different investment characteristics may not appeal to the current investor base of Pride. There is no assurance that there will be sufficient buying interest to offset any sales, and, accordingly, the price of our common stock could be depressed by those sales or be more volatile. Neither we nor Pride can assure you that the trading price of a share of Pride common stock after the spin-off plus the trading price of the [          ] share[s] of Seahawk common stock distributed for each share of Pride common stock will not, in the aggregate, be less than the trading price of a share of Pride common stock before the spin-off.

We have no plans to pay regular dividends on our common shares, so you may not receive funds without selling your common shares.

We have no current intent to pay a regular dividend. We expect that our new credit facility will include restrictions on our ability to pay dividends. Our board of directors will determine the payment of future dividends on our common stock, if any, and the amount of any dividends in light of applicable law, contractual restrictions limiting our ability to pay dividends, our earnings and cash flows, our capital requirements, our financial condition, and other factors our board of directors deems relevant. Accordingly, you may have to sell some or all of your common shares in order to generate cash flow from your investment.

Provisions in our certificate of incorporation and by-laws and in our rights plan, and provisions of Delaware law, may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Our certificate of incorporation, by-laws and Delaware law contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the raider and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include, among others:

•	our board of directors fixes the number of members on the board;

•	our board of directors is divided into three classes with staggered terms;

•	elimination of the rights of our stockholders to act by written consent and call stockholder meetings;

•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

•	the right of our board of directors to issue preferred stock without stockholder approval;

•	supermajority vote requirements for certain amendments to our certificate of incorporation and by-laws;

•	anti-takeover provisions of Delaware law which may prevent us from engaging in a business combination with an interested stockholder; and

•	limitations on the right of stockholders to remove directors.

In addition, we expect to adopt a stockholder rights plan which will provide that in the event of an acquisition of or tender offer for 15% of our outstanding common stock, our stockholders shall be granted rights to purchase our common stock at a specified price. The rights plan could make it more difficult for a third-party to acquire our common stock without the approval of our board of directors.

Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. For more information, see the section entitled “Description of Capital Stock — Delaware Anti-Takeover Law” included elsewhere in this information statement. We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board and by providing our board with more time to assess any acquisition proposal. These provisions are not intended to make our company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board determines is not in the best interests of our company and our stockholders.

FORWARD-LOOKING INFORMATION

This information statement contains forward-looking statements. All statements, other than statements of historical fact, included in this information statement that address activities, events or developments that we expect, project, believe or anticipate will or may occur in the future are forward-looking statements. These include such matters as:

•	market conditions, expansion and other development trends in the contract drilling industry;

•	our ability to enter into new contracts for our rigs and future utilization rates and contract rates for rigs;

•	customer requirements for drilling capacity and customer drilling plans;

•	future capital expenditures and investments in the refurbishment and upgrading of rigs (including the amount and nature thereof and the timing of completion and delivery thereof);

•	future income tax payments;

•	business strategies;

•	expansion and growth of operations;

•	future payment of dividends;

•	expected outcomes of legal, tax and administrative proceedings, including Pride’s ongoing FCPA investigation, pending tax assessments by the Mexican government and potential claims resulting from the loss of the Pride Wyoming, and their expected effects on our financial position, results of operations and cash flows;

•	future operating results and financial condition;

•	the correlation between demand for our services and our earnings and customers’ expectations of future energy prices;

•	expected general and administrative expenses;

•	contract backlog and the amounts expected to be realized;

•	future exposure to currency devaluations or exchange rate fluctuations;

•	sufficiency of funds for required capital expenditures, working capital and debt service; and

•	liabilities under laws and regulations protecting the environment.

We have based these statements on our assumptions and analyses in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. Forward-looking statements by their nature involve substantial risks and uncertainties that could significantly affect expected results, and actual future results could differ materially from those described in such statements. Although it is not possible to identify all factors, we continue to face many risks and uncertainties. Among the factors that could cause actual future results to differ materially are the risks and uncertainties described under “Risk Factors” above and the following:

•	general economic and business conditions;

•	prices of oil and natural gas, particularly prices for natural gas in the U.S. and Mexico, and industry expectations about future prices;

•	ability to adequately staff our rigs;

•	foreign exchange controls and currency fluctuations;

•	political stability in the countries in which we operate;

•	the business opportunities (or lack thereof) that may be presented to and pursued by us;

•	cancellation or renegotiation of our drilling contracts;

•	changes in laws or regulations;

•	changes in interest and tax rates;

•	demand for our rigs;

•	our ability to enter into and the terms of future contracts;

•	our ability to realize expected benefits from the spin-off;

•	a determination by the IRS that the spin-off should be treated as a taxable transaction;

•	our different capital structure as an independent company, including our access to capital, credit ratings, indebtedness and ability to raise additional financing;

•	the adequacy of sources of liquidity;

•	competition and market conditions in the contract drilling industry;

•	labor relations and work stoppages;

•	operating hazards, war, terrorism and cancellation or unavailability of insurance coverage;

•	severe weather; and

•	the effect of litigation and contingencies.

Most of these factors are beyond our ability to control or predict. Any of these factors, or a combination of these factors, could materially affect our future financial condition or results of operations and the ultimate accuracy of the forward-looking statements. These forward-looking statements are not guarantees of our future performance, and our actual results and future developments may differ materially from those projected in the forward-looking statements. Management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements or present or prior earnings levels. In addition, each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

THE SPIN-OFF

General

The board of directors of Pride has preliminarily approved a plan to separate Pride into two independent, publicly traded companies. As preliminarily approved, the separation would occur through the distribution to Pride stockholders of all of the shares of common stock of a subsidiary of Pride that would hold, directly or indirectly, the assets and liabilities of Pride’s mat-supported jackup rig business.

In furtherance of this plan, on [          ], 2009, the Pride board of directors approved the spin-off. We expect that the mat-supported jackup rig business to be held by us will be subject to approximately $[     ] million of debt, if available (the proceeds of which will have been distributed to Pride). On [          ], 2009, the spin-off date, subject to certain customary conditions, each Pride stockholder will receive [          ] share[s] of our common stock with respect to each share of Pride common stock held by such stockholder at the close of business on the record date, as described below. Following the spin-off, Pride stockholders will own 100% of our common stock. Pride stockholders will not be required to make any payment, surrender or exchange of shares of Pride common stock or take any other action to receive their shares of Seahawk common stock.

The spin-off as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see the caption entitled “— Conditions to the Spin-Off” included elsewhere in this section.

Reasons for the Spin-Off

Pride’s board of directors has determined that separating our business from Pride is in the best interests of Pride and its stockholders. The board of directors of Pride considered the following potential benefits in making its determination to effect the spin-off:

•	facilitating Pride’s external acquisition growth strategy for its premium deepwater drilling operations by meaningfully increasing the relative value and attractiveness of the shares of stock which Pride will have available to offer as acquisition currency and thereby decreasing Pride’s overall cost of capital;

•	facilitating the growth and acquisition strategies for the mat-supported jackup rig business to be held by us, which would be inconsistent with Pride’s general business strategy;

•	permitting our management (i) to focus exclusively on the operation and management of the mat-supported jackup rig business and the opportunities, challenges and risks unique to that business, and (ii) to modify the manner in which the business is conducted in order to increase its profitability; and

•	allowing Pride to refine its focus and further enhance its reputation as a provider of technically advanced contract drilling services primarily in deepwater by separating from the mat-supported jackup rig business and focusing on its premium deepwater drilling operations.

Neither we nor Pride can assure you that, following the spin-off, any of these benefits will be realized to the extent anticipated or at all.

The Pride board of directors also considered a number of potentially negative factors in evaluating the spin-off, including the potential loss of synergies from operating as one company and potential increased costs, potential loss of joint purchasing power, potential disruptions to the businesses as a result of the spin-off, the impact of Seahawk’s incurring debt under our new credit facility, the limitations placed on our company as a result of the tax sharing agreement and other agreements it is expected to enter into with Pride in connection with the spin-off, risks of being unable to achieve the benefits expected to be achieved by the spin-off, risks related to loss of the opportunity to train Pride personnel on the mat-supported jackup rigs, the risk that reducing infrastructure in Mexico may reduce Pride’s ability to compete for deepwater contracts in Mexico, the risk that the spin-off might not be completed, the one-time, ongoing costs of the spin-off and the risk that the trading price of a share of Pride common stock after the spin-off plus the trading price of the [          ] share[s] of Seahawk common stock distributed for each share of Pride common stock will, in the aggregate, be less than the trading price of a share of Pride common stock before the spin-off. The Pride board of directors concluded that the potential benefits of the spin-off outweighed these factors.

In view of the wide variety of factors considered in connection with the evaluation of the spin-off and the complexity of these matters, the Pride board of directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered. The individual members of the Pride board of directors likely may have given different weights to different factors.

The Number of Shares You Will Receive

For each share of Pride common stock that you owned at the close of business on [          ], 2009, the record date, and not subsequently sold in the “regular way” market, you will receive [          ] shares of Seahawk common stock on the spin-off date.

Treatment of Fractional Shares

The transfer agent will not deliver any fractional shares of our common stock in connection with the spin-off. Instead, the transfer agent will aggregate all fractional shares and sell them on behalf of those holders who otherwise would be entitled to receive a fractional share. We anticipate that these sales will occur as soon as practicable after the distribution date. Those holders will then receive a taxable cash payment in the form of a check in an amount equal to their pro rata share of the total net proceeds of those sales. If you own your shares of Pride stock directly (either in book-entry form through an account with Pride’s transfer agent and/or if you hold physical stock certificates), your check for any cash that you may be entitled to receive instead of fractional shares of our common stock will be mailed to you separately. It is expected that all fractional shares held in street name will be aggregated and sold by brokers or other nominees according to their standard procedures. You should contact your broker or other nominee for additional details.

None of Pride, our company or the transfer agent will guarantee any minimum sale price for the fractional shares of our common stock. Neither we nor Pride will pay any interest on the proceeds from the sale of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient stockholders. See “— Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Treatment of Stock-Based Awards

In recent years, employees of Pride (including certain of our executive officers) have been eligible to participate in Pride’s 1998 Long-Term Incentive Plan and Pride’s 2007 Long-Term Incentive Plan. Under these plans, Pride’s Compensation Committee has granted certain stock-based awards, including restricted stock units, shares of restricted stock and stock options, to employees who are remaining with Pride (“Remaining Employees”) and employees who are transferring to Seahawk (“Transferring Employees”). The outstanding stock-based awards held by Remaining Employees and Transferring Employees at the time of the spin-off will be treated as set forth below. The expected equity ownership of our named executive officers after the spin-off is described in “Management — Security Ownership of Executive Officers and Directors.” The equity ownership of our other employees is expected to be less than 1% in the aggregate of our outstanding shares of common stock after the spin-off.

Restricted Stock Units Granted in 2009

Pride restricted stock units granted in 2009 and held by Remaining Employees will remain subject to the vesting schedule and other terms of such awards following the spin-off, except that the number of restricted stock units granted in 2009 and held by the Remaining Employees will be increased by a number of additional units equal to (x) the value of the Seahawk common stock (calculated using the closing price on the date of the spin-off) that would have been distributed in the spin-off to a holder of a number of shares of Pride common stock equal to the number of restricted stock units granted in 2009 and held by the employee on the record date, divided by (y) the value of a share of Pride common stock (calculated using the closing price on the date of the spin-off). Remaining Employees will not otherwise receive any distribution in the spin-off in respect of restricted stock units granted in 2009.

Transferring Employees likewise will not receive any distribution in the spin-off in respect of restricted stock units granted in 2009. Pride restricted stock units granted in 2009 and held by Transferring Employees will be forfeited as a result of the termination of their employment with Pride. However, such Transferring Employees will be granted a replacement award of Seahawk restricted stock units, with the number of such Seahawk restricted stock units equal to (x) divided by (y) plus (z), where (x) is the closing price of Pride common stock on the date of the spin-off multiplied by the number of shares of Pride common stock subject to the forfeited restricted stock units, (y) is the closing price of Seahawk common stock on the date of the spin-off, and (z) is the number of shares of Seahawk common stock that would have been distributed in the spin-off with respect to the number of shares of Pride common stock covered by the forfeited restricted stock units. Such replacement awards will be subject to a vesting schedule that corresponds to the remaining vesting schedule of the forfeited award on the date of the spin-off.

Restricted Stock Units Granted Prior to 2009

Pride restricted stock units granted prior to 2009 and held by Remaining Employees will remain unchanged by the spin-off and will continue to be subject to the vesting schedule and other terms of such awards. In connection with the spin-off, Remaining Employees will not receive Seahawk common stock but will receive a cash payment equal to the value of the Seahawk common stock (calculated using the closing price on the date of the spin-off) that would have been distributed in the spin-off to a holder of a number of shares of Pride common stock equal to the number of restricted stock units granted prior to 2009 and held by the employee on the record date.

Transferring Employees likewise will receive the same cash payment in the spin-off as Remaining Employees. Pride restricted stock units granted prior to 2009 and held by Transferring Employees will thereafter be forfeited as a result of the termination of their employment with Pride. However, such Transferring Employees will be granted a replacement award of Seahawk restricted stock units, with the number of such Seahawk restricted stock units equal to (x) the closing price of Pride common stock on the date of the spin-off multiplied by the number of shares of Pride common stock subject to the forfeited Pride restricted stock units, divided by (y) the closing price of Seahawk common stock on the date of the spin-off. Such replacement awards will be subject to a vesting schedule that corresponds to the remaining vesting schedule of the forfeited award on the date of the spin-off.

Restricted Stock

Pride restricted stock held by Remaining Employees will remain unchanged by the spin-off and will continue to be subject to the vesting schedule and other terms of such awards. Remaining Employees will receive a distribution in the spin-off of [          ] fully vested shares of Seahawk common stock for each share of Pride restricted stock they own on the record date.

Transferring Employees likewise will receive a distribution in the spin-off of [          ] fully vested shares of Seahawk common stock for each share of Pride restricted stock they own on the record date. The Pride restricted stock they hold will thereafter be forfeited as a result of the termination of their employment with Pride. However, such Transferring Employees will be granted replacement awards of Seahawk restricted stock units, with the number of such Seahawk restricted stock units equal to (x) the closing price of Pride common stock on the date of the spin-off multiplied by the number of forfeited shares of Pride restricted stock, divided by (y) the closing price of Seahawk common stock on the date of the spin-off. Such replacement awards will be subject to a vesting schedule that corresponds to the remaining vesting schedule of the forfeited award on the date of the spin-off.

Stock Options

All Pride stock options outstanding at the time of the spin-off will remain stock options to purchase Pride’s common stock, subject to the terms of the grant of such options, but Pride’s compensation committee will adjust the number of shares subject to, and the exercise price of, each stock option using a formula designed to preserve the intrinsic value of each option to the holder, taking into account any change in the value of shares of Pride’s common stock resulting from the spin-off.

This formula requires adjustments to the exercise price and number of underlying option shares such that for each option:

•	on a share-by-share comparison, the pre-spin-off ratio of the exercise price to the fair market value of the Pride shares subject to the option immediately before the spin-off will be equal to the post-spin-off ratio of the exercise price to the fair market value of the Pride shares subject to the option immediately after the spin-off, and

•	the pre-spin-off spread, defined as the difference between the aggregate fair market value of the Pride shares subject to the option immediately before the spin-off and the aggregate exercise price, will be equal to the post-spin-off spread, defined as the difference between the aggregate fair market value of the Pride shares subject to the option immediately after the spin-off over the aggregate exercise price.

To illustrate the operation of this formula, assume an employee holds an option to acquire 1,000 shares of Pride stock at an exercise price of $50 per share. Further assume that immediately prior to the spin-off, the market price of a share of Pride stock (including the value of the distribution of Seahawk stock for that share) is $100, and that immediately after the spin-off the market price of a share of Pride stock is $80 (these hypothetical stock prices are provided for ease of computation and are not indicative of expected stock prices before or after the spin-off). In this example, the pre-spin-off ratio is 0.5, calculated as $50 / $100, and the pre-spin-off spread is $50,000, calculated as (1,000 * $100) – (1,000 * $50). In order to preserve the pre-spin-off ratio, the exercise price must be reduced to $40, calculated by multiplying the post-spin-off market price of Pride stock by the ratio ($80 * 0.5). In order to preserve the pre-spin-off spread, the number of Pride shares subject to the option must be increased to 1,250, calculated by dividing the spread ($50,000) by the difference between the post-spin-off market price of Pride stock and the new post-spin-off exercise price ($80 – $40).

With respect to Transferring Employees, all such options are already vested. Options awards held by Transferring Employees will expire according to the terms of the grant of such options because the Transferring Employees are terminating their employment with Pride. The option grants generally provide that expiration will occur 60 days after termination of employment with Pride. The Seahawk board of directors may, in its discretion, make new or replacement awards with respect to such forfeited options.

When and How You Will Receive the Distribution

Pride will distribute the shares of our common stock on [          ], 2009, the spin-off date. Pride’s transfer agent and registrar, [          ], will serve as transfer agent and registrar for the Seahawk common stock and as distribution agent in connection with the distribution of Seahawk common stock.

If you own Pride common stock as of the close of business on the record date, the shares of Seahawk common stock that you are entitled to receive in the spin-off will be issued electronically, as of the spin-off date, to your account as follows:

•	Registered Stockholders. If you own your shares of Pride stock directly (either in book-entry form through an account at Pride’s transfer agent, and/or if you hold physical paper stock certificates), you will receive your shares of Seahawk common stock by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording stock ownership when no physical paper share certificates are issued to stockholders, as is the case in this spin-off.

Commencing on or shortly after the spin-off date, if you are a registered holder of Pride shares, the distribution agent will mail to you an account statement that indicates the number of shares of Seahawk common stock that have been registered in book-entry form in your name.

If you have any questions concerning the mechanics of having shares of our common stock registered in book-entry form, we encourage you to contact [          ] at the address set forth in “Summary — Questions and Answers About Seahawk and the Spin-Off.”

•	Beneficial Stockholders. Most Pride stockholders hold their shares of Pride common stock beneficially through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Pride common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of Seahawk common stock that you are entitled to receive in the spin-off. If you have any questions concerning the mechanics of having shares of our common stock held in “street name,” we encourage you to contact your bank or brokerage firm.

If any stockholder of Pride on the record date sells shares of Pride common stock on the “regular way” market after the record date but on or before the spin-off date, the buyer of those shares, and not the seller, will become entitled to receive the shares of our common stock issuable in respect of the shares sold. See “— Trading Between the Record Date and Spin-Off Date” below for more information.

Trading Between the Record Date and Spin-Off Date

Beginning on or shortly before the record date and continuing up to and including through the spin-off date, we expect that there will be two markets in Pride common stock: a “regular-way” market and an “ex-distribution” market. Shares of Pride common stock that trade on the regular way market will trade with an entitlement to shares of Seahawk common stock distributed pursuant to the spin-off. Shares that trade on the ex-distribution market will trade without an entitlement to shares of Seahawk common stock distributed pursuant to the spin-off. Therefore, if you sell shares of Pride common stock in the “regular-way” market up to and including through the spin-off date, you will be selling your right to receive shares of Seahawk common stock in the spin-off. If you own shares of Pride common stock at the close of business on the record date and sell those shares on the “ex-distribution” market, up to and including the spin-off date, you will still receive the shares of Seahawk common stock that you would be entitled to receive pursuant to your ownership of the shares of Pride common stock.

Furthermore, beginning on or shortly before the record date and continuing up to and including the spin-off date, we expect that there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for shares of Seahawk common stock that will be distributed to Pride stockholders on the spin-off date. If you owned shares of Pride common stock at the close of business on the record date, you would be entitled to shares of our common stock distributed pursuant to the spin-off. You may trade this entitlement to shares of Seahawk common stock, without the shares of Pride common stock you own, on the “when-issued” market. On the first trading day following the spin-off date, “when-issued” trading with respect to our common stock will end and “regular-way” trading will begin.

Conditions to the Spin-Off

We expect that the spin-off will be effective on [          ], 2009, the spin-off date, assuming that certain conditions described in this information statement have been satisfied or waived by Pride. See “Certain Relationships and Related Party Transactions — Agreements Between Us and Pride — Master Separation Agreement — The Spin-Off” for a description of these conditions.

Separation Costs

In connection with the consummation of the spin-off, Pride expects to incur one-time, non-recurring pre-tax separation costs of approximately $[     ] to $[     ] million that will be allocated to Seahawk. These one-time costs are expected to consist of, among other things: financial, legal, tax, accounting and other advisory fees; non-income tax costs and regulatory fees incurred as part of the separation of our business from Pride’s other businesses; costs for building and/or reconfiguring the required information systems to run the stand-alone companies; other various costs for branding the new company, NASDAQ listing fees, investor and other stakeholder communications, printing costs, fees of the distribution agent, and employee recruiting fees and incentive compensation, among other things. After the spin-off, to the extent additional one-time costs are incurred by our company in connection with the separation, they will be the direct responsibility of Seahawk.

However, such costs are not currently estimable. In addition, the costs to operate our business as an independent public entity may exceed the historical allocations of expenses related to areas that include, but are not limited to, litigation and other legal matters, compliance with the Sarbanes-Oxley Act and other corporate compliance matters, insurance and claims management and the related cost of insurance, as well as general overall purchasing power. These costs will be our responsibility and are as discussed elsewhere in this information statement in the section entitled “Unaudited Pro Forma Combined Financial Information.”

Results of the Spin-Off

After the spin-off, we will be a separate publicly traded company. Immediately following the spin-off, we expect to have approximately [          ] stockholders of record, based on the number of registered stockholders of Pride common stock on [          ], 2009, and approximately [          ] million shares of Seahawk common stock outstanding.

Before the spin-off, we will enter into a master separation agreement and several other agreements with Pride to effect the separation and provide a framework for our relationships with Pride after the separation. These agreements will govern the relationships between Seahawk and Pride subsequent to the completion of the spin-off and provide for the allocation between Seahawk and Pride of Pride’s assets, liabilities and obligations attributable to periods prior to the spin-off. For a more detailed description of these agreements, see the section entitled “Certain Relationships and Related Party Transactions” included elsewhere in this information statement.

The spin-off will not affect the number of outstanding shares of Pride common stock or any rights of Pride stockholders, although it will affect the market value of the outstanding Pride common stock.

Market for Common Stock

There is currently no public market for Seahawk common stock. However, we expect that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the spin-off, and we expect regular way trading of our common stock will begin on the first trading day after the completion of the spin-off. Neither we nor Pride can assure you as to the trading price of our common stock after the spin-off or as to whether the trading price of a share of Pride common stock after the spin-off plus the trading price of the [          ] share[s] of Seahawk common stock distributed for each share of Pride common stock will not, in the aggregate, be less than the trading price of a share of Pride common stock before the spin-off. See “Risk Factors — Risks Related to the Securities Markets and Ownership of Our Common Shares.” The trading price of our common stock is likely to fluctuate significantly, particularly until an orderly market develops.

A condition to the spin-off is the listing on the NASDAQ Global Select Market of our common stock. We have applied to list Seahawk common stock on the NASDAQ Global Select Market under the symbol “HAWK.”

After the spin-off, we will have [          ] shares of our common stock outstanding. The shares of our common stock distributed to Pride’s stockholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the spin-off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. This may include some or all of our executive officers and directors. Individuals who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act of 1933 (the “Securities Act”) or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(1) of the Securities Act or Rule 144 thereunder.

Certain U.S. Federal Income Tax Consequences of the Spin-Off

The following is a summary of certain material U.S. federal income tax consequences relating to the spin-off by Pride. This summary is based on the Code, the U.S. Treasury regulations promulgated thereunder, and interpretations of the Code and the U.S. Treasury regulations by the courts and the IRS, in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary does not discuss all the tax considerations that may be relevant to Pride stockholders in light of their particular circumstances, nor does it address the consequences to Pride stockholders subject to special treatment under the U.S. federal income tax laws (such as non-U.S. persons, insurance companies, dealers or brokers in securities or currencies, tax-exempt organizations, financial institutions, mutual funds, pass-through entities and investors in such entities, holders who hold their shares as a hedge or as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction or who are subject to alternative minimum tax or holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation). In addition, this summary does not address the U.S. federal income tax consequences to those Pride stockholders who do not hold their Pride common stock as a capital asset. Finally, this summary does not address any state, local or foreign tax consequences. PRIDE STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE SPIN-OFF TO THEM.

The spin-off is conditioned upon Pride’s receipt of a private letter ruling from the IRS and an opinion of Baker Botts L.L.P., in each case, substantially to the effect that the distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368 of the Code and will further qualify under certain provisions of Section 355 for tax-free treatment to Pride. Pride has requested a private letter ruling from the IRS that the distribution will so qualify. In keeping with the IRS’s ruling practice, however, the private letter ruling will not cover certain matters which are relevant to the tax-free treatment of Pride and its stockholders. These matters will be covered in the opinion of Baker Botts L.L.P.

Assuming the distribution qualifies as a reorganization under Sections 355 and 368 and is in compliance with certain other requirements of Section 355 for tax-free treatment to Pride:

•	the distribution will not result in any taxable income, gain or loss to Pride, other than with respect to any intercompany items or excess loss accounts required to be taken into account under Treasury regulations relating to consolidated returns;

•	no gain or loss will be recognized by (and no amount will be included in the income of) Pride common stockholders upon their receipt of shares of Seahawk common stock in the distribution;

•	the holding period of the Seahawk common stock received by each Pride common stockholder will include the holding period at the time of the distribution for the Pride common stock on which the distribution is made;

•	the tax basis of the Pride common stock held by each Pride common stockholder immediately before the distribution will be allocated between that Pride common stock and the Seahawk common stock received, including any fractional share of Seahawk stock deemed received in the distribution, in proportion to the relative fair market value of each on the date of the distribution; and

•	a Pride common stockholder who receives cash for a fractional share of Seahawk common stock will generally recognize capital gain or loss measured by the difference between the amount of cash received and the basis of the fractional share interest in Seahawk common stock to which the stockholder would otherwise be entitled.

United States Treasury Regulations also generally provide that if a Pride common stockholder holds different blocks of Pride common stock (generally shares of Pride common stock purchased or acquired on different dates or at different prices), the aggregate basis for each block of Pride common stock purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of Seahawk common stock received in the spin-off in respect of such block of Pride common stock and such block of Pride common stock, in proportion to their respective fair market values, and the holding period of the shares of Seahawk common stock received in the spin-off in respect of such block of Pride common stock will include the holding period of such block of Pride common stock. If a Pride common stockholder is not able to identify which particular shares of Seahawk common stock are received in the spin-off with respect to a particular block of Pride common stock, for purposes of applying the rules described above, the stockholder may designate which shares of Seahawk common stock are received in the spin-off in respect of a particular block of Pride common stock, provided that such designation is consistent with the terms of the spin-off. Holders of Pride common stock are urged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the letter ruling request are untrue or incomplete in any material respect, we will not be able to rely on the ruling. Furthermore, the IRS will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment of Pride and its stockholders under Section 355 of the Code. Rather, the ruling is based upon representations by Pride that these conditions have been satisfied, and any inaccuracy in such representations could invalidate the ruling. In addition to obtaining the ruling from the IRS, Pride has made it a condition to the spin-off that Pride obtain an opinion of Baker Botts L.L.P. substantially to the effect that the distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368 of the Code and will be in compliance with certain other requirements of Section 355 for tax-free treatment to Pride. The opinion will rely on the ruling as to matters covered by the ruling. In addition, the opinion will be based on, among other things, certain assumptions and representations made by Pride and us, which if incorrect or inaccurate in any material respect would jeopardize the conclusions reached by counsel in its opinion. The opinion will not be binding on the IRS or the courts and will be subject to other qualifications and limitations.

Notwithstanding receipt by Pride of the ruling and opinion of counsel, the IRS could assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, our initial public stockholders and Pride could be subject to significant U.S. federal income tax liability. In general, Pride would be treated as if it had sold the common stock of our company in a taxable sale for its fair market value and our initial public stockholders would be treated as if they had received a taxable distribution from Pride in an amount equal to the fair market value of our common stock that was distributed to them. In addition, even if the distribution were otherwise to qualify under Section 355 of the Code, it may be taxable to Pride (but not to Pride’s stockholders) under Section 355(e) of the Code, if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest in Pride or us. For this purpose, any acquisitions of Pride stock or of our common stock within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although we or Pride may be able to rebut that presumption.

In connection with the spin-off, we and Pride will enter into a tax sharing agreement pursuant to which we will agree to be responsible for certain liabilities and obligations following the spin-off. In general, under the terms of the tax sharing agreement, in the event the distribution were to fail to qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368 of the Code as a result of any of our (or our subsidiaries’) actions or failures to act, we would be responsible for all losses, including any adjustment to taxes, imposed on Pride to the extent that such losses result from such actions or failures to act. In addition, if our (or our subsidiaries’) actions or failures to act result in any acquisition of our shares that causes Section 355(e) of the Code to apply to the spin-off, we would be responsible for all taxes imposed on Pride as a result of such acquisition. For a more detailed discussion, see the section entitled “Certain Relationships and Related Party Transactions — Agreements Between Us and Pride — Tax Sharing Agreement” included elsewhere in this information statement. Our indemnification obligations to Pride and its subsidiaries, officers and directors for losses, including any adjustment to taxes, under the tax sharing agreement are not limited in amount or subject to any cap. If we are required to indemnify Pride and its subsidiaries and their respective officers and directors under the circumstances set forth in the tax sharing agreement, we may be subject to substantial liabilities.

Pride may incur some tax cost in connection with the spin-off (as a result of certain intercompany transactions or as a result of certain differences between federal, on the one hand, and foreign or state tax rules, on the other), whether or not the distribution qualifies as a reorganization under Sections 355 and 368 of the Code.

Under U.S. Treasury regulations, each Pride stockholder who, immediately before the distribution, owns at least 5% of the total outstanding stock of Pride must attach to the stockholder’s U.S. federal income tax return for the year in which the spin-off occurs a statement setting forth certain information relating to the tax-free nature of the spin-off. In addition, all stockholders are required to retain permanent records relating to the amount, basis, and fair market value of the Seahawk stock which they receive and to make those records available to the IRS upon request of the IRS.

THE FOREGOING IS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS. EACH PRIDE STOCKHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE SPIN-OFF TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to Pride stockholders who are entitled to receive shares of our common stock in the spin-off. The information statement is not, and is not to be construed as an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Pride nor we undertake any obligation to update such information except in the normal course of our respective public disclosure obligations.

CAPITALIZATION

The following table sets forth our capitalization on a historical combined basis as of December 31, 2008 and on a pro forma combined basis, as adjusted to give effect to the deemed transfer of certain assets and operations of the Gulf of Mexico Business that will not be held by Seahawk, the spin-off and the incurrence of indebtedness and the use of the proceeds therefrom.

This table should be read in conjunction with “Selected Historical Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Information” and our unaudited combined financial statements and corresponding notes included elsewhere in this information statement.

	December 31, 2008
	Historical	Pro Forma

Liabilities:
Long-term debt	$—	$	[ ]	(1)

Net parent funding (stockholders’ equity)
Preferred stock, $.01 par value; [ ] shares authorized pro forma; no shares issued and outstanding pro forma	—		[ ]
Common stock, $.01 par value; [ ] shares authorized pro forma; no shares issued and outstanding pro forma	—		[ ]	(2)
Paid-in capital	—		[ ]
Net parent funding	554.0		[ ]	(3)

Total net parent funding (stockholders’ equity)	554.0		[ ]

Total capitalization	$554.0	$	[ ]

(1)	Assumes $[ ] million in debt to which the business held by us will be subject.

(2)	Represents the expected distribution of [ ] million shares of our common stock to holders of Pride common stock based on the number of shares of Pride common stock outstanding at [ ].

(3)	Represents the elimination of Pride’s net investment in us to paid-in capital less the payment to Pride of $[ ] million in the form of cash.

DIVIDEND POLICY

We do not currently plan to pay a regular dividend on our common stock following the spin-off. The declaration of any future cash dividends and, if declared, the amount of any such dividends, will be subject to our financial condition, earnings, capital requirements, financial covenants and other contractual restrictions and to the discretion of our board of directors. We expect that our new credit facility will include restrictions on our ability to pay dividends. Our board of directors may take into account such matters as general business conditions, industry practice, our prospects, applicable law and such other factors as our board of directors may deem relevant.

SELECTED HISTORICAL COMBINED FINANCIAL INFORMATION

The following tables present selected historical combined financial information of the Gulf of Mexico Business. The term “Gulf of Mexico Business” refers to Pride’s historical Gulf of Mexico operations reflected in the historical combined financial statements discussed herein and included elsewhere in this information statement. The Gulf of Mexico Business reflects the effects of certain assets and operations that will not be held by Seahawk, including operations related to two independent leg jackup rigs, two semi-submersible rigs and deepwater drilling services management contracts for the Thunderhorse, Mad Dog and Holstein rigs. See “Unaudited Pro Forma Combined Financial Information” for further description of the assets of Pride that will not be held by Seahawk but are reflected in the historical combined financial statements of the Gulf of Mexico Business.

We derived the historical combined statement of operations information for each of the years in the three-year period ended December 31, 2008, and the balance sheet information as of December 31, 2007 and 2008 from the audited combined financial statements of the Gulf of Mexico Business included elsewhere in this information statement. We derived the balance sheet information as of December 31, 2006 and the historical combined statement of operations information for the year ended December 31, 2005 from audited combined financial statements of the Gulf of Mexico Business not included in this information statement. We derived the historical combined statement of operations information for the Gulf of Mexico Business for year ended December 31, 2004 and the balance sheet information as of December 31, 2004 and 2005 from unaudited combined financial statements of the Gulf of Mexico Business.

The selected historical combined financial information presented below should be read in conjunction with the combined financial statements of the Gulf of Mexico Business and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement. The financial information may not be indicative of our future performance and does not necessarily reflect what the financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, including changes that will occur in our operations as a result of our spin-off from Pride (amounts in millions).

	Year Ended December 31,
	2008	2007	2006	2005	2004
					(Unaudited)

Statement of Operations Information:
Revenue	$681.3	$707.2	$639.5	$423.0	$326.1
Operating costs, excluding depreciation and amortization	340.4	349.9	299.3	257.9	200.4
Depreciation and amortization	62.5	62.8	54.7	51.3	53.6
General and administrative, excluding depreciation and amortization	36.7	25.7	17.7	13.9	9.9
Impairment expense	—	—	—	—	3.6
(Gain) loss on sale of fixed assets	0.1	(0.4)	(0.4)	(2.1)	—

Earnings from operations	241.6	269.2	268.2	102.0	58.6
Other income and (expense), net	(2.6)	(0.8)	(1.6)	0.8	9.2

Income from continuing operations before income taxes	239.0	268.4	266.6	102.8	67.8
Income taxes	(83.7)	(94.9)	(95.7)	(36.6)	(24.3)

Income (loss) from continuing operations, net of tax	$155.3	$173.5	$170.9	$66.2	$43.5

	As of December 31,
	2008	2007	2006	2005	2004
				(Unaudited)	(Unaudited)

Balance Sheet Information:
Working capital	$84.4	$80.6	$54.5	$95.8	$46.4
Property and equipment, net	612.0	711.5	670.9	579.3	628.7
Total assets	804.9	893.1	823.4	725.4	727.1
Net parent funding	554.0	644.5	579.7	560.2	595.0

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined balance sheet as of December 31, 2008 and the unaudited pro forma combined statement of operations for the year ended December 31, 2008 are based on the historical combined financial statements of the Gulf of Mexico Business. See “Selected Historical Combined Financial Information.” The operations of our Gulf of Mexico platform rigs that were sold in May 2008 have been reclassified to discontinued operations and are not included in income from continuing operations. This unaudited pro forma combined financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements of the Gulf of Mexico Business and the notes to those statements included elsewhere in this information statement.

Our unaudited pro forma combined statement of operations for the year ended December 31, 2008 includes adjustments to give effect to the deemed transfer of certain assets and operations that will not be held by Seahawk as if such transfers occurred on January 1, 2008. The unaudited pro forma combined balance sheet information includes adjustments to give effect to the deemed transfer of certain assets and operations that will not be held by Seahawk as if such transfers occurred on December 31, 2008. The “pro forma, as adjusted” information below also includes adjustments to reflect the spin-off and assumes third-party indebtedness of $[     ] million bearing interest at [     ]% was outstanding as of January 1, 2008.

The unaudited pro forma combined statements of operations and balance sheet give effect to the following:

•	The elimination of operations related to our drilling services management contracts for the Thunderhorse, Mad Dog and Holstein rigs, all of which were managed by the Gulf of Mexico Business until April 2008 but will be retained by Pride.

•	The elimination of operations related to two independent leg jackup rigs, the Pride Tennessee and Pride Wisconsin, which were managed by the Gulf of Mexico Business but will be retained by Pride.

•	The tax effect of the aforementioned adjustments using the applicable tax rate.

The unaudited pro forma, as adjusted combined statements of operations and balance sheet are further adjusted to give effect to the following transactions relating to the spin-off of Seahawk to Pride stockholders:

•	The $[ ] million of indebtedness to which the mat-supported jackup rig business to be held by us will be subject, the proceeds of which will be distributed to Pride.

•	The issuance by us to Pride, in consideration for the contribution, of [ ] shares of our common stock.

•	The distribution of [ ] shares of our common stock to holders of Pride common stock.

The unaudited pro forma combined financial information set forth below is based upon available information and assumptions that we believe are reasonable. The information has been prepared on a combined basis from Pride’s financial statements using the historical results of operations and bases of assets and liabilities of Pride and includes allocations of expenses from Pride to us. The costs to operate our business as an independent public entity may exceed the historical allocations of expenses related to areas that include, but are not limited to, litigation and other legal matters, compliance with the Sarbanes-Oxley Act and other corporate compliance matters, insurance and claims management and the related cost of insurance, as well as general overall purchasing power. These possible increased costs are not included in the unaudited pro forma combined financial information as their impact on our results of operations cannot be reasonably estimated. The unaudited pro forma combined financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our financial condition or results of operations would have been had the spin-off occurred on the dates indicated. The unaudited pro forma combined financial information also should not be considered representative of our future financial condition or results of operations.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

	Gulf of	Operations					Seahawk
	Mexico	Retained		Seahawk	Adjustments		Pro Forma
	Business	by Pride		Pro Forma	for Spin-off		as Adjusted
	(In millions)

Revenue	$681.3	$(128.2	)(a)	$553.1	$—		$553.1
Operating costs, excluding depreciation and amortization	340.4	(40.5	)(a)	299.9	—		299.9
Depreciation and amortization	62.5	(5.6	)(a)	56.9	—		56.9
General and administrative, excluding depreciation and amortization	36.7	(4.0	)(a)	32.7	—		32.7
(Gain) loss on sale of fixed assets	0.1	—		0.1	—		0.1

Earnings from operations	241.6	(78.1)		163.5	—		163.5
Other income and (expense), net	(2.6)	(0.1	)(a)	(2.7)	[ ]	(c)	[ ]

Income from continuing operations before income taxes	239.0	(78.2)		160.8	[ ]		[ ]
Income taxes	(83.7)	27.4	(b)	(56.3)	[ ]	(d)	[ ]

Income from continuing operations, net of tax	155.3	$(50.8)		$104.5	$ [ ]		$ [ ]

Pro forma earnings per share:
Basic							$ [ ]	(e)
Diluted							[ ]	(f)
Weighted average shares used in calculating earnings per share:
Basic							[ ]	(e)
Diluted							[ ]	(f)

See accompanying notes to Unaudited Pro Forma Combined Financial Statements.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

As of December 31, 2008

		Assets/
	Gulf of	Liabilities						Seahawk
	Mexico	Retained		Seahawk	Adjustments			Pro Forma
	Business	by Pride		Pro Forma	for Spin-off			as Adjusted
	(In millions)

ASSETS
Current assets:
Cash and cash equivalents	$41.1	$—		$41.1	$	[ ]	(i)(j)	$	[ ]
Trade receivables, net	82.8	(9.6	)(g)	73.2		[ ]			[ ]
Deferred income taxes	1.0	—		1.0		[ ]			[ ]
Prepaid expenses and other current assets	62.4	(0.9	)(g)	61.5		[ ]			[ ]

Total current assets	187.3	(10.5)		176.8		[ ]			[ ]
Property and equipment, net	612.0	(80.8	)(g)	531.2		—			531.2
Goodwill	1.2	—		1.2		[ ]			[ ]
Other assets	4.4	(0.1	)(g)	4.3		[ ]	(h)		[ ]

Total assets	$804.9	$(91.4)		$713.5	$	[ ]		$	[ ]

LIABILITIES AND NET PARENT FUNDING/STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$15.8	$(0.1	)(g)	$15.7	$	[ ]	(k)	$	[ ]
Accrued expenses and other current liabilities	84.6	(1.0	)(g)	83.6		[ ]			[ ]
Income taxes payable	2.5	—		2.5		[ ]			[ ]

Total current liabilities	102.9	(1.1)		101.8		[ ]			[ ]
Long-term debt	—	—		—		[ ]	(i)		[ ]
Other long-term liabilities	3.6	—		3.6		[ ]			[ ]
Deferred income taxes	144.4	(15.9	)(g)	128.5		[ ]			[ ]

Total liabilities	250.9	(17.0)		233.9		[ ]			[ ]
Net Parent Funding/Stockholders’ equity:
Preferred stock	—	—		—		[ ]			[ ]
Common stock	—	—		—		[ ]	(l)		[ ]
Net parent funding/Retained earnings	554.0	(74.4	)(g)	479.6		[ ]	(j)(k)(l)		[ ]
Paid-in capital	—	—		—		[ ]	(l)		[ ]

Total net parent funding/stockholders’ equity	554.0	(74.4)		479.6		[ ]			[ ]

Total liabilities and net parent funding/stockholders’ equity	$804.9	$(91.4)		$713.5	$	[ ]		$	[ ]

See accompanying notes to Unaudited Pro Forma Combined Financial Statements.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

As of the effective date of the spin off, Seahawk will hold selected assets, selected liabilities and parent funding as reported related to its mat-supported jackup rig business. The amounts of the assets and liabilities in the pro forma combined balance sheet have been based upon the audited December 31, 2008 carrying values.

Statements of Operations

(a) Reflects revenues and related expenses associated with certain assets that will not be held by Seahawk but are included in the historical combined results of operations of the Gulf of Mexico Business based upon management responsibility. These assets include:

•	The Pride Tennessee and Pride Wisconsin, two independent-leg jackup rigs that will remain assets of Pride. The current customer contracts applicable to these rigs will remain with the Seahawk subsidiary that is party to such contracts. Pursuant to an agreement we will enter into with Pride, all obligations, benefits and risks of these customer contracts will be passed through to Pride until their completion, which we expect to occur in August 2009 for both rigs; and

•	The deepwater drilling services management contracts for the Thunderhorse, Mad Dog and Holstein rigs that were performed by the Gulf of Mexico Business through April 2008 when they were transferred to Pride and will remain with Pride after the spin-off.

(b) Reflects the income tax impact on adjustments described in (a) above using the applicable tax rate.

(c) Reflects the interest expense on $[     ] million of debt to which the business is assumed to be subject. Pro forma interest expense was calculated on an assumed interest rate of [     ]% and also includes estimated amortization of approximately $[     ] million of assumed debt issuance costs. The amount of interest expense will be dependent on the rate obtained, the tenor of the debt, the amount of debt actually issued and the amount of debt issuance costs incurred. The amount to be distributed to Pride, the amount and tenor of the debt we will incur, the associated debt issuance costs, the type of debt and the entity that will incur the debt have not been finally determined, but will be determined prior to the spin-off. A 1% increase in the assumed rate of interest would result in an approximately $[     ] increase in interest expense on debt assumed to be incurred in connection with the spin-off.

(d) Reflects the income tax effect of interest expense on the assumed incurrence of debt discussed in note (c) using the applicable tax rate.

(e) The number of shares used to compute basic earnings per share is [          ], which is the number of shares of Seahawk common stock assumed to be outstanding on the distribution date, based on a distribution ratio of [          ] shares of Seahawk common stock for every [          ] share of Pride common stock outstanding.

(f) The number of shares used to compute diluted earnings per share is based on the number of shares of Seahawk common stock assumed to be outstanding on the distribution date. Net income per diluted share also reflects the potential dilution that could occur if restricted stock units and options granted under the equity based compensation arrangements were exercised or converted into common stock.

Balance Sheet

(g) Reflects the assets and liabilities associated with the assets described in note (a) that will not be held by Seahawk.

(h) Reflects assumed debt issuance costs of $[     ] million associated with the debt discussed in note (i).

(i) Assumes $[     ] million of debt to which the business will be subject as described in note (c).

(j) Reflects the distribution to Pride from proceeds of the debt described in notes (c) and (i).

(k) Reflects the estimated non-recurring expenses of $[       ] million incurred by Pride that will be charged to Seahawk in connection with the transaction, which have been reflected in the unaudited pro forma, as adjusted combined balance sheet as of December 31, 2008. These expenses have not been reflected in the unaudited pro forma combined statement of operations for the year ended December 31, 2008.

(l) Reflects the expected distribution of [     ] million shares of Seahawk common stock to holders of Pride common stock and the elimination of Pride’s net parent funding in us to paid-in capital.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
COMBINED FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the combined financial condition and results of operations should be read in conjunction with “Selected Historical Combined Financial Information,” “Unaudited Pro Forma Combined Financial Information” and the combined financial statements and notes thereto appearing elsewhere in this information statement. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this information statement. See “Forward-Looking Information.” Unless the context requires otherwise or we specifically indicate otherwise, when used in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, the terms “we,” “our,” “ours” and “us” refer to the Gulf of Mexico Business. The financial information for the Gulf of Mexico Business referred to below reflects the effects of, among other things, certain assets and operations that will not be held by Seahawk. See “Unaudited Pro Forma Combined Financial Information” for a description of the assets of Pride that will not be held by Seahawk but are reflected in the historical combined financial statements of the Gulf of Mexico Business.

Separation from Pride

The board of directors of Pride has preliminarily approved a plan to separate Pride into two independent, publicly traded companies. As preliminarily approved, the separation would occur through the distribution to Pride stockholders of all of the shares of common stock of a subsidiary of Pride that would hold, directly or indirectly, the assets and liabilities of Pride’s mat-supported jackup rig business. In furtherance of this plan, on [          ], 2009, the Pride board of directors approved the spin-off. We expect that the mat-supported jackup rig business to be held by us will be subject to approximately $[     ] million of debt, if available (the proceeds of which will have been distributed to Pride). On [          ], 2009, the spin-off date, subject to certain customary conditions, each Pride stockholder will receive [          ] share[s] of our common stock and preferred stock purchase rights for each share of Pride common stock held at the close of business on the record date. Following the spin-off, Pride stockholders will own 100% of our common stock. Pride stockholders will not be required to make any payment, surrender or exchange of shares of Pride common stock or take any other action to receive their shares of Seahawk common stock.

Historically, we have used the operating and corporate functions of Pride for a variety of services including engineering, training and quality control, environmental, health and safety, accounting, corporate finance, human resource management (such as payroll and benefit plan administration), information technology and communications, legal, purchasing and inventory management, risk management, tax and treasury. We were allocated operating expenses of $13.7 million, $10.9 million and $5.0 million and general and administrative expenses of $36.6 million, $25.6 million and $17.4 million for 2008, 2007 and 2006, respectively. Management believes the assumptions and methodologies underlying the allocation of these expenses from Pride are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been or will be incurred by us if we were to operate as an independent, publicly traded company. We expect to enter into a transition services agreement with Pride which will provide for continuation of some of these services in exchange for fees specified in the agreement. See “Certain Relationships and Related Party Transactions — Agreements Between Us and Pride — Transition Services Agreement.” The terms and prices in the transition services agreement may be different than the terms and prices in effect prior to the spin-off. We will also incur additional costs associated with being an independent, publicly traded company. These anticipated incremental costs, which are described in more detail in this information statement in the section entitled “Unaudited Pro Forma Combined Financial Information,” are not reflected in our historical combined financial statements.

Overview

We operate a jackup rig business that provides contract drilling services to the oil and natural gas exploration and production industry in the Gulf of Mexico. Our fleet of mobile offshore drilling rigs consists of 20 mat-supported jackup rigs that are capable of operating in maximum water depths of up to 300 feet and drilling to depths of up to 25,000 feet. We have the second largest fleet of jackup rigs operating in the Gulf of Mexico. We contract with our customers on a dayrate basis to provide rigs and drilling crews, and we are responsible for the payment of operating and maintenance expenses. Our customers primarily consist of various independent oil and natural gas producers, drilling service providers and the national oil company in Mexico, and our competitors range from large international companies offering a wide range of drilling services to smaller companies focused on more specific geographic or technological areas.

Our rig fleet operates in the United States and Mexico. In the United States, customer expectations of future natural gas prices strongly influence their drilling activity. Generally, our customers accelerate their drilling programs in higher natural gas price environments and delay or curtail their drilling programs when natural gas prices decline. In Mexico, all crude oil and natural gas basins are owned by the Mexican government and operated and developed by PEMEX, the national oil company. Revenues from exported crude oil are a critical source of funding for Mexico’s government. PEMEX’s demand for drilling services is subject to governmental approval and intervention, including agreements with OPEC to manage the global supply of crude oil, and also is affected by declining production in established fields such as Cantarell and shifting of spending to newer and often deeper offshore fields.

PEMEX has indicated an increased emphasis on field exploration and development prospects that increasingly require the use of rigs with a water depth rating of 250 feet or greater, especially independent leg cantilever rigs. As PEMEX changes its focus toward new field exploration and development prospects that increasingly require the use of rigs with greater water depth capability, we believe demand in Mexico could increase for our ten rigs with water depth ratings of 250 feet or greater. However, it is possible that demand in Mexico for our ten rigs with water depth ratings of 200 feet or less could decline and the future contracting opportunities for such rigs in Mexico could diminish. We currently have two rigs in Mexico with water depth ratings of 200 feet or less. One, the Pride Arkansas, is currently idle and likely to be stacked in the United States, and we plan to mobilize the rig back to the U.S. in the second quarter of 2009. The second rig, the Pride Nebraska, is expected to finish its current contract in April, and if PEMEX does not renew its contract, we may be required to move the rig back to the United States. PEMEX has indicated the need for 12 incremental jackups in 2009 to maintain its production. While the PEMEX incremental requirements are generally for independent leg rigs with water depth ratings of 250 feet or greater, we believe there will continue to be opportunities for PEMEX to use mat-supported rigs as well. In addition to the rigs we currently have in Mexico, we will seek additional opportunities to mobilize our 250 foot rigs from the United States to Mexico.

Following the onset of the global financial crisis in late 2008, the declining prices of crude oil and natural gas and deteriorating worldwide economic conditions, the demand for drilling services has declined. Lower crude oil and natural gas prices combined with the inability of our customers to obtain financing for drilling projects will have a negative impact on 2009 offshore drilling activity in the United States as our customers are reducing their planned expenditures in response to these factors. We anticipate that 2009 could be the sharpest downturn for jackup activity in over 20 years. As of March 3, 2009, there are only 30 jackups under contract in the U.S. Gulf of Mexico, out of the marketed supply of 57 rigs, or 53% marketed utilization. We anticipate that activity will decline even further based on the lack of new drilling plans and permits outstanding. We do not expect drilling activity to recover until natural gas prices increase from current levels or drilling costs are reduced. Longer term, fleet utilization and dayrates in the U.S. Gulf of Mexico will largely depend upon expectations regarding natural gas prices, access to capital for small to medium sized exploration and production companies and other drilling service providers, seasonality in the market driven by the risk of hurricanes, and the number and timing of rigs moving from the U.S. Gulf of Mexico to Mexico and other international markets.

In the current environment, we intend to work a smaller number of rigs at reasonable dayrates and to stack rigs with no near-term prospects. We plan to keep one rig fully crewed and ready for work, but will stack the rest until activity recovers. Based on current demand, we have stacked eight rigs and intend to stack additional rigs as necessary. In late February 2009, we reduced our U.S. rig-based workforce by approximately 40%. Through most of 2008, our jackup fleet operating in the United States benefited from high commodity prices for oil and natural gas, which enabled smaller, independent producers to take advantage of increases in spot price markets and consequently increased demand for our rigs. Additionally, the industry-wide supply of rigs in the U.S. Gulf of Mexico reduced considerably in 2008 due to rig movement to international markets and the permanent loss of several rigs during the active hurricane seasons of 2005 through 2008, including three rigs lost (one of which was the Pride Wyoming) and one significantly damaged in 2008. We believe that a number of our competitors are continuing to market jackup rigs that have previously operated or are currently operating in the U.S. Gulf of Mexico to other markets, and we believe the rig supply will continue to contract.

Additionally, we could be impacted by the potential negative effect on our dayrates due to worldwide newbuild rig fleet additions. Historically, during prior periods of high utilization and dayrates, industry participants have increased the supply of rigs by ordering the construction of new speculative units. This has often created an oversupply of drilling units and has caused a decline in utilization and dayrates when the rigs enter the market, sometimes for extended periods of time as rigs have been absorbed into the active fleet. Approximately 69 newbuild jackup rigs are currently under construction or on order worldwide, seven of which are being built in shipyards in the Gulf of Mexico region and would have a relatively low mobilization cost to operate in the Gulf of Mexico. All of these rigs are considered to be of a higher specification than our rigs, because generally they are larger, have greater deckloads, have water depth ratings of 250 feet or greater and have an independent leg design, as opposed to being mat-supported. Independent leg rigs are better suited for use in stronger currents or uneven seabed conditions. As discussed above, PEMEX has indicated an increased emphasis on prospects requiring the use of rigs with water depth ratings of 250 feet or greater, such as the anticipated newbuilds. However, any negative effect on our dayrates due to newbuild rig fleet additions could be mitigated by current insurance restrictions applicable in the U.S. Gulf of Mexico, which were a result of industry loss from Hurricanes Katrina and Rita in 2005. As a result of these storms, insurance companies have raised their premiums and the deductibles, and imposed restrictions on windstorm damage, and many rig owners have not been able to insure the full replacement cost of their new rigs operating in the U.S. Gulf of Mexico. This is especially true for smaller owners that are dependent on debt to finance their rig construction projects. As a result, most of the new jackups that have recently been built in the U.S. Gulf of Mexico have been mobilized to other regions. Although we believe the damage from Hurricanes Gustav and Ike was less costly than from the storms in 2005, we believe that the inability of rig owners to obtain full windstorm damage coverage could continue indefinitely.

Recent Developments

Pride’s FCPA Investigation

The audit committee of Pride’s board of directors, through independent outside counsel, has undertaken an investigation of potential violations of the U.S. Foreign Corrupt Practices Act in several of its international operations. With respect to our operations, this investigation has found evidence suggesting that payments, which may violate the FCPA, were made to government officials in Mexico aggregating less than $150,000. The evidence to date regarding these payments suggests that payments were made beginning in 2002 through early 2006 (a) to one or more government officials in Mexico in connection with the clearing of a jackup rig and equipment through customs, the movement of personnel through immigration or the acceptance of a jackup rig under a drilling contract; and (b) with respect to the potentially improper entertainment of government officials in Mexico.

Pride has voluntarily disclosed information found in the investigation to the Department of Justice and the Securities and Exchange Commission, and is cooperating with these authorities as the investigation and FCPA compliance reviews in other countries continue and as they review the matter. If violations of the FCPA occurred, we could be liable for or subject to fines, civil and criminal penalties, equitable remedies, including profit disgorgement, and injunctive relief. Civil penalties under the antibribery provisions of the FCPA could range up to $10,000 per violation, with a criminal fine up to the greater of $2 million per violation or twice the gross pecuniary gain to us or twice the gross pecuniary loss to others, if larger. Civil penalties under the accounting provisions of the FCPA can range up to $500,000, and a company that knowingly commits a violation can be fined up to $25 million. In addition, both the SEC and the DOJ could assert that conduct extending over a period of time may constitute multiple violations for purposes of assessing the penalty amounts. Often, dispositions of these types of matters result in modifications to business practices and compliance programs and possibly a monitor being appointed to review future business and practices with the goal of ensuring compliance with the FCPA. Pursuant to the master separation agreement, we will be responsible for any fines or penalties, or costs associated with any other remedies, to the extent such fines, penalties, or costs are related to Pride’s operations in Mexico. In the event that a disposition includes the appointment of a compliance monitor or consultant for our company (or any similar remedy), we will be responsible for the costs associated with such monitor, consultant or similar remedy.

We could also face fines, sanctions, and other penalties from authorities in Mexico, including prohibition of our participating in or curtailment of business operations and the seizure of rigs or other assets. Our customer in Mexico could seek to impose penalties or take other actions adverse to our interests. We could also face other third-party claims by directors, officers, employees, affiliates, advisors, attorneys, agents, security or other interest holders or constituents of our company. In addition, disclosure of the subject matter of the investigation could adversely affect our reputation and our ability to obtain new business or retain existing business from our current clients and potential clients, to attract and retain employees, and to access the capital markets. No amounts have been accrued related to any potential fines, sanctions, claims or other penalties, which could be material individually or in the aggregate.

We cannot currently predict what, if any, actions may be taken by the DOJ, the SEC, any other applicable government or other authorities or our customers or other third parties or the effect the actions may have on our results of operations, financial condition or cash flows, on our combined financial statements or on our business.

Hurricane Ike

In September 2008, the Pride Wyoming, a 250-foot slot-type jackup rig operating in the U.S., was deemed a total loss for insurance purposes after it was severely damaged and sank as a result of Hurricane Ike. The rig had a net book value of approximately $14 million, and Pride has collected a total of $25 million for the insured value of the rig. We expect to incur costs of approximately $48.6 million for removal of the wreckage and salvage operations, not including any costs arising from damage to offshore structures owned by third parties. These costs for removal of the wreckage and salvage operations in excess of a $1 million retention are expected to be covered by Pride’s insurance. We will be responsible for payment of the $1 million retention, $2.5 million in premium payments for a removal of wreckage claim and for any costs not covered by Pride’s insurance. The Pride Wyoming accounted for $16.8 million, or approximately 3%, of our pro forma revenues in 2008. We did not carry loss of hire or business interruption insurance for the Pride Wyoming.

The owners of two pipelines on which parts of the Pride Wyoming settled have requested that Pride pay for all costs, expenses and other losses associated with the damage, including loss of revenue. Each owner has claimed damages in excess of $40 million. Other pieces of the rig may have also caused damage to certain other offshore structures. In October 2008, Pride filed a complaint in U.S. Federal District Court pursuant to the Limitation of Liability Act, which has the potential to statutorily limit our exposure for claims arising out of third party damages caused by the loss of the Pride Wyoming. Pride will retain the right after the spin-off to control any claims, litigation or settlements arising out of the loss of the Pride Wyoming. Based on the information available to us at this time, we do not expect the outcome of this potential claim to have a material adverse effect on our financial position, results of operations or cash flows; however, there can be no assurance as to the ultimate outcome of this potential claim. Although we believe Pride has adequate insurance, we will be responsible for any deductibles or awards not covered by Pride’s insurance.

Backlog

Our contract drilling backlog as of December 31, 2008 totaled approximately $197.9 million for future revenues and firm commitments. We expect the full amount of our total backlog to be realized in 2009. We calculate our backlog, or future contracted revenue for our fleet, as the contract dayrate multiplied by the number of days remaining on the contract, assuming full utilization. Backlog excludes revenues for mobilization, demobilization, contract preparation, customer reimbursables and performance bonuses. The amount of actual revenues earned and the actual periods during which revenues are earned will be different than the amount disclosed or expected due to various factors. Downtime due to various operating factors, including unscheduled repairs, maintenance, weather and other factors, may result in lower applicable dayrates than the full contractual operating dayrate, as well as the ability of our customers to terminate contracts under certain circumstances.

Critical Accounting Estimates

The preparation of our combined financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that are believed to be reasonable under the circumstances. Estimates and assumptions about future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as additional information is obtained, as more experience is acquired, as our operating environment changes and as new events occur.

The critical accounting estimates of Pride used in preparing our combined financial statements are described below, and we expect to adopt substantially similar critical accounting estimates. Such critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make difficult, subjective or complex assumptions or estimates about matters that are uncertain. We would report different amounts in our combined financial statements, which could be material, if we used different assumptions or estimates. We will discuss the development and selection of our critical accounting estimates with the audit committee of our board of directors. During the past three fiscal years, Pride has not made any material changes in accounting methodology used to establish the critical accounting estimates for revenue recognition, property and equipment, income taxes and contingent liabilities discussed below.

We believe that the following are the critical accounting estimates used in the preparation of our combined financial statements. In addition, there are other items within our combined financial statements that require estimation.

Revenue Recognition

We recognize revenue as services are performed based upon contracted dayrates and the number of operating days during the period. Mobilization fees received and costs incurred in connection with a customer contract to mobilize a rig from one geographic area to another are deferred and recognized on a straight-line basis over the term of such contract, excluding any option periods. Costs incurred to mobilize a rig without a contract are expensed as incurred. Fees received for capital improvements to rigs are deferred and recognized on a straight-line basis over the period of the related drilling contract. The costs of such capital improvements are capitalized and depreciated over the useful lives of the assets.

Property and Equipment

Property and equipment comprise a significant amount of our total assets. We determine the carrying value of these assets based on property and equipment policies that incorporate our estimates, assumptions and judgments relative to the carrying value, remaining useful lives and salvage value of our rigs.

We depreciate our property and equipment over their estimated useful lives using the straight-line method. The assumptions and judgments we use in determining the estimated useful lives of our rigs reflect both historical experience and expectations regarding future operations, utilization and performance. The use of different estimates, assumptions and judgments in the establishment of estimated useful lives, especially those involving our rigs, would likely result in materially different net book values of our property and equipment and results of operations.

Useful lives of rigs and related equipment are difficult to estimate due to a variety of factors, including technological advances that impact the methods or cost of oil and natural gas exploration and development, changes in market or economic conditions and changes in laws or regulations affecting the drilling industry.

We evaluate the remaining useful lives of our rigs when certain events occur that directly impact our assessment of the remaining useful lives of the rig and include changes in operating condition, functional capability and market and economic factors. We also consider major capital upgrades required to perform certain contracts and the long-term impact of those upgrades on the future marketability when assessing the useful lives of individual rigs. During 2007, we completed a technical evaluation of our fleet, and as a result of this evaluation, we increased our estimates of the remaining lives of certain rigs in our fleet between four and eight years and updated our estimated salvage value for our entire fleet to 10% of the historical cost of the rigs. The effect of these changes in estimates was a reduction to depreciation expense of approximately $11.7 million for 2007. In the first quarter of 2008 following the completion of a shipyard project, we increased the remaining useful life of one rig which reduced depreciation expense by $0.5 million. As of December 31, 2008, the remaining depreciable lives of our rigs range from 1.5 years to 14.0 years.

We review our property and equipment for impairment whenever events or changes in circumstances indicate the carrying value of such assets or asset groups may not be recoverable. Indicators of possible impairment include (i) extended periods of idle time and/or an inability to contract specific assets or groups of assets, (ii) a significant adverse change in business climate, such as a decline in our market value or fleet utilization, or (iii) an adverse change in the manner of use or physical condition of a group of assets or a specific asset. However, the drilling industry is highly cyclical and it is not unusual to find that assets that were idle, under-utilized or contracted at sub-economic rates for significant periods of time resume activity at economic rates when market conditions improve.

Asset impairment evaluations are based on estimated future undiscounted cash flows of the assets being evaluated to determine the recoverability of carrying amounts. In general, analyses are based on expected costs, utilization and dayrates for the estimated remaining useful lives of the asset or group of assets being assessed. An impairment loss is recorded in the period in which it is determined that the aggregate carrying amount is not recoverable.

Asset impairment evaluations are, by nature, highly subjective. They involve expectations about future cash flows generated by our assets, and reflect management’s assumptions and judgments regarding future industry conditions and their effect on future utilization levels, dayrates and costs. The use of different estimates and assumptions could result in materially different carrying values of our assets and could materially affect our results of operations.

Income Taxes

The provision for income taxes has been computed as if we were a stand-alone entity and filed separate tax returns. The provision for income taxes was impacted by Pride’s tax structure and strategies, which were designed to optimize an overall tax position and not that of the Gulf of Mexico Business. To the extent we provide any U.S. tax expense or benefit, any related tax payable or receivable to Pride is reclassified to net parent funding in the same period.

Our income tax expense is based on our income, statutory tax rates and tax planning opportunities available to us in the two jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which operations are conducted and income is earned. The determination and evaluation of our annual income tax provision involves the interpretation of tax laws in the jurisdictions in which we operate and requires significant judgment and the use of estimates and assumptions regarding significant future events such as the amount, timing and character of income, deductions and tax credits. Changes in tax laws, regulations, agreements, treaties, foreign currency exchange restrictions or our levels of operations or profitability in each jurisdiction may impact our tax liability in any given year. While our annual tax provision is based on the information available to us at the time, a number of years may elapse before the ultimate tax liabilities in certain tax jurisdictions are determined.

Current income tax expense reflects an estimate of our income tax liability for the current year, withholding taxes, changes in prior year tax estimates as returns are filed, or from tax audit adjustments. Our deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected on the balance sheet. Valuation allowances are determined to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. To determine the amount of deferred tax assets and liabilities, as well as of the valuation allowances, we must make estimates and certain assumptions regarding future taxable income, including where the rigs are expected to be deployed, as well as other assumptions related to our future tax position. A change in such estimates and assumptions, along with any changes in tax laws, could require us to adjust the deferred tax assets, liabilities, or valuation allowances as discussed below.

We have Mexican net operating loss (“NOL”) carryforwards, and we have recognized a full valuation allowance on all of these Mexican NOL carryforwards. Our Mexican NOL carryforwards could expire starting in 2012 through 2017.

As required by law, we file periodic tax returns that are subject to review and examination by various tax authorities within the jurisdictions in which we operate. We are currently contesting several tax assessments and may contest future assessments where we believe the assessments are in error. We cannot predict or provide assurance as to the ultimate outcome of existing or future tax assessments; however, we believe the ultimate resolution of outstanding tax assessments will not have a material adverse effect on our combined financial statements.

In 2006, Pride received tax assessments from the Mexican government related to the operations of certain of our entities for the tax years 2001 through 2003. Pursuant to local statutory requirements, Pride has provided bonds in the amount of approximately 555 million Mexican pesos, or approximately $40 million as of December 31, 2008, to contest these assessments. In February 2009, Pride received additional tax assessments for the tax years 2003 and 2004 in the amount of 1,097 million Mexican pesos, or approximately $74 million. Bonds or other suitable collateral will be required later in 2009 to contest these assessments. These assessments contest Pride’s right to claim certain deductions in its tax returns for those years. We anticipate that the Mexican government will make additional assessments contesting similar deductions for other tax years. While we intend to contest these assessments vigorously, we cannot predict or provide assurance as to the ultimate outcome, which may take several years. Additional security will be required to be provided to the extent assessments are contested. Prior to the spin-off, we anticipate that we will either issue a replacement security instrument, substitute other suitable collateral, or otherwise reach agreement with Pride to satisfy the statutory requirements for a security instrument, and indemnify Pride for the value of that instrument.

We do not believe that it is possible to reasonably estimate the potential impact of changes to the assumptions and estimates identified because the resulting change to our tax liability, if any, is dependent on numerous underlying factors which cannot be reasonably estimated. These include, among other things, the amount and nature of additional taxes potentially asserted by local tax authorities; the willingness of local tax authorities to negotiate a fair settlement through an administrative process; the impartiality of the local courts; and the potential for changes in the tax paid to one country to either produce, or fail to produce, an offsetting tax change in other countries. Our experience has been that the estimates and assumptions we have used to provide for future tax assessments have been appropriate; however, past experience is only a guide and the tax resulting from the resolution of current and potential future tax controversies may have a material adverse effect on our combined financial statements.

Contingent Liabilities

We establish reserves for estimated loss contingencies when we believe a loss is probable and the amount of the loss can be reasonably estimated. Our contingent liability reserves relate primarily to litigation, personal injury claims and potential income and other tax assessments (see also “Income Taxes” above). Revisions to contingent liability reserves are reflected in income in the period in which different facts or information become known or circumstances change that affect our previous assumptions with respect to the likelihood or amount of loss. Reserves for contingent liabilities are based upon our assumptions and estimates regarding the probable outcome of the matter. Should the outcome differ from our assumptions and estimates or other events result in a material adjustment to the accrued estimated reserves, revisions to the estimated reserves for contingent liabilities would be required and would be recognized in the period the new information becomes known.

Results of Operations

As a part of Pride, the Gulf of Mexico Business has not operated on a stand alone basis. We provide offshore contract drilling services to oil and gas production and developmental companies in the Gulf of Mexico. We manage our operations based upon the geographic location of where the services are performed. We have two reportable segments: U.S. and Mexico.

Combined Operations

For the year ended December 31, 2008, our combined revenues were $681.3 million, a decline of $25.9 million, or 4%, from 2007. The decline in 2008 revenue was due to lower revenues in the U.S. resulting from the transfer in 2008 of the drilling services management contracts for the Thunderhorse, Mad Dog and Holstein rigs to another Pride affiliate effective April 2008, partially offset by higher dayrates in Mexico. Our combined earnings from operations for 2008 were $241.6 million, a decline of $27.6 million, or 10%, as compared to 2007. The decline in earnings from operations was largely due to the decline in revenues and an $11.0 million increase in general and administrative costs allocated to us by Pride. Our combined income from continuing operations, net of tax for 2008 was $155.3 million, a decline of $18.2 million, or 10%, as compared to 2007. The decline in income from continuing operations was attributable to the transfer of drilling services management contracts in 2008 and the increase in the general and administrative allocation from Pride to us.

For the year ended December 31, 2007, our combined revenues were $707.2 million, an increase of $67.7 million, or 11%, from 2006. The increase in revenues was due to a $196.6 million increase in revenues in Mexico as our marketed rigs earned substantially higher dayrates in 2007, partially offset by declining dayrates and utilization in the U.S. Our combined earnings from operations for 2007 were $269.2 million, an increase of $1.0 million, or less than 1%, as compared to 2006. The slight increase in earnings from operations was due to the higher revenues generating increased earnings, offset by higher labor costs, higher depreciation and amortization and allocations from Pride. Our combined income from continuing operations, net of tax for 2007 was $173.5 million, an increase of $2.6 million, or 2%, from the comparable period in 2006. The increase in income from continuing operations was due to the slight increase in earnings from operations.

The following tables present selected combined financial and operational information for our continuing operations for each segment:

U.S. Operations

	Year Ended December 31,
	2008	2007	2006
	(In millions)

Revenues	$248.5	$307.4	$436.3

Costs and expenses
Operating costs, excluding depreciation and amortization	154.5	$184.7	$180.9
Depreciation and amortization	22.8	25.2	25.2
General and administrative excluding depreciation and amortization	16.8	13.4	10.4
(Gain) loss on sales of assets, net	0.1	(0.4)	(0.7)

	194.2	222.9	215.8

Earnings from operations	$54.3	$84.5	$220.5
U.S. Mat-Supported Jackup Rigs
Operating days	3,145	2,860	3,633
Available days	4,006	4,097	4,368
Utilization	79%	70%	83%
Average daily revenues	$73,800	$84,800	$104,500
Average marketed rigs	8.7	10.2	10.9
U.S. Other Rigs
Operating days	273	1,064	1,082
Available days	273	1,064	1,340
Utilization	100%	100%	81%
Average daily revenues	$60,400	$60,900	$52,600
Average marketed rigs	0.7	2.9	3.0

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues decreased $58.9 million, or 19%, in 2008 over 2007 primarily due to the decline in average marketed rigs, resulting from the transfer of the deepwater drilling services management contracts for the Thunderhorse, Mad Dog and Holstein rigs to another Pride affiliate as of April 2008. The transfer of the management contracts resulted in a decline of 2.2 average marketed rigs for 2008. Average marketed mat-supported jackup rigs also declined by 1.5 in 2008 from 2007 due to the stacking of the Pride Utah in October 2007, the 2008 shipyard project for the Pride Missouri and the loss of the Pride Wyoming in September 2008. In addition, average daily revenues for our U.S. mat-supported jackup rigs decreased by $11,000, or 13%, due to lower dayrates across the fleet.

Operating costs decreased $30.2 million, or 16%, in 2008 over 2007, primarily due to the 791-day reduction in other rig operating days resulting from the transfer of the deepwater drilling services management contracts to another Pride affiliate as of April 2008 and a decrease in costs resulting from lower activity as a result of the stacking of one rig in 2007 and two rigs in 2008. Operating costs as a percentage of revenues were 62% and 60% for 2008 and 2007, respectively.

Depreciation and amortization decreased $2.4 million, or 10%, in 2008 over 2007 due to a $4.0 million reduction in depreciation expense for 2008 as a result of the change in useful life estimates in 2007 for several of our rigs and a $0.8 million reduction in expense as compared to 2007 due the loss of the Pride Wyoming, partially offset by incremental expense in 2008 from completed capital projects.

General and administrative costs increased $3.4 million, or 25%, in 2008 over 2007. Substantially all of these costs were allocated to us by Pride.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues decreased $128.9 million, or 30%, in 2007 over 2006 primarily due to the decrease of $19,700, or 19%, in average daily revenues for our U.S. mat-supported jackups and fewer operating days, both due to lower demand for drilling services. The decline in operating days was the result of our decision to stack the Pride Utah in October 2007 and to mobilize two rigs to Mexico for higher dayrate contracts.

Operating costs increased $3.8 million, or 2%, in 2007 over the comparable period in 2006, primarily due to repair projects and down time for the Pride Florida and Pride Missouri in 2007, the return of the Pride Oklahoma to work in 2007 after a shipyard project, labor costs for maintaining rig crews while the rigs were not operating, and costs for merit increases, retention programs designed to retain key personnel and incremental training costs, offset by lower activity-based cost due to a 17% decline in operating days. Operating costs as a percentage of revenues were 60% and 41% for 2007 and 2006, respectively.

Depreciation and amortization remained at $25.2 million in 2007, unchanged compared with 2006, due to a $4.0 million reduction in depreciation expense for 2007 as a result of the change in useful life estimates for several of our rigs, offset by incremental expense from the completion of capital projects in 2007, including for the Pride New Mexico, which increased the book value being depreciated.

General and administrative costs increased $3.0 million, or 29%, in 2007 compared with 2006. Substantially all of these costs were allocated to us by Pride.

Mexico Operations

	Year Ended December 31,
	2008	2007	2006
	(In millions)

Revenues	$432.8	$399.8	$203.2

Costs and expenses
Operating costs, excluding depreciation and amortization	$185.9	$165.2	$118.4
Depreciation and amortization	39.7	37.6	29.5
General and administrative excluding depreciation and amortization	19.9	12.3	7.3
(Gain) loss on sales of assets, net	—	—	0.3

	245.5	215.1	155.5

Earnings from operations	$187.3	$184.7	$47.7
Mexico Mat-Supported Jackup Rigs
Operating days	2,980	3,041	2,694
Available days	3,571	3,568	3,285
Utilization	83%	85%	82%
Average daily revenues	$107,800	$101,900	$62,300
Average marketed rigs	8.7	9.0	7.9
Mexico Other Rigs
Operating days	725	647	724
Available days	732	846	850
Utilization	99%	76%	85%
Average daily revenues	$154,300	$139,400	$48,500
Average marketed rigs	2.0	1.9	2.0

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues increased $33.0 million, or 8%, in 2008 over 2007 due to increased dayrates for several of our rigs. Utilization for Mexico other rigs was higher due to increased operating days for the Pride Texas, Pride Tennessee and Pride Wisconsin. Operating days for our Mexico mat-supported jackup rigs decreased by 61 days, or 2%, primarily due to demobilizations of five rigs from Mexico after the completion of their contracts. Average daily revenues for our Mexico mat-supported jackup fleet for 2008 increased by $5,900, or 6%, over 2007, due to higher dayrates for several of our rigs.

Operating costs increased by $20.7 million, or 13%, in 2008 over 2007 due to an increase in labor costs and a $14.8 million increase in costs to demobilize mat-supported jackup rigs out of Mexico. Utilization for our Mexico mat-supported jackup fleet declined to 83% for 2008 as compared to 85% for 2007 due to the demobilization of rigs out of Mexico and idle time between contracts for certain rigs. Operating costs as a percentage of revenues were 43% and 41% for 2008 and 2007, respectively.

Depreciation and amortization increased $2.1 million, or 6%, in 2008 over 2007 due to $9.6 million of additional depreciation expense from completed capital projects in 2007, partially offset by a $7.7 million reduction in depreciation expense as a result of the change in useful life estimates for several of our rigs.

General and administrative costs increased $7.6 million, or 62%, in 2008 over 2007. Substantially all of these costs were allocated to us by Pride.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues increased $196.6 million, or 97%, in 2007 over 2006 due to dayrate increases in Mexico, along with an increase of 1.1, or 14%, in average marketed rigs for our Mexico mat-supported jackups. The increase in average marketed rigs was due to the relocation of two rigs to Mexico in the third quarter of 2007 due to increased customer demand for rigs along with higher dayrate contract opportunities in Mexico relative to the U.S. Operating days for our Mexico mat-supported jackup fleet increased by 347 days, or 13%, over 2006. Average daily revenue for our Mexico mat-supported jackup fleet in 2007 increased $39,600, or 64%, over 2006 as our rigs in Mexico recontracted at higher dayrates.

Operating costs increased $46.8 million, or 40%, in 2007 compared with 2006 primarily due to the corresponding increase of 347, or 13%, in operating days for our Mexico mat-supported jackup fleet primarily due to increased utilization for several of our rigs. Included in the increased operating costs were higher labor costs for rig crew and shore-based personnel attributable to the increase in operating days and general cost inflation. Operating costs as a percentage of revenues were 41% and 58% for 2007 and 2006, respectively.

Depreciation and amortization increased $8.1 million, or 27%, in 2007 compared with 2006. This increase relates to additional depreciation expense resulting from the incremental depreciation from completion of capital projects for the Pride Tennessee, Pride Arkansas and Pride Louisiana in 2007, partially offset by a $7.7 million reduction in depreciation expense for 2007 as a result of the change in useful life estimates for several of our rigs.

General and administrative costs increased $5.0 million, or 68%, in 2007 compared with 2006. Substantially all of these costs were allocated to us by Pride.

Other Items — Combined

	Year Ended December 31,
	2008	2007	2006
			(In millions)

Other income (expense), net	$(2.6)	$(0.8)	$(1.6)
Income taxes	83.7	94.9	95.7

Other income (expense), net.  Other income (expense), net for 2008, decreased by $1.8 million over 2007 primarily due to a $3.0 million foreign exchange loss for our Mexico operations for 2008, as compared to a $1.3 million foreign exchange loss for our Mexico operations for 2007. Other income (expense), net for

2007 increased by $0.8 million compared with 2006 primarily due to a $1.3 million foreign exchange loss in 2007 compared to a $1.6 million foreign exchange loss in 2006 for our Mexico operations.

Income taxes.  Our combined effective income tax rate from continuing operations did not fluctuate materially from period to period, and averages approximately 35% for all periods presented.

Liquidity and Capital Resources

We require capital to fund ongoing operations, organic growth initiatives and acquisitions. Our working capital requirements and funding for capital expenditures, strategic investments and acquisitions have historically been part of the corporate-wide cash management program of Pride. As a part of such program, Pride sweeps all available cash from our operating accounts periodically and intends to continue this process until the spin-off is consummated. After our separation from Pride, we will be solely responsible for the provision of funds to finance our working capital and other cash requirements.

Historical Gulf of Mexico Business Financial Resources and Liquidity

	Year Ended December 31,
	2008	2007	2006
	(In millions)

Cash flows provided by (used in) continuing operations:
Operating activities	$239.9	$243.7	$269.2
Investing activities	(9.5)	(160.2)	(123.3)
Financing activities	(213.9)	(61.1)	(145.9)
Capital expenditures, property and equipment for continuing operations	$34.7	$161.1	$124.3

Sources and Uses of Cash

Our cash flow from continuing operations is directly related to the level of our business activity and our earnings from operations in the regions in which we operate. Decreases in working capital, including deferred income taxes and payments to third parties, also contributed to the decrease in our cash flows from operations in 2007 as compared to 2006.

Our cash used in continuing investing activities primarily consist of investments in capital projects for our rig fleet. Our expenditures for capital projects for 2008 were $34.7 million as compared to $161.1 million for 2007. In 2008, these uses of cash were partially offset by $25.0 million in insurance proceeds related to the loss of the Pride Wyoming. In 2007, four of our rigs including the Pride Wisconsin, which will be retained by Pride, underwent life enhancement or upgrade projects for approximately $95.0 million. In 2006, four other rigs including the Pride Tennessee, which will be also retained by Pride, underwent life enhancement or upgrade projects for approximately $105.0 million.

Cash flows used in continuing financing activities represent the parent contributions of its net investment after giving effect to the net income of the Gulf of Mexico Business.

We expect our capital expenditures for our rigs and equipment for 2009 to be approximately $25 million. These expenditures are expected to be used primarily for sustaining capital projects. We expect to fund these projects through cash flow from operations.

Cash flow from discontinued operations

Our discontinued platform rig operations were part of Pride’s centralized cash management and would distribute available cash to Pride. Net cash flows provided by (used in) our discontinued platform rig business prior to the change in net parent funding and, excluding net proceeds of $64.2 million from the sale in May 2008 were $(10.0) million, $7.2 million and $6.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

We do not believe that the loss of the cash flows from our discontinued operations will significantly affect our liquidity or ability to fund our capital expenditures.

Contractual Obligations

In the table below, we set forth our contractual obligations as of December 31, 2008. Some of the figures we include in this table are based on our estimates and assumptions about these obligations, including their duration and other factors. The contractual obligations we will actually pay in future periods may vary from those reflected in the table because the estimates and assumptions are subjective.

		Less than			After
	Total	1 Year	1-3 Years	4-5 Years	5 Years
			(In millions)

Recorded contractual obligations:
Trade payables	$15.8	$15.8	$—	$—	$—
Other long-term liabilities(1)(2)	0.2	0.2	—	—	—

	16.0	16.0	—	—	—

Unrecorded contractual obligations:
Operating lease obligations(3)	1.3	1.2	0.1	—	—
Purchase obligations(4)	20.1	20.1	—	—	—

	21.4	21.3	0.1	—	—

Total	$37.4	$37.3	$0.1	$—	$—

(1)	Amounts represent other long-term liabilities, including current portion, related to severance and termination benefits.

(2)	Since the date of the disclosure above, we have incurred an additional $[ ] of debt under our new credit facility, the proceeds of which will be distributed to Pride prior to the spin-off.

(3)	We enter into operating leases in the normal course of business. Some lease agreements provide us with the option to renew the leases. Our future operating lease payments would change if we exercised these renewal options and if we entered into additional operating lease agreements.

(4)	A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms. These amounts are primarily comprised of open purchase order commitments to vendors and subcontractors.

As of December 31, 2008, we had approximately $3.6 million of unrecognized tax benefits, including penalties and interest. Due to the high degree of uncertainty regarding the timing of future cash outflows associated with the liabilities recognized in this balance, we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authorities.

Off Balance Sheet Arrangements

As of December 31, 2008, our business was contingently liable for $184.7 million in the aggregate for certain performance, bid and customs bonds and letters of credit, which were issued by Pride, including $40.3 million related to contested tax assessments in Mexico and $43.2 million related to assets that will not be held by us. Neither Pride nor we have been required to make any collateral deposits with respect to these agreements. In connection with our separation from Pride, we expect to replace all of the bonds and letters of credit related to our business.

Pending Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued the revised Statement of Financial Accounting Standards (“SFAS”) No. 141(R), Business Combinations. Under SFAS No. 141(R), all business combinations will be accounted for by applying the acquisition method and an acquirer is required to be identified for each business combination. SFAS No. 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. SFAS No. 141(R) also requires transaction costs and restructuring charges to be expensed. Effective January 1, 2009, we will begin applying this statement to any business combination completed by us.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Combined Financial Statements, which is an amendment of Accounting Research Bulletin No. 51. SFAS No. 160 requires all entities to report minority interests in subsidiaries as equity in the combined financial statements and requires that transactions between entities and non-controlling interests be treated as equity. SFAS No. 160 requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the company in the consolidated financial statements within the equity section but separate from the company’s equity. This statement is effective for the fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We adopted SFAS No. 160 on January 1, 2009, but its adoption did not have any effect on our results of operations and financial position.

Quantitative and Qualitative Disclosures About Market Risk

We have not previously entered into any forward exchange or option contracts with respect to foreign currencies; however, we may elect to enter into contracts in the future as we continue to monitor our exposure to foreign currency exchange risk. We do not hold or issue foreign currency forward contracts, option contracts or other derivative financial instruments for speculative purposes.

We operate in Mexico and are involved in transactions denominated in Mexican pesos, which expose us to foreign currency exchange rate risk, and we may in the future enter into contracts denominated in other currencies. We have not entered into any material contracts denominated in Mexican pesos, and generally the contracts that are denominated in Mexican pesos (generally short-term arrangements settled in the ordinary course of business) provide for payment based on U.S. dollar equivalents. We are exposed to exchange rate fluctuations for operating costs, assets and liabilities denominated or payable in Mexican pesos, but we do not view this risk as material to our operations or financial condition.

BUSINESS

Overview

We operate a jackup rig business that provides contract drilling services to the oil and natural gas exploration and production industry in the Gulf of Mexico. Our fleet of mobile offshore drilling rigs consists of 20 mat-supported jackup rigs that are capable of operating in maximum water depths of up to 300 feet and drilling to depths of up to 25,000 feet. We have the second largest fleet of jackup rigs operating in the Gulf of Mexico. We contract with our customers on a dayrate basis to provide rigs and drilling crews, and we are responsible for the payment of operating and maintenance expenses. Our customers primarily consist of various independent oil and natural gas producers, drilling service providers and the national oil company in Mexico, and our competitors range from large international companies offering a wide range of drilling services to smaller companies focused on more specific geographic or technological areas.

Jackup rigs are mobile, self-elevating drilling platforms equipped with legs that can be lowered to the ocean floor until a foundation is established to support the drilling platform. Once a foundation is established, the drilling platform is jacked further up the legs so that the platform is above the highest expected waves. The rig hull includes the drilling rig, jackup system, crew quarters, loading and unloading facilities, storage areas for bulk and liquid materials, helicopter landing deck and other related equipment. All of our rigs have a lower hull referred to as a “mat.” This mat is attached to the lower portion of the legs in order to provide a more stable foundation in soft bottom areas, like those encountered in certain of the shallow-water areas of the Gulf of Mexico, where independent leg rigs are prone to excessive penetration and are subject to leg damage. After the rig is towed to the drilling location, its legs are lowered until the mat contacts the seabed and the upper hull is jacked to the desired elevation above sea level. Mat-supported rigs generally are able to more quickly position themselves on the worksite and more easily move on and off location than independent leg rigs.

There are several factors that determine the type of rig most suitable for a particular job, the most significant of which include the water depth and bottom conditions at the proposed drilling location, whether the drilling is being done over a platform or other structure, and the intended well depth. Fourteen of our jackup rigs have a cantilever design that permits the drilling platform to be extended out from the hull to perform drilling or workover operations over some types of preexisting platforms or structures. Six of our jackup rigs have a slot-type design, which requires drilling operations to take place through a slot in the hull. Historically, jackup rigs with a cantilever design have maintained higher levels of utilization than rigs with a slot-type design. Our jackup rigs generally operate with crews of 15 to 40 persons and can accommodate between 48 and 88 persons when operating.

Our Rig Fleet

The following table contains information regarding our rig fleet as of April 6, 2009. All of our rigs are mat-supported jackup rigs and are currently located in the Gulf of Mexico.

				Drilling
			Water	Depth
		Built/	Depth	Rating		Contracted
Rig Name	Type	Upgraded	Rating	(In Feet)	Status	Until

USA
Pride Kansas	Cantilever	1976/1999	250	25,000	Working	April 2009
Pride Alaska	Cantilever	1982/2002	250	20,000	Idle	N/A
Pride Arizona	Slot	1981/1996	250	20,000	Stacked	N/A
Pride Georgia	Slot	1981/1995	250	20,000	Stacked	N/A
Pride Michigan	Slot	1975/2002	250	20,000	Working	May 2009
Pride Missouri	Cantilever	1981	250	20,000	Working	April 2009
Pride Alabama	Cantilever	1982	200	20,000	Stacked	N/A
Pride Colorado	Cantilever	1982	200	20,000	Stacked	N/A
Pride Florida	Cantilever	1981	200	20,000	Stacked	N/A
Pride Mississippi	Cantilever	1981/2002	200	20,000	Idle	N/A
Pride Nevada	Cantilever	1981/2002	200	20,000	Stacked	N/A
Pride New Mexico	Cantilever	1982	200	20,000	Working	June 2009
Pride South Carolina	Cantilever	1980/2002	200	20,000	Stacked	N/A
Pride Utah	Cantilever	1978/2002	80	15,000	Stacked	N/A
Mexico
Pride Texas	Cantilever	1974/1999	300	25,000	Working	September 2009
Pride California	Slot	1975/2002	250	20,000	Working	October 2009
Pride Louisiana	Slot	1981/2002	250	20,000	Working	September 2009
Pride Oklahoma	Slot	1975/2002	250	20,000	Working	August 2009
Pride Arkansas	Cantilever	1982	200	20,000	Idle	N/A
Pride Nebraska	Cantilever	1981/2002	200	20,000	Working	April 2009

Since 2005, we have invested approximately $190 million on various refurbishment and upgrade projects on our rigs, including refurbishment of major equipment, steel replacement, leg repairs, upgrade of accommodations, electrical work and repair of mat damage. We experienced approximately 100 days of shipyard maintenance and upgrade projects for the year ended December 31, 2008 for our fleet. For 2009, we currently plan for a total of approximately 75 shipyard days. Our shipyard projects may be subject to delays.

Our Strengths

We believe that we are well-positioned to execute our business strategies successfully based on the following strengths:

Leading Presence in the Gulf of Mexico.  We have the second largest jackup rig fleet in the Gulf of Mexico. Our leading presence and geographic focus provide us with logistical advantages in servicing our customers, including reduced mobilization times and costs and increased flexibility of rig and crew deployment. Our size also generates economies of scale and helps us attract, train and retain qualified crew personnel.

Strong Relationships with Our Customer Base.  Our customer base primarily consists of various independent oil and natural gas producers, drilling service providers and PEMEX. This customer base provides exposure to the spending patterns of a major state-owned company, which is more stable, and of independent exploration and production companies and drilling service providers, which are more commodity-driven and subject to wider fluctuations. We benefit from our management’s long-standing relationships with many of our customers, and in some instances, we have developed preferred service provider relationships with our clients.

Strong Capital Structure.  At [          ], 2009, pro forma for the spin-off and related transactions, we had $[     ] million of total debt and a total debt to total capitalization ratio of [     ]%. We believe this strong balance sheet should enable us to take advantage of opportunities for growth as the market improves and to respond effectively to market downturns.

Experienced and Incentivized Management Team.  Our management has extensive experience across multiple lines of business in oil and gas exploration and production services. Our senior and operations level management team has extensive knowledge of the customer base, job requirements and working conditions in the Gulf of Mexico. We believe that their considerable knowledge of and experience in our industry enhances our ability to operate effectively throughout industry cycles. Our incentive compensation plans are designed to align our management’s interests with our operating, financial and safety performance.

Our Strategies

We are a leading provider of jackup drilling services in the Gulf of Mexico. This leading position is driven by our experienced workforce, technical expertise and operational relationships with our customers. We intend to improve our margins and cash flows in our Gulf of Mexico markets. We believe our strengths and strategies will allow us to develop mutually beneficial, long-term customer relationships. We intend to accomplish our goal by capitalizing on our strengths and executing our strategy based on the following objectives:

Focus on Drilling Services in the Gulf of Mexico Utilizing Our Jackup Fleet.  We view our core business as providing jackup drilling services to the oil and gas exploration and production industry. As one of the largest operators of jackup rigs in the Gulf of Mexico, we believe we are well-positioned to compete effectively in this market. We also believe that our focus on this region offers logistical advantages, including reduced mobilization costs and flexibility of crew deployment, both of which reduce operating costs. Finally, we believe our focus on a particular asset type, mat-supported jackup rigs, will position us as an efficient service provider with specialized operational expertise.

Expand Our Leading Market Position in the Gulf of Mexico.  Our market is the U.S. and Mexican sectors of the Gulf of Mexico, treated as a whole, and we intend to reassign, upgrade and expand our fleet to meet customer needs in this market in a way that improves returns for our customers and us. We intend to satisfy market demands for additional services by expanding our jackup fleet through asset purchases and opportunistic market consolidation transactions. Growth in the Gulf of Mexico will depend on available client opportunities and will be focused towards opportunities that will maintain or incrementally improve our market, margin and cash flow objectives.

Perform as an Efficient, Low-Cost Service Provider.  We strive to develop an organizational structure and asset base that allows us to be an efficient, low-cost service provider in the industry. We believe that by being an efficient, low-cost contractor, we can maintain significant operating flexibility and maximize our earnings and cash flow over the entire business cycle. Because of the smaller rig and crew sizes required to operate our fleet as compared to higher specification assets, we believe our rigs have an operating and capital cost advantage.

Maintain a Conservative Capital Structure and Disciplined Approach to Capital Spending.  We believe that our capital structure will continue to be conservative and allow us to pursue opportunities to grow our business. Because our industry is cyclical and subject to substantial fluctuations in demand, pricing and profitability, we believe that it is important to maintain a conservative balance sheet and consider the return performance of any investment throughout the entire business cycle. We expect that our cash flow and available borrowings will provide sufficient capital to fund our near-term growth plans and to meet our customers’ increased demand for our services. We intend to continue to evaluate investment opportunities, including potential acquisitions that meet our targeted returns on invested capital and allow us to respond to changes in our industry, and we will also consider the payment of dividends with excess cash to the extent attractive investments are not available and to the extent permitted by our debt agreements and regulatory requirements.

Recent Industry Trends

Our rig fleet operates in the United States and Mexico. In the United States, customer expectations of future natural gas prices strongly influence their drilling activity. Generally, our customers accelerate their drilling programs in higher natural gas price environments and delay or curtail their drilling programs when natural gas prices decline. In Mexico, all crude oil and natural gas basins are owned by the Mexican government and operated and developed by PEMEX, the national oil company. Revenues from exported crude oil are a critical source of funding for Mexico’s government. PEMEX’s demand for drilling services is subject to governmental approval and intervention, including agreements with OPEC to manage the global supply of crude oil, and also is affected by declining production in established fields such as Cantarell and shifting of spending to newer and often deeper offshore fields.

PEMEX has indicated an increased emphasis on field exploration and development prospects that increasingly require the use of rigs with a water depth rating of 250 feet or greater, especially independent leg cantilever rigs. As PEMEX changes its focus toward new field exploration and development prospects that increasingly require the use of rigs with greater water depth capability, we believe demand in Mexico could increase for our ten rigs with water depth ratings of 250 feet or greater. However, it is possible that demand in Mexico for our ten rigs with water depth ratings of 200 feet or less could decline and the future contracting opportunities for such rigs in Mexico could diminish. We currently have two rigs in Mexico with water depth ratings of 200 feet or less. One, the Pride Arkansas, is currently idle and likely to be stacked in the United States, and we plan to mobilize the rig back to the U.S. in the second quarter of 2009. The second rig, the Pride Nebraska, is expected to finish its current contract in April, and if PEMEX does not renew its contract, we may be required to move the rig back to the United States. PEMEX has indicated the need for 12 incremental jackups in 2009 to maintain its production. While the PEMEX incremental requirements are generally for independent leg rigs with water depth ratings of 250 feet or greater, we believe there will continue to be opportunities for PEMEX to use mat-supported rigs as well. In addition to the rigs we currently have in Mexico, we will seek additional opportunities to mobilize our 250 foot rigs from the United States to Mexico.

Following the onset of the global financial crisis in late 2008, the declining prices of crude oil and natural gas and deteriorating worldwide economic conditions, the demand for drilling services has declined. Lower crude oil and natural gas prices combined with the inability of our customers to obtain financing for drilling projects will have a negative impact on 2009 offshore drilling activity in the United States as our customers are reducing their planned expenditures in response to these factors. We anticipate that 2009 could be the sharpest downturn for jackup activity in over 20 years. As of March 3, 2009, there are only 30 jackups under contract in the U.S. Gulf of Mexico, out of the marketed supply of 57 rigs, or 53% marketed utilization. We anticipate that activity will decline even further based on the lack of new drilling plans and permits outstanding. We do not expect drilling activity to recover until natural gas prices increase from current levels or drilling costs are reduced. Longer term, fleet utilization and dayrates in the U.S. Gulf of Mexico will largely depend upon expectations regarding natural gas prices, access to capital for small to medium sized exploration and production companies and other drilling service providers, seasonality in the market driven by the risk of hurricanes, and the number and timing of rigs moving from the U.S. Gulf of Mexico to Mexico and other international markets.

In the current environment, we intend to work a smaller number of rigs at reasonable dayrates and to stack rigs with no near-term prospects. We plan to keep one rig fully crewed and ready for work, but will stack the rest until activity recovers. Based on current demand, we have stacked eight rigs and intend to stack additional rigs as necessary. In late February 2009, we reduced our U.S. rig-based workforce by approximately 40%. Through most of 2008, our jackup fleet operating in the United States benefited from high commodity prices for oil and natural gas, which enabled smaller, independent producers to take advantage of increases in spot price markets and consequently increased demand for our rigs. Additionally, the industry-wide supply of rigs in the U.S. Gulf of Mexico reduced considerably in 2008 due to rig movement to international markets and the permanent loss of several rigs during the active hurricane seasons of 2005 through 2008, including three rigs lost (one of which was the Pride Wyoming) and one significantly damaged in 2008. We believe that a number of our competitors are continuing to market jackup rigs that have previously operated or are currently operating in the U.S. Gulf of Mexico to other markets, and we believe the rig supply will continue to contract.

Additionally, we could be impacted by the potential negative effect on our dayrates due to worldwide newbuild rig fleet additions. Historically, during prior periods of high utilization and dayrates, industry participants have increased the supply of rigs by ordering the construction of new speculative units. This has often created an oversupply of drilling units and has caused a decline in utilization and dayrates when the rigs enter the market, sometimes for extended periods of time as rigs have been absorbed into the active fleet. Approximately 69 newbuild jackup rigs are currently under construction or on order worldwide, seven of which are being built in shipyards in the Gulf of Mexico region and would have a relatively low mobilization cost to operate in the Gulf of Mexico. All of these rigs are considered to be of a higher specification than our rigs, because generally they are larger, have greater deckloads, have water depth ratings of 250 feet or greater and have an independent leg design, as opposed to being mat-supported. Independent leg rigs are better suited for use in stronger currents or uneven seabed conditions. As discussed above, PEMEX has indicated an increased emphasis on prospects requiring the use of rigs with water depth ratings of 250 feet or greater, such as the anticipated newbuilds. However, any negative effect on our dayrates due to newbuild rig fleet additions could be mitigated by current insurance restrictions applicable in the U.S. Gulf of Mexico, which were a result of industry loss from Hurricanes Katrina and Rita in 2005. As a result of these storms, insurance companies have raised their premiums and the deductibles, and imposed restrictions on windstorm damage, and many rig owners have not been able to insure the full replacement cost of their new rigs operating in the U.S. Gulf of Mexico. This is especially true for smaller owners that are dependent on debt to finance their rig construction projects. As a result, most of the new jackups that have recently been built in the U.S. Gulf of Mexico have been mobilized to other regions. Although we believe the damage from Hurricanes Gustav and Ike was less costly than from the storms in 2005, we believe that the inability of rig owners to obtain full windstorm damage coverage could continue indefinitely.

Competition

The contract drilling industry is highly competitive. Demand for contract drilling and related services is influenced by a number of factors, including the current and expected prices of oil and natural gas and the expenditures of oil and natural gas companies for exploration and development of oil and natural gas. Demand in the U.S. Gulf of Mexico is particularly driven by natural gas demand and natural gas prices. Offshore natural gas drilling in the shallow waters of the Gulf of Mexico will face competition from new supply that could be developed to meet North America’s natural gas demand, including from existing producing basins in the United States and Mexico, frontier basins in offshore deepwater, and imported liquefied natural gas. In addition, demand for energy currently met by natural gas could alternatively be met by other energy forms such as coal, hydroelectric, oil, wind, solar and nuclear energy.

Demand for drilling services also remains dependent on a variety of political and economic factors beyond our control, including worldwide demand for oil and natural gas, the ability of the Organization of Petroleum Exporting Countries (“OPEC”) to set and maintain production levels and pricing, the level of production of non-OPEC countries and the policies of the various governments regarding exploration and development of their oil and natural gas reserves.

Drilling contracts are generally awarded on a competitive bid basis. Pricing, safety record and technical expertise are key factors in determining which qualified contractor is awarded a job. Rig availability, location and specifications also can be significant factors in the determination. Operators also may consider crew experience and efficiency. Some of our contracts are on a negotiated basis. We believe that the market for drilling contracts will continue to be highly competitive for the foreseeable future. Certain competitors may have greater financial resources than we do, which may better enable them to withstand periods of low utilization, compete more effectively on the basis of price, build new rigs or acquire existing rigs.

Our competition ranges from large international companies to smaller, locally owned companies. We believe we are competitive in terms of safety, pricing, performance, equipment, availability of equipment to meet customer needs and availability of experienced, skilled personnel; however, industry-wide shortages of supplies, services, skilled personnel and equipment necessary to conduct our business can occur. Demand for our rigs will typically be correlated to our customer’s expectations of future natural gas and oil prices, particularly natural gas prices. Competition for offshore rigs is usually on a global basis, as these rigs are highly mobile and may be moved, at a cost that is sometimes substantial, from one region to another in response to demand. However, our mat-supported jackup rigs are less capable than independent leg jackup rigs of managing variable sea floor conditions found in most areas outside the Gulf of Mexico. As a result, our ability to move our rigs to other regions in response to changes in market conditions is limited. Additionally, a number of our competitors have jackup fleets with generally higher specification rigs than those in our fleet. Particularly during market downturns when there is decreased rig demand, higher specification rigs may be more likely to obtain contracts than lower specification rigs. Under the terms of the noncompetition covenant in the master separation agreement with Pride, we will generally not be permitted to own or operate any semisubmersible rigs or drillships for three years following the consummation of the spin-off. Please read “Risk Factors — Our rigs are at a relative disadvantage to higher specification jackup rigs. These higher specification rigs may be more likely to obtain contracts than our rigs, particularly during market downturns.” We are also obligated to comply with noncompetition covenants between Pride and third parties that restrict our ability to operate self-erecting platform rigs of 2,000 horsepower or less.

Customers

We provide contract drilling and related services to a customer base that primarily consists of various independent oil and natural gas producers, drilling service providers and the national oil company in Mexico, PEMEX. PEMEX accounted for 58%, 56% and 31% of our total pro forma revenue for the years ended December 31, 2008, 2007 and 2006, respectively. Recently, PEMEX has indicated a shifting focus toward geologic prospects in deeper water and therefore an increased emphasis on rigs with a water depth rating of 250 feet or greater, especially independent leg cantilever rigs. As PEMEX changes its focus toward new field exploration and development prospects that increasingly require the use of rigs with greater water depth capability, it is possible that demand in Mexico for our ten rigs with water depth ratings or 200 feet or less could decline and the future contracting opportunities for such rigs in Mexico could diminish.

We have moved five rigs out of Mexico since late 2007; all of these rigs had water depth ratings of 200 feet or less. One remaining rig with a water depth rating of 200 feet or less is currently in Mexico, pursuant to a contract with PEMEX expiring in April 2009, and another is currently idle and likely to be stacked in the United States. All of our other rigs in Mexico have water depth ratings of at least 250 feet and are currently working. All of the five rigs that have been relocated to the U.S. are stacked. Our financial condition and results of operations could be materially adversely affected if we are unable to contract our lower water depth rigs with new customers at comparable dayrates.

ADTI accounted for 13% of total 2008 pro forma revenue. Besides this customer and PEMEX, no other customer has accounted for more than 10% of our total pro forma revenue for 2008.

Drilling Contracts

Our drilling contracts are awarded through competitive bidding or on a negotiated basis. The contract terms and rates vary depending on competitive conditions, geographical area, geological formation to be drilled, equipment and services to be supplied, on-site drilling conditions and anticipated duration of the work to be performed. Contracts in the U.S. Gulf of Mexico tend to be short-term or well-to-well contracts, whereas contracts in Mexico tend to be on a longer-term basis of one to two years.

Currently, all of our drilling services contracts are on a dayrate basis. Under dayrate contracts, we charge the customer a fixed amount per day regardless of the number of days needed to drill the well. In addition, dayrate contracts usually provide for a reduced dayrate (or lump-sum amount) for mobilizing the rig to the well location or when drilling operations are interrupted or restricted by equipment breakdowns, adverse weather conditions or other conditions beyond our control. A dayrate drilling contract generally covers either the drilling of a single well or group of wells or has a stated term. These contracts may generally be terminated by the customer in the event the drilling unit is destroyed or lost or, in some instances, if drilling operations are suspended for a period of time as a result of a breakdown of equipment or, in some cases, due to other events beyond the control of either party. In addition, drilling contracts with PEMEX are cancelable, without cause, upon little or no prior notice and without penalty or early termination payments, other than reimbursement of nonrecoverable expenses. In some instances, the dayrate contract term may be extended by the customer exercising options for the drilling of additional wells or for an additional length of time at fixed or mutually agreed terms, including dayrates. If we were to engage in work pursuant to footage or turnkey contracts, rather than dayrate contracts, in the future, it would result in a higher degree of risk to us.

Our customers, in some instances, may have the right to terminate, or may seek to renegotiate, existing contracts if we experience downtime or operational problems above a contractual limit, if the rig is a total loss or in other specified circumstances. Our contracts also generally include cost escalation provisions that allow us to increase the amounts billed to our customers when certain stated operating costs increase. A customer is more likely to seek to cancel or renegotiate its contract during periods of depressed market conditions. We, in some instances, could be required to pay penalties if some of our contracts with our customers are canceled due to downtime or operational problems. Suspension of drilling contracts results in the reduction in or loss of dayrates for the period of the suspension. If our customers cancel some of our significant contracts and we are unable to secure new contracts on substantially similar terms, or if contracts are suspended for an extended period of time, our financial condition and results of operations could be adversely affected.

Employees

As of [          ,] 2009, we employed approximately [          ] personnel and had approximately [          ] contractors. [          ] of our employees and contractors were located in the United States and [          ] were located in Mexico. Rig crews constitute the vast majority of our employees. None of our U.S. employees are represented by a collective bargaining agreement. Our employees in Mexico are subject to collective labor agreements.

Seasonality

Our rigs are subject to severe weather during certain periods of the year, particularly hurricane season, which extends from June through November, which could halt operations for prolonged periods or limit contract opportunities during that period. In addition, regulatory requirements during hurricane season could increase the cost or reduce the area of operation of our rigs. Otherwise, our business activities are not significantly affected by seasonal fluctuations.

Insurance

Our operations are subject to hazards inherent in the drilling of oil and natural gas wells, including blowouts and well fires, which could cause personal injury, suspend drilling operations, or seriously damage or destroy the equipment involved. Offshore drilling operations are also subject to hazards particular to marine operations including capsizing, grounding, collision and loss or damage from severe weather. We expect that our marine package policy will provide insurance coverage for physical damage to our rigs and other loss events. This insurance policy will have a $[     ] million aggregate deductible. We also expect to maintain insurance coverage for cargo, auto liability, non-owned aviation, personal injury and similar liabilities. Those policies will have significantly lower deductibles than the marine package policy.

Environmental and Other Regulatory Matters

Our operations include activities that are subject to numerous international, federal, state and local laws and regulations, including the U.S. Oil Pollution Act of 1990, the U.S. Outer Continental Shelf Lands Act, the Comprehensive Environmental Response, Compensation and Liability Act and the International Convention for the Prevention of Pollution from Ships, governing the discharge of materials into the environment or otherwise relating to environmental protection. In certain circumstances, these laws may impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part. Numerous governmental agencies issue regulations to implement and enforce such laws, which often require difficult and costly compliance measures that carry substantial administrative, civil and criminal penalties or may result in injunctive relief for failure to comply. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly compliance or limit contract drilling opportunities could adversely affect our results of operation or financial condition. While we believe that we are in substantial compliance with the current laws and regulations, there is no assurance that compliance can be maintained in the future. We do not currently anticipate that compliance with currently applicable environmental laws and regulations will have a material adverse effect on our results of operation or financial condition during 2009.

The Minerals Management Service of the U.S. Department of the Interior (“MMS”) has issued guidelines for jackup rig fitness requirements in the U.S. Gulf of Mexico for future hurricane seasons through 2013 and may take other steps that could increase the cost of operations or reduce the area of operations for our rigs, thus reducing their marketability. Implementation of new MMS guidelines or regulations may subject us to increased costs or limit the operational capabilities of our rigs and could materially and adversely affect our results of operation or financial condition. Please read “Risk Factors — Our ability to operate our rigs in the U.S. Gulf of Mexico could be restricted or made more costly by government regulation.”

The United States Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. Pursuant to regulations promulgated by the EPA in the early 1970s, the discharge of sewage from vessels and effluent from properly functioning marine engines was exempted from the permit requirements of the National Pollution Discharge Elimination System. This exemption allowed vessels in U.S. waters to discharge certain substances incidental to the normal operation of a vessel, including ballast water, without obtaining a permit to do so. In September 2006, in response to a challenge by certain environmental groups and U.S. states, a U.S. District Court issued an order invalidating the exemption. As a result of this ruling, as of December 19, 2008, EPA requires a permit for such discharges. EPA issued a general permit available to vessel owners to cover the discharges, which includes effluent limits, specific corrective actions, inspections and monitoring, recordkeeping and reporting requirements. As a result, like others in our industry, we are subject to this new permit requirement. However, we do not currently anticipate that compliance with this requirement will have a material adverse effect on our results of operation or financial condition.

Our Mexican operations are subject to various laws and regulations, including laws and regulations relating to the importation of and operation of drilling rigs and equipment, currency conversions and repatriation, oil and natural gas exploration and development, environmental protection, taxation of offshore earnings and earnings of expatriate personnel, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling rigs and other equipment. New environmental or safety laws and regulations could be enacted, which could adversely affect our ability to operate in Mexico.

Properties

Our property consists of mat-supported jackup drilling rigs and related support equipment. The capital associated with the repair and maintenance of our fleet increases with age. The Pride Alabama and the Pride Colorado, which are currently stacked, would require additional capital expenditures in order to be class certified and thus able to operate.

The Pride Tennessee and Pride Wisconsin are two independent-leg jackup rigs that will remain assets of Pride. The current customer contracts applicable to these rigs will remain with the Seahawk subsidiary that is party to such contracts. Pursuant to an agreement we will enter into with Pride, all obligations, benefits and risks of these customer contracts will be passed through to Pride until their completion, which we expect to occur in August 2009 for both rigs.

We lease office and/or operating facilities in Houston, Texas, Rosharon, Texas and Ciudad del Carmen, Mexico.

Legal Proceedings

FCPA Investigation.  The audit committee of Pride’s board of directors, through independent outside counsel, has undertaken an investigation of potential violations of the U.S. Foreign Corrupt Practices Act in several of its international operations. With respect to our operations, this investigation has found evidence suggesting that payments, which may violate the FCPA, were made to government officials in Mexico aggregating less than $150,000. The evidence to date regarding these payments suggests that payments were made beginning in 2002 through early 2006 (a) to one or more government officials in Mexico in connection with the clearing of a jackup rig and equipment through customs, the movement of personnel through immigration or the acceptance of a jackup rig under a drilling contract; and (b) with respect to the potentially improper entertainment of government officials in Mexico.

Pride has voluntarily disclosed information found in the investigation to the Department of Justice and the Securities and Exchange Commission, and is cooperating with these authorities as the investigation and FCPA compliance reviews in other countries continue and as they review the matter. If violations of the FCPA occurred, we could be liable for or subject to fines, civil and criminal penalties, equitable remedies, including profit disgorgement, and injunctive relief. Civil penalties under the antibribery provisions of the FCPA could range up to $10,000 per violation, with a criminal fine up to the greater of $2 million per violation or twice the gross pecuniary gain to us or twice the gross pecuniary loss to others, if larger. Civil penalties under the accounting provisions of the FCPA can range up to $500,000, and a company that knowingly commits a violation can be fined up to $25 million. In addition, both the SEC and the DOJ could assert that conduct extending over a period of time may constitute multiple violations for purposes of assessing the penalty amounts. Often, dispositions of these types of matters result in modifications to business practices and compliance programs and possibly a monitor being appointed to review future business and practices with the goal of ensuring compliance with the FCPA. Pursuant to the master separation agreement, we will be responsible for any fines or penalties, or costs associated with any other remedies, to the extent such fines, penalties, or costs are related to Pride’s operations in Mexico. In the event that a disposition includes the appointment of a compliance monitor or consultant for our company (or any similar remedy), we will be responsible for the costs associated with such monitor, consultant or similar remedy.

We could also face fines, sanctions, and other penalties from authorities in Mexico, including prohibition of our participating in or curtailment of business operations and the seizure of rigs or other assets. Our customer in Mexico could seek to impose penalties or take other actions adverse to our interests. We could also face other third-party claims by directors, officers, employees, affiliates, advisors, attorneys, agents, security or other interest holders or constituents of our company. In addition, disclosure of the subject matter of the investigation could adversely affect our reputation and our ability to obtain new business or retain existing business from our current clients and potential clients, to attract and retain employees and to access the capital markets. No amounts have been accrued related to any potential fines, sanctions, claims or other penalties, which could be material individually or in the aggregate.

We cannot currently predict what, if any, actions may be taken by the DOJ, the SEC, any other applicable government or other authorities or our customers or other third parties or the effect the actions may have on our results of operations, financial condition or cash flows, on our combined financial statements or on our business.

Tax Assessments by Mexican Government.  In 2006, Pride received tax assessments from the Mexican government related to the operations of certain of our entities for the tax years 2001 through 2003. Pursuant to local statutory requirements, Pride has provided bonds in the amount of approximately 555 million Mexican pesos, or approximately $40 million as of December 31, 2008, to contest these assessments. In February 2009, Pride received additional tax assessments for the tax years 2003 and 2004 in the amount of 1,097 million Mexican pesos, or approximately $74 million. Bonds or other suitable collateral will be required later in 2009 to contest these assessments. These assessments contest Pride’s right to claim certain deductions in its tax returns for those years. We anticipate that the Mexican government will make additional assessments contesting similar deductions for other tax years. While we intend to contest these assessments vigorously, we cannot predict or provide assurance as to the ultimate outcome, which may take several years. Additional security will be required to be provided to the extent assessments are contested. Prior to the spin-off, we anticipate that we will either issue a replacement security instrument, substitute other suitable collateral, or otherwise reach agreement with Pride to satisfy the statutory requirements for a security instrument, and indemnify Pride for the value of that instrument.

Pride Wyoming.  In September 2008, the Pride Wyoming, a 250-foot slot-type jackup rig operating in the U.S., was deemed a total loss for insurance purposes after it was severely damaged and sank as a result of Hurricane Ike. The owners of two pipelines on which parts of the Pride Wyoming settled have requested that Pride pay for all costs, expenses and other losses associated with the damage, including loss of revenue. Each owner has claimed damages in excess of $40 million. Other pieces of the rig may have also caused damage to certain other offshore structures. In October 2008, Pride filed a complaint in U.S. Federal District Court pursuant to the Limitation of Liability Act, which has the potential to statutorily limit our exposure for claims arising out of third party damages caused by the loss of the Pride Wyoming. Pride will retain the right after the spin-off to control any claims, litigation or settlements arising out of the loss of the Pride Wyoming. Based on the information available to us at this time, we do not expect the outcome of this potential claim to have a material adverse effect on our financial position, results of operations or cash flows; however, there can be no assurance as to the ultimate outcome of this potential claim. Although we believe Pride has adequate insurance, we will be responsible for any deductibles or awards not covered by Pride’s insurance.

We are routinely involved in other litigation, claims and disputes incidental to our business, which at times involve claims for significant monetary amounts, some of which would not be covered by insurance. In the opinion of management, none of the other existing litigation will have a material adverse effect on our financial position, results of operations or cash flows. However, a substantial settlement payment or judgment in excess of our accruals could have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information as of          , 2009 regarding individuals who are expected to serve as our directors and executive officers, including their positions after the spin-off.

Director nominees will be presented to our sole stockholder, Pride, for election effective as of the spin-off date. After the spin-off, none of the following individuals will be employees of Pride. We currently have [two] directors serving on an interim basis. These directors will resign from our board prior to the spin-off. Because they will not continue to serve on our board, information regarding these directors is not presented herein.

Name	Age	Position

Randall D. Stilley	55	President, Chief Executive Officer and Director Nominee
Steven A. Manz	43	Vice President, Chief Financial Officer and Treasurer
Alejandro Cestero	34	Vice President, General Counsel and Secretary
Oscar A. German	43	Vice President, Human Resources
[ ]	[ ]	Director Nominee

Randall D. Stilley has served as Pride’s Chief Executive Officer — Mat Jackup Division since September 2008. Prior to joining Pride, from October 2004 to June 2008, Mr. Stilley was President and Chief Executive Officer of Hercules Offshore, Inc., an oilfield services company. From January 2004 to October 2004, Mr. Stilley was Chief Executive Officer of Seitel, Inc., an oilfield services company. From June 2008 to September 2008 and from 2000 until January 2004, Mr. Stilley was an independent business consultant and managed private investments. From 1997 until 2000, Mr. Stilley was President of the Oilfield Services Division at Weatherford International, Inc., an oilfield services company. Prior to joining Weatherford in 1997, Mr. Stilley served in a variety of positions at Halliburton Company, an oilfield services company. He is a registered professional engineer in the state of Texas and a member of the Society of Petroleum Engineers. Mr. Stilley holds a Bachelor of Science degree in Aerospace Engineering from the University of Texas at Austin.

Steven A. Manz has served as Pride’s Vice President and Chief Financial Officer — Mat Jackup Division since October 2008. Mr. Manz was most recently a Director of Research for the investment bank Simmons & Company International from April until August 2008. From January 2005 to September 2007, he was with Hercules Offshore, Inc., where he served as Senior Vice President of Corporate Development and Planning from March 2007 to September 2007 and as Chief Financial Officer from January 2005 to March 2007. From May 1995 to December 2004, Mr. Manz was with Noble Corporation, where he served in a variety of management roles including Managing Director-Noble Technology Services Division from April 2003 to December 2004, Vice President of Strategic Planning from August 2000 to April 2003, and Director of Accounting and Investor Relations from March 1997 to August 2000. During September 2008 and from September 2007 until April 2008 Mr. Manz was not employed. Mr. Manz holds a Bachelor of Business Administration in Finance from the University of Texas at Austin.

Alejandro (Alex) Cestero has served as Pride’s Vice President and General Counsel — Mat Jackup Division since October 2008. Prior to his appointment Mr. Cestero had been serving as Deputy General Counsel, Business Affairs and Assistant Secretary for Pride since January 2007. Mr. Cestero joined Pride in April 2002 as Senior Counsel. In January 2004 he was named Assistant General Counsel and Assistant Secretary and served in this position until December 2006. Mr. Cestero has been responsible for legal oversight of the operational, commercial and general legal affairs of Pride’s worldwide operating divisions, as well as legal oversight of Pride’s strategic and business development transactions. Prior to joining Pride, he was with Bracewell & Giuliani LLP and Vinson & Elkins LLP. Mr. Cestero earned his Juris Doctor from Stanford Law School, and a Master of Business Administration and Bachelor of Arts from Rice University.

Oscar A. German has served as Pride’s Vice President, Human Resources — Mat Jackup Division since November 2008. Prior to his appointment Mr. German served as International Human Resources Director — Western Hemisphere, for Pride and has been with Pride in that position since March 2006. Mr. German has been responsible in leading Human Resources in the areas of organizational effectiveness, employee and industrial relations, compensation and benefits, and performance and change management. Mr. German has over 15 years of international human resources experience. Prior to joining Pride, Mr. German performed human resources consulting work as an independent contractor from September 2005 to February 2006. Mr. German was employed by Coca-Cola Corporation during the month of August 2005 as Corporate Human Resources Director. Mr. German was also previously with BHP Billiton from January 2001 to June 2005, where he most recently served as Regional Vice President Human Resources Base Metals — South America from July 2002 to June 2005 based out of Santiago, Chile. During July 2005 Mr. German was not employed. Mr. German has a Bachelor of Business Administration in Finance from the University of Houston-Downtown.

There are no family relationships between any of our executive officers or directors.

There are no contractual obligations regarding the election of our executive officers or directors.

Board Structure

Upon completion of the spin-off, our board will be comprised of [          ] directors, at least a majority of whom we expect to satisfy the independence requirements of NASDAQ and the SEC. We expect that membership on the audit committee, compensation committee and nominating and governance committee will be limited to independent, non-employee directors as required by NASDAQ and the SEC.

Upon completion of the spin-off, our directors will be divided into three classes serving staggered three-year terms. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. Following this classification of the board, in general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Board Committees

Our board of directors will have an audit committee, a compensation committee and a nominating and governance committee immediately following the spin-off.

The audit committee is expected to consist of [          ]. The board of directors is expected to determine that [          ] is an audit committee financial expert as defined by applicable SEC rules. The committee’s purpose will be to assist the board of directors in overseeing (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements, (c) the independence, qualifications and performance of our independent auditors and (d) the performance of our internal audit function.

The compensation committee is expected to consist of [          ]. The committee’s purpose will be (a) to review and approve the compensation of our executive officers and other key employees, (b) to evaluate the performance of the CEO and to oversee the performance evaluation of senior management, (c) to administer and make recommendations to the board of directors with respect to our incentive compensation plans, equity-based plans and other compensation benefit plans and (d) to produce a compensation committee report and assist management with the preparation of the compensation discussion and analysis as required by the SEC for inclusion in our annual proxy statement.

The nominating and corporate governance committee is expected to consist of [          ]. The committee will be responsible for identifying and recommending candidates to fill vacancies on the board of directors and for election by the stockholders, recommending committee assignments for directors to the board of directors, monitoring and assessing the performance of the board of directors and individual non-employee directors, reviewing compensation received by directors for service on the board of directors and its committees and developing and recommending to the board of directors appropriate corporate governance policies, practices and procedures for us.

In assessing the qualifications of prospective nominees to the board of directors, the nominating and corporate governance committee is expected to consider each nominee’s personal and professional integrity, experience, skills, ability and willingness to devote the time and effort necessary to be an effective board member, and commitment to acting in the best interests of our company and our stockholders. It is expected that an appropriate mix of backgrounds and skills will be sought when considering prospective nominees.

The nominating and corporate governance committee is expected to consider director candidates recommended by stockholders. If a stockholder wishes to recommend a director for nomination by the committee, the stockholder should submit the recommendation in writing to the Chairman, Nominating and Corporate Governance Committee, in care of the Secretary, Seahawk Drilling, Inc., 5847 San Felipe, Suite 1600, Houston, Texas 77057. The recommendation should contain the following information:

•	the name, age, business address and residence address of the nominee and the name and address of the stockholder making the nomination;

•	the principal occupation or employment of the nominee;

•	the number of shares of each class or series of our capital stock beneficially owned by the nominee and the stockholder and the period for which those shares have been owned; and

•	any other information the stockholder may deem relevant to the committee’s evaluation.

Candidates recommended by stockholders are evaluated on the same basis as candidates recommended by our directors, executive officers, third-party search firms or other sources.

Compensation Committee Interlocks and Insider Participation

None of our executive officers have served as members of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

Security Ownership of Executive Officers and Directors

We are currently wholly owned by Pride. Immediately following the spin-off, Pride will not own any of our common stock. None of our officers or directors own any shares of our common stock, but those who own unrestricted shares of Pride common stock will be treated the same as any other holder of Pride common stock in any distribution by Pride and, accordingly, will receive shares of our common stock in the spin-off. As described below under ‘‘— Treatment of Stock-Based Awards,” our executive officers and directors will receive restricted stock units in respect of our common stock following the closing of the spin-off. Restricted stock and restricted stock units held by Messrs. Cestero and German will be treated as described below in “Treatment of Stock-Based Awards.”

The following table sets forth the Pride common stock, restricted stock units and restricted stock held by director nominees and our executive officers, as of [          ], and the number of shares of our common stock and rights to acquire our common stock that will be held by our director nominees and our executive officers immediately upon completion of the spin-off, assuming there are no changes in each person’s holdings of Pride securities since [          ] and based on our estimates as of [          ] using an expected

distribution ratio of [          ] shares of our common stock for every share of Pride common stock, with no fractional shares:

		Restricted	Shares of
		Stock Units and	Seahawk
	Shares of Pride	Restricted	Common
Name	Common Stock Owned(1)	Stock Owned	Stock(2)

Randall D. Stilley	—	—
Steven A. Manz	—	—
Alejandro Cestero	3,968	18,682
Oscar A. German	5,368	9,375
All directors and executive officers ( individuals)

(1)	Each executive officer holds less than 1% of Pride’s outstanding common stock.

(2)	The number of Seahawk shares listed in the table reflects the issuance of Seahawk stock in the spin-off in respect of shares of Pride restricted stock, and replacement awards of Seahawk restricted stock units in respect of Pride restricted stock units and restricted stock, in each case as described in “— Treatment of Stock-Based Awards” below. The number of Seahawk shares listed in the table does not reflect the initial equity grant pursuant to each executive officer’s employment agreement (see “— Employment Agreements with Executive Officers” below), which grant will be based on a dollar value provided in the agreement.

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis should be read in conjunction with “Executive Compensation” below.

Executive Compensation Philosophy

Our executive compensation program has been designed to achieve three objectives. First, it is designed to align the interests of our executives with those of our stockholders. Second, it is designed to retain and motivate executives who serve our stockholders’ interests. Third, it is designed to attract talented external candidates when vacancies arise.

Alignment of Interests

Our executive compensation program is based on the principle that an employee is likeliest to serve the interests of our stockholders when his or her own interests are aligned with our stockholders’ interests. Our hiring practices are designed to identify candidates who have a demonstrated ability and desire to serve the interests of our stockholders. Our executive compensation program, however, acknowledges that hiring talented candidates is not sufficient to maximize the performance of those candidates. Rather, employees, including executives, should have financial incentives to serve the interests of our stockholders. We believe that the most effective way to unify the interests of our executives and our stockholders is to pay a significant amount of total compensation through annual incentive awards, which create incentives for meeting annual performance targets, and long-term stock-based incentive compensation, which focuses executives on the longer-term performance of our company.

Retention

Our executive compensation program is also based on the principle that executives who are serving the interests of our stockholders should be retained and incentivized to continue serving those interests. Given their qualifications, experience and professionalism, our executives, as well as the non-executive members of our management team who may be candidates for executive positions in the future, are highly marketable. Opportunities for alternative employment frequently arise, and our executive compensation program is designed to retain our executives in light of these other opportunities.

Attracting Candidates

Finally, our executive compensation program is based on the principle that highly qualified candidates seek the best available opportunities, from both a professional and a financial standpoint. Our program seeks to provide compensation that is competitive in relation to alternatives in the markets in which we compete for executives.

Administration of Executive Compensation Program

Our executive compensation program has been initially designed by the compensation committee of Pride’s board of directors. Following the spin-off our executive compensation program will be administered by the compensation committee of our board of directors. The specific duties and responsibilities of the compensation committee are described in “— Board Committees” above. In designing our executive compensation program, Pride’s compensation committee engaged an outside consultant, Frederic W. Cook & Co., Inc., the primary role of whom was to provide to the compensation committee with market data and information regarding compensation trends in our industry and to make recommendations regarding the design of our incentive program. Pride’s and our management did not direct or oversee the retention or activities of the compensation consultant with respect to our executive compensation program and has not engaged Frederic W. Cook in any other capacity.

Following the spin-off, we expect that our senior management will support our compensation committee in performing its role with respect to administering the compensation program. We expect that the compensation committee, with input from the other non-management directors, will conduct performance evaluations of Mr. Stilley, and Mr. Stilley will conduct performance evaluations of our other executive officers and make recommendations to the compensation committee regarding all aspects of their compensation. No executive has the authority to establish or modify executive officer compensation, except with respect to certain perquisites as described below.

Overview of Compensation

Our executive compensation program generally consists of four principal components:

•	base salary;

•	annual cash incentive compensation;

•	long-term stock-based incentive compensation; and

•	severance and change in control arrangements.

Annually, on the basis of the performance evaluations discussed above, our compensation committee will conduct a review of each of base salary, annual cash incentive compensation and long-term stock-based incentive compensation, which we refer to as total direct compensation, with respect to each executive and will make adjustments, if any, to the preceding year’s levels. In determining initial compensation levels, Pride’s compensation committee sought to position each element of each executive officer’s total direct compensation at a competitive level in relation to similar compensation paid to the executive’s peers, as described below. We expect our compensation committee to adopt a similar approach going forward.

For use in determining compensation for 2008, Pride’s compensation committee selected eight companies against which to compare our executive compensation program. The following eight companies were selected because they either directly compete with us or have operations that are comparable to our operations: Atwood Oceanics, Inc., Global Industries, Ltd., Gulf Island Fabrication, Inc., Gulfmark Offshore, Inc., Hercules Offshore, Inc., Horizon Offshore, Inc., Hornbeck Offshore Services, Inc. and Parker Drilling Company. We refer to this group of companies collectively as our comparator group. Our compensation committee may elect to modify the group for future periods to reflect best practices in executive compensation or changes in our business or the business of other companies, in and outside the comparator group.

The compensation consultant engaged by Pride also used nationally recognized executive compensation surveys. Data were provided by Frederic W. Cook & Co., Inc. and consisted of industry-specific data from two proprietary surveys, and general industry data from one proprietary survey. The first industry-specific survey covered 200 organizations in all energy-related segments, including (but not limited to) drilling, exploration and production, and services and equipment. Compensation data for companies with revenues of between $300 million and $1.2 billion were used, with median revenues of approximately $650 million. The second industry-specific survey covered 60 energy-related organizations in the oilfield manufacturing and service industries. Compensation data for all companies in the survey (median revenues $1.2 billion) were used, as well as data for a subset of companies in the survey limited to those with revenues of less than $800 million (median revenues of $400 million). The general industry survey consisted of approximately 400 companies across all industries, excluding energy and financial service organizations. For this survey, compensation data for companies with revenues of less than $1 billion were used, with median revenues of $750 million. These surveys included information regarding compensation of officers with similar roles and responsibilities as our officers.

As part of Pride’s compensation committee’s review and determination of appropriate and competitive initial levels of compensation, they utilized a summary of our competitive posture for each component of compensation. The summary was prepared by the compensation consultant and derived from the two data sources described below. The median revenues for each source were comparable to our pro forma revenues.

•	The compensation consultant used the compensation information provided in the proxy statements of the members of our comparator group to develop market compensation levels for our most highly compensated officers. The compensation consultant then compared the compensation of the named executive officers in our comparator group to our executive pay levels based on position and pay rank.

•	The compensation consultant also utilized data from the compensation surveys described above (using a subset of the companies whose median revenues were comparable to our pro forma revenues) to develop marketplace compensation levels for our executive officers.

The comparator group compensation data, together with the compensation survey data, each as described above, are collectively referred to as the “compensation data.” We expect that our compensation committee will use comparable summaries in future reviews and determinations of compensation levels for our executives.

Our compensation committee’s annual review of each executive’s total direct compensation will also seek to ensure that each component of that compensation is appropriate in view of the performance of the executive and our company, based on the annual performance evaluation discussed above. The review will vary with the compensation component for which the evaluation is being performed, as described in greater detail below. Because each component will be reviewed separately and compensation within each component will be based on individual and company performance, the percentage of total direct compensation that each component comprises may vary by executive and by year.

Similar to his peers in the comparator group, Mr. Stilley, our President and Chief Executive Officer, has a significantly broader scope of responsibilities at our company than the other named executive officers. The difference in compensation for Mr. Stilley described below primarily reflects these differing responsibilities as valued by the companies in the comparator group and, except as described below, does not result from the application of different policies or decisions with respect to Mr. Stilley.

Base Salary

The first component of the executive compensation program is base salary. Pride’s compensation committee sought to, and we expect our compensation committee will continue to, position each executive around the 50th percentile of the individual’s peers based on the compensation data. The compensation committee identified the 50th percentile as the average of the medians of each of the data sets that comprise the compensation data. Pride’s and our compensation committees believe that this target percentile provides our executives with a competitive market rate for salaries paid to executives in our comparator group. For future compensation determinations, the extent to which an executive’s base salary falls short of, or exceeds, the 50th percentile will be determined subjectively by our compensation committee based on tenure, experience, prior base salary, the results of the annual evaluation and other factors. We expect that executives, other than the Chief Executive Officer, will be evaluated on the following criteria: leadership; initiative; relationship and team building; business sense; communication; vision and perspective; supervision; organizational savvy; ethical practices; and fiscal responsibility. We expect that the Chief Executive Officer will be evaluated on similar criteria, with emphasis on ethical practices, relations with our board of directors, vision, strategy, leadership and professional skills.

Our named executive officers are being paid the following base salaries:

Name	Base Salary

Mr. Stilley	$625,000
Mr. Manz	$300,000
Mr. Cestero	$285,000
Mr. German	$240,000

Annual Cash Incentive Compensation

The second component of the program is annual cash incentive compensation. The annual cash incentive will be based on the achievement of company-wide objectives and personal objectives during the year, which are described in greater detail below. Messrs. Stilley and Manz have received guaranteed prorated bonuses for 2008, and will participate in Pride’s incentive plan beginning in 2009. The 2008 guaranteed bonuses were agreed as part of the arms-length negotiations of Messrs. Stilley’s and Manz’s respective employment agreements prior to the time they joined us. The Pride compensation committee established a “target bonus” for each executive around the 50th percentile of the compensation data. We expect that our compensation committee will adopt a similar approach going forward. Pride’s compensation committee believes this target percentile provides our executives with a competitive market rate for bonuses paid to executives in our comparator group. These target bonus percentages also take into account differing levels of experience and responsibility of our executive officers and their prior level of compensation. The target bonus percentage is applied to the annual base earnings to determine the total target bonus dollar opportunity for that executive. The bonus is to be paid upon the achievement of specified performance-based goals during the applicable year. For 2009, our President and Chief Executive Officer set his personal goals with the President and Chief Executive Officer of Pride, and each executive officer other than the President and Chief Executive Officer set his own personal goals with the President and Chief Executive Officer. The extent to which the executive achieves those goals is itself a metric on which part of the bonus is based. For 2009, target bonuses for the named executive officers will be as follows:

Target
Bonus
Name	Percentage

Mr. Stilley	100%
Mr. Manz	75%
Mr. Cestero	50%
Mr. German	50%

Following the spin-off, at the beginning of each calendar year, we expect our compensation committee will analyze our corporate objectives and, on that basis, determine the metrics by which the executive’s bonuses will be calculated for that year. Each metric will be weighted by the compensation committee to reflect its relative importance for the year in question. In addition, the Chief Executive Officer will set his personal goals with the compensation committee, and each executive other than the Chief Executive Officer will set his own personal goals with the Chief Executive Officer, which will then be subject to approval by our compensation committee. The extent to which the executive achieves those goals will itself be a metric on which part of the bonus is based. To allow time for the compensation committee to complete its annual review of executive performance evaluations and compensation, and in light of other company-wide reporting and accounting obligations during the first quarter of each year, we expect that the target bonus percentages will be established by our compensation committee during the second quarter of each year. However, the compensation committee will establish target bonus percentages without regard to company performance during the period of the year prior to action by the compensation committee, and bonuses will be paid based on the achievement of the metrics for the entire calendar year.

Each metric is assigned a minimum threshold result, below which no amount of the bonus would be awarded with respect to that metric, a target result and a maximum result, at which the amount of the bonus awarded with respect to that metric would be 100% of the target bonus with respect to Messrs. Cestero and German, 150% of the target bonus with respect to Mr. Manz and 200% of the target bonus with respect to Mr. Stilley.

All bonuses paid under the program, while expected to be based on the guidelines established by the compensation committee, are at all times subject to our compensation committee’s discretion. The compensation committee may exercise this discretion to increase or decrease the bonus amounts, possibly by significant amounts.

Long-Term Stock-Based Incentive Compensation

The third component of our executive compensation program is long-term stock-based incentive compensation. Specifically, our executives will be eligible to participate in Seahawk’s 2009 Long-Term Incentive Plan. Under the plan, our compensation committee will be authorized to grant stock options, shares of restricted stock, restricted stock units, stock appreciation rights, other stock-based awards and cash awards to executives.

Each of our named executive officers is entitled to an initial equity award as of the effective date of the spin-off pursuant to the terms of his employment agreement. See “— Employment Agreements with Executive Officers” below. At the end of each calendar year, we expect that our compensation committee will determine an aggregate value of stock-based incentive awards to grant to each executive for the following year that generally would position the executive’s stock-based incentive compensation between the 50th and 75th percentile of the individual’s peers based on the compensation data. In so doing, the compensation committee will be seeking to tie an appropriate percentage of the executive’s total compensation to the long-term performance of our company. The amount of an executive’s stock-based incentive award will be determined subjectively by the compensation committee following a recommendation from the Chief Executive Officer (or, with respect to the Chief Executive Officer, by the board of directors following a recommendation by the compensation committee), based in part on the executive’s performance. For purposes of valuing options in the determination of the aggregate value of stock-based incentive awards to be granted, the compensation committee will use the binomial method, which is the method recommended and used by the compensation consultant. For accounting purposes, we use the Black-Scholes method to value options in our financial statements.

We expect that our compensation committee generally will grant long-term incentive compensation to executives on the first trading day of each calendar year. The compensation committee will approve the grant of options at committee meetings and does not intend to grant options by written consent. We will not time the release of material nonpublic information for the purpose of affecting the value of executive compensation, and we will not grant options with a grant date prior to the date of compensation committee approval of the grant. The exercise price of options will be equal to the closing market price of our common stock on NASDAQ on the grant date.

Long-term incentive compensation is designed to achieve all of the objectives under our executive compensation program. First, it is a mechanism through which executives become (or can become) stockholders, either through the ownership of shares of restricted stock, restricted stock units or options to purchase stock. Second, the vesting provisions of each award generally require continued employment for the awards to vest, thereby incentivizing the executive to remain in our employment. Third, we use long-term incentive compensation to attract external candidates, who, by resigning from their prior employer to accept employment with us, may be surrendering unvested equity and other compensation.

Severance and Change in Control Arrangements

The fourth component of the executive compensation program is severance and change in control arrangements. Each of our named executive officers has entered into an employment agreement with us, which provides severance and change in control protections to the executive.

The table below provides a brief summary of some of the benefits due to the executives in the event of termination or change in control under their employment agreements and award agreements.

Event	Stilley	Manz	Cestero	German

Involuntary termination (for any reason other than cause) or	• Two years of base salary	• One year of base salary	• One year of base salary	• One year of base salary
constructive termination or disability	• Two times target bonus	• One times target bonus	• One times target bonus	• One times target bonus
	• Two years of insurance	• One year of insurance	• One year of insurance	• One year of insurance
	• Awards vest	• Awards vest	• Awards vest	• Awards vest
	• Options exercisable for 60 days after termination	• Options exercisable for 60 days after termination	• Options exercisable for 60 days after termination	• Options exercisable for 60 days after termination
	• If disability, options exercisable for one year	• If disability, options exercisable for one year	• If disability, options exercisable for one year	• If disability, options exercisable for one year

Death	• No severance payments under employment agreement	• No severance payments under employment agreement	• No severance payments under employment agreement	• No severance payments under employment agreement
	• Awards vest	• Awards vest	• Awards vest	• Awards vest
	• Options exercisable for one year	• Options exercisable for one year	• Options exercisable for one year	• Options exercisable for one year

Change in control	• Awards vest	• Awards vest	• Awards vest	• Awards vest

Involuntary termination or constructive termination within two	• Three years of base salary	• Two years of base salary	• Two years of base salary	• Two years of base salary
years, for Mr. Stilley, or one year, for Messrs. Manz, Cestero and	• Three times target bonus	• Two times target bonus	• Two times target bonus	• Two times target bonus
German, following change in control	• Three years insurance	• Two years insurance	• Two years insurance	• Two years insurance
	• Options exercisable for 60 days after termination	• Options exercisable for 60 days after termination	• Options exercisable for 60 days after termination	• Options exercisable for 60 days after termination
• Potential for reimbursement for Code Section 4999 excise taxes incurred as a result of payments subject to Code Section 280G following a change in control

Termination for cause	• All options and unvested restricted stock expire immediately	• All options and unvested restricted stock expire immediately	• All options and unvested restricted stock expire immediately	• All options and unvested restricted stock expire immediately
	• Right to earned and accrued compensation	• Right to earned and accrued compensation	• Right to earned and accrued compensation	• Right to earned and accrued compensation
	• No severance benefits	• No severance benefits	• No severance benefits	• No severance benefits

Retirement on or after age 62 without change in control	• Full vesting of awards	• Full vesting of awards	• Full vesting of awards	• Full vesting of awards
	• All options exercisable for one year after retirement	• All options exercisable for one year after retirement	• All options exercisable for one year after retirement	• All options exercisable for one year after retirement
	• No severance benefits under the employment agreement.	• No severance benefits under the employment agreement.	• No severance benefits under the employment agreement.	• No severance benefits under the employment agreement.

The change in control protections described above were agreed as part of the arms-length negotiations of our named executive officers’ respective employment agreements. Pride’s and our compensation committees believe that these protections provide the named executive officers, whose jobs would generally be at the greatest risk in a change in control, with a greater level of financial security in the event of a change in control. The compensation committees believe that this additional level of security is effective and necessary to ensure that these executives remain focused on our performance and the creation of stockholder value through the successful execution of any change in control transaction rather than on the potential uncertainties associated with their own employment. The compensation committees believe that our severance and change in control arrangements are competitive and are generally representative of typical executive severance pay packages.

Other Benefits

Executives are eligible, with all employees, for various benefit plans, including the 401(k) plan and the Employee Stock Purchase Plan, among others.

Accounting and Tax Matters

Section 162(m) of the Internal Revenue Code denies a compensation deduction for federal income tax purposes for certain compensation in excess of $1 million paid to specified individuals. “Performance based” compensation meeting specified standards is deductible without regard to the $1 million cap. None of the compensation paid to our officers or employees in 2008 was subject to Section 162(m). Our compensation committee may in the future approve payment of compensation in excess of what is deductible under Section 162(m), and reserves the right to structure future compensation of our executive officers without regard for whether such compensation is fully deductible if, in the committee’s judgment, it is in the best interests of our company and our stockholders to do so.

Section 409A of the Internal Revenue Code generally provides that any deferred compensation arrangement which does not meet specific requirements regarding (i) timing of payouts, (ii) advance election of deferrals and (iii) restrictions on acceleration of payouts will result in immediate taxation of any amounts deferred to the extent not subject to a substantial risk of forfeiture. In addition, tax on the amounts included in income as a result of not complying with Section 409A will be increased by an interest component as specified by statute, and the amount included in income will also be subject to a 20% excise tax. In general, to avoid a Section 409A violation, amounts deferred may only be paid out on separation from service, disability, death, a specified time, a change-in-control (as defined by the Treasury Department) or an unforeseen emergency. Furthermore, the election to defer generally must be made in the calendar year prior to performance of services, and any provision for accelerated payout other than for reasons specified by the Treasury Department may cause the amounts deferred to be subject to early taxation and to the imposition of the excise tax.

Section 409A is broadly applicable to any form of deferred compensation other than tax-qualified retirement plans and bona fide vacation, sick leave, compensatory time, disability pay or death benefits, and may apply to certain awards under our long-term incentive plans. For example, restricted stock units and stock options may be classified as deferred compensation for this purpose.

The Treasury Department and Internal Revenue Service have issued final regulations implementing Section 409A, which are generally effective January 1, 2009. Based on these regulations, we intend to structure all of our compensation arrangements in a manner that complies with or is exempt from Section 409A.

Executive Compensation

The following tables provide information regarding the compensation awarded to or earned by our named executive officers during the year ended December 31, 2008 as employees of Pride or us, and information regarding compensation awarded to or earned by Messrs. Cestero and German during the year ended December 31, 2007, as they are the only named executive officers of Seahawk that were employees of Pride during that year. All of the information included in these tables reflects compensation earned by the individuals for service with Pride. All references in the following tables to stock relate to awards of stock granted by Pride. Such amounts do not necessarily reflect the compensation such persons will receive following the spin-off, which could be higher or lower, because historical compensation was determined by Pride and future compensation levels will be determined based on the compensation policies, programs and procedures to be established by our compensation committee.

Summary Compensation Table

						Non-Equity
				Stock	Option	Incentive Plan	All Other
Name and Principal		Salary	Bonus(2)	Awards(3)	Awards(4)	Compensation(5)	Compensation(6)	Total
Position	Year(1)	($)	($)	($)	($)	($)	($)	($)

Randall D. Stilley	2008	$151,442	$—	$—	$—	$163,297	$5,769	$320,508
President and Chief Executive Officer — Mat Jackup Division
Steven A. Manz	2008	$42,692	$—	$—	$—	$34,526	$1,385	$78,603
Vice President and Chief Financial Officer — Mat Jackup Division
Alejandro Cestero	2008	$230,427	$7,112	$127,565	$—	$142,234	$13,800	$521,138
Vice President and	2007	$207,700	$50,000	$127,565	$10,588	$135,030	$102,943	$633,826
General Counsel — Mat Jackup Division
Oscar A. German	2008	$196,225	$—	$78,570	$—	$118,057	$14,211	$407,063
Vice President,	2007	$180,250	$—	$78,570	$—	$94,335	$13,500	$366,655
Human Resources — Mat Jackup Division

(1)	For named executive officers employed by Pride for less than a full year, amounts reflect the portion of the year such named executive officer was employed by Pride. For 2008, Mr. Stilley commenced employment with Pride on September 24, 2008 and Mr. Manz commenced employment with Pride on October 30, 2008. Messrs. Cestero and German commenced employment with Pride in April 2002 and March 2006, respectively.

(2)	Amounts in this column include discretionary bonuses paid to Mr. Cestero.

(3)	Amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to the year for restricted stock awards granted in 2007 and 2006, in accordance with SFAS No. 123(R). Under SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The grant date fair value of equity awards is calculated using the closing price of Pride’s common stock on the date of grant. The grant date fair values per share were $31.60, $28.68, $32.16 and $33.63 on April 3, 2006, January 3, 2007, December 14, 2007 and January 15, 2008, respectively.

(4)	Amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to 2007 for stock options granted in 2007 and prior years, in accordance with SFAS No. 123(R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The fair value of stock options is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted assumptions:

2005

Dividend yield	0%
Expected volatility	30.9%
Risk-free interest rate	3.7%
Expected life	5.0 years
Weighted average grant-date fair value of stock options granted	$6.84

(5)	Amounts in this column reflect cash bonuses paid pursuant to performance metrics under Pride’s annual cash incentive plan for 2008 and 2007, including a 30% company-wide increase in bonuses paid in 2007 under Pride’s Annual Incentive Plan. In February 2008, Pride’s compensation committee increased the annual cash incentive bonuses for 2007 to all participating employees, including the named executive officers listed above, by 30% to recognize the implementation of its new focus on deepwater and other high specification drilling solutions and the completion of certain transactions. The 30% increase was also intended to more closely align Pride’s bonus payouts with trends in bonuses paid by other companies within Pride’s comparator group.

(6)	The amounts shown in this column reflect matching contributions under Pride’s 401(k) plan and for Mr. Cestero in 2007, $53,723 for education reimbursement and a tax gross-up of $35,720 for this education reimbursement.

Grants of Plan-Based Awards

The table below reports all grants of plan-based awards made by Pride to our named executive officers during 2008.

					All Other Stock
		Estimated Possible Payouts Under Non-Equity			Awards: Number of	Grant Date Fair
		Incentive Plan Awards(1)			Shares of Stock or	Value of Stock and
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Units(2)(3)	Option Awards(4)

Randall D. Stilley		$37,861	$151,442	$302,884	—	—
Steven A. Manz		$8,005	$32,019	$64,038	—	—
Alejandro Cestero		$28,803	$115,211	$230,427	—	—
	1/15/08	—	—	—	7,800	$262,314
Oscar A. German		$24,528	$98,113	$196,225	—	—
	1/15/08	—	—	—	5,500	$184,965

(1)	These columns represent awards under Pride’s annual cash incentive plan.

(2)	All awards in this column were made pursuant to Pride’s 1998 Long-Term Incentive Plan.

(3)	This column consists of restricted stock units, which vest in four equal annual installments beginning on the first anniversary of the grant date.

(4)	These amounts represent the full fair value of restricted stock granted to each executive during 2008 as calculated under SFAS No. 123(R).

Outstanding Equity Awards at Fiscal Year-End

The following table shows unvested Pride restricted stock awards assuming a market value equal to the closing price of Pride common stock on December 31, 2008 of $15.98 per share. None of our executive officers held options to acquire Pride stock as of December 31, 2008.

	Stock Awards
		Number of Shares or	Market Value of Shares
		Units of Stock That Have	or Units of Stock That
Name	Grant Date	Not Vested (#)(1)	Have Not Vested ($)(2)

Alejandro Cestero	4/3/06	4,000	$63,920
	1/3/07	6,300	$100,674
	12/14/07	4,632	$74,019
	1/15/08	7,800	$124,644
Oscar A. German	4/3/06	2,250	$35,955
	1/3/07	4,500	$71,910
	1/15/08	5,500	$87,890

(1)	This column consists of restricted stock awards, which vest in four equal annual installments beginning on the first anniversary of the grant date.

(2)	This column represents the closing price of Pride’s common stock on December 31, 2008 multiplied by the number of shares subject to restricted stock awards.

Option Exercises and Stock Vested

The following table sets forth certain information regarding Pride restricted stock vested during 2008. No stock options were exercised by our named executive officers in 2008.

	Stock Awards:
	Number of Shares
	Acquired on Vesting	Value Realized on
Name	(#)	Vesting ($)(2)

Alejandro Cestero	5,643	$169,105
Oscar A. German	2,625	$91,665

(1)	Represents the difference between the sale price of Pride’s common stock at exercise and the exercise price of the options.

(2)	Represents the value of shares on the vesting date based on the closing price of Pride’s common stock on such date.

Compensation of Directors

We did not have any directors in 2007. Directors who are also full-time officers or employees of our company or officers or employees of us will receive no additional compensation for serving as directors. We expect that all other directors will receive an annual retainer and a fee for each board or committee meeting attended, plus incurred expenses where appropriate. Such directors may also receive stock-based awards.

Our New Employee Benefit Plans

Employee Stock Purchase Plan.

We intend to adopt an employee stock purchase plan which will be compliant with the requirements of Internal Revenue Code Section 423. The following is a general description of the plan.

Objectives.  The purpose of the plan will be to furnish eligible employees with an incentive to advance our best interests by providing a structured program through which such employees may voluntarily purchase shares of our common stock at a favorable price and upon favorable terms.

Eligibility.  Only employees of Seahawk and our designated subsidiaries will be eligible to participate in the plan.

Administration.  The plan will be administered by our compensation committee.

How the Plan Operates.  Employees who wish to participate in the plan must elect to make payroll contributions during each purchase period under the plan. Purchase periods under the plan will be the six month periods beginning each January 1 and July 1 of each calendar year, or such other periods as designated by the committee. Enrollment in the plan constitutes a grant of the right to purchase common stock under the plan. At the end of each purchase period, participant payroll contributions will be used to purchase common stock at a price equal to 85% of the lower of the fair market value (as defined in the plan) (i) as of the first day of the purchase period or (ii) as of the last day of the purchase period. Only whole shares of common stock may be purchase under the plan. To the extent a participant’s contributions relate to fractional shares of common stock, such contributions will be carried forward to the next purchase period if the participant participates in such purchase period, or otherwise will be refunded to the participant.

Shares Available.  There will be [          ] shares of common stock reserved for purchase under the plan. If the number of shares available are less than the number of shares that participants are scheduled to purchase at the end of a purchase period, participant purchases will be reduced proportionately so that the shares available for purchase under the plan are not exceeded.

Termination of Participation.  A participant may terminate their participation in the plan at any time. Upon such termination, the participant may choose to withdraw their payroll contributions made during the relevant purchase period or leave such contributions in the plan, in which case the contribution will be used to purchase shares at the end of the relevant purchase period.

The foregoing description of the plan does not purport to be complete and is qualified by reference to the plan.

Long-Term Incentive Plan.

We intend to adopt a 2009 long-term incentive plan, which is expected to be approved by Pride as our sole stockholder before the spin-off. The following is a general description of the plan.

Objectives.  The plan will be designed to attract and retain our officers and employees, to encourage the sense of proprietorship of such officers and employees and to stimulate the active interest of such persons in our development and financial success. These objectives are to be accomplished by making awards under the plan and thereby providing participants with a proprietary interest in our growth and performance.

Eligibility.  All of our employees and directors will be eligible for awards under the plan. The compensation committee will select the participants from time to time by the grant of awards.

Shares Available for Awards.  [          ] shares of common stock will be available for awards granted, wholly or in part, in common stock (including rights or options which may be exercised for or settled in common stock) under the plan. The maximum number of shares of common stock that may be issued for awards other than options and stock appreciation rights is [          ] shares. No employee participant may be granted awards exercisable for more than [          ] shares of common stock during the term of the plan or awarded cash pursuant to cash awards in excess of $[     ] during any calendar year.

The board of directors may make certain adjustments in the event of any subdivision or consolidation of outstanding shares of common stock or declaration of a dividend payable in shares of common stock or capital reorganization or reclassification or other transaction involving an increase or reduction in the number of outstanding shares of common stock, our consolidation or merger with another corporation or entity or our adoption of a plan of exchange affecting the common stock or any distribution to holders of common stock of securities or property (other than normal cash dividends or dividends payable in common stock).

Administration.  The plan will be administered by our compensation committee. The committee and the board of directors will have full and exclusive power to interpret the plan and to adopt such rules, regulations and guidelines for carrying out the plan as they may deem necessary or proper, all of which powers shall be exercised in our best interests and in keeping with the objectives of the plan. Any decisions of the committee and the board of directors in the interpretation and administration of the plan will lie within their sole and absolute discretion and will be final, conclusive and binding on all parties concerned. The committee may delegate to our senior officers certain duties under the plan.

Awards.  At the discretion of the committee, awards may be in the form of (1) options, representing rights to purchase a specified number of shares of common stock at a specified price, (2) stock appreciation rights, representing rights to receive a payment, in cash or common stock, equal to the excess of the fair market value or other specified value of a number of shares of common stock on the rights’ exercise date over a specified strike price, (3) grants of restricted or unrestricted common stock or units denominated in common stock, (4) grants denominated in cash and (5) grants of awards subject to the attainment of one or more performance goals. The committee will determine the type or types of awards to be made to each participant under the plan and the terms, conditions and limitations applicable to each such award. Each award will be embodied in an award agreement containing such terms, conditions and limitations as determined by the committee in its sole discretion. An award agreement may include provisions for the repurchase by us of common stock acquired pursuant to the plan and the repurchase of a participant’s option rights under the plan.

The following is a brief description of these awards:

Stock Options.  An award may consist of a right to purchase a specified number of shares of common stock at a price specified by the committee in the award agreement or otherwise. A stock option may be in the form of an incentive stock option to a participant who is an employee, which in addition to being subject to applicable terms, conditions and limitations established by the committee, complies with Section 422 of the Internal Revenue Code of 1986, or, in the case of participants who are employees or directors, in the form of a non-qualified option. The plan authorizes the committee to specify the manner of payment of the option price. The option price will not be less than the fair market value of our common stock on the date of grant. Payment may be made in cash or shares of common stock, or by surrendering all or part of that or any other award, valued at fair market value (as defined in the plan) on the date of exercise, or any combination thereof. The committee is authorized to permit payment to be made by successive exercises by the participant. Certain restrictions may apply in the event shares of restricted stock are tendered as consideration for the exercise of a stock option.

Stock Appreciation Rights.  A stock appreciation right, or SAR, consists of a right to receive a payment, in cash or common stock, equal to the excess of the fair market value or other specified valuation of a specified number of shares of common stock on the date the SAR is exercised over a specified strike price as set forth in the award agreement. The strike price will not be less than the fair market value of our common stock on the date of grant. The committee is authorized to determine the terms and conditions of SAR grants, subject to certain limitations.

Stock Awards.  A stock award may consist of common stock or may be denominated in units of common stock. All or part of any stock award may be subject to conditions established by the committee and set forth in the award agreement. Such conditions may include continuous service with us and our subsidiaries, achievement of specific business objectives, increases in specified indices, attaining specified growth rates and other comparable measurements of performance. The committee may permit dividend equivalents with respect to restricted stock units. Such awards may be based on fair market value or other specified valuations. The certificates evidencing shares of common stock issued in connection with a stock award may contain appropriate legends and restrictions describing the terms and conditions of the restrictions applicable thereto.

Cash Awards.  The committee may also provide for cash awards, with the amount of the eventual payment subject to future service and such other restrictions and conditions as may be established by the committee and set forth in the award agreement, including continuous service with us, achievement of specific business objectives, increases in specified indices, attaining specified growth rates and other comparable measurements of performance.

Performance Awards.  A performance award consists of a right to receive an option, SAR, stock award or cash award subject to the attainment of one or more performance goals. Performance awards may be qualified or unqualified under the Internal Revenue Code. The performance goals for qualified awards are set forth in the plan and may include one or more of the following:

•	stock price measures (including, among others, growth measures and total stockholder return);

•	earnings per share (actual or targeted growth);

•	earnings before interest, taxes, depreciation, and amortization, or EBITDA;

•	economic value added;

•	net income measures (including, among others, income after capital costs and income before or after taxes);

•	operating income;

•	cash flow measures;

•	return measures (including, among others, return on capital employed, return on equity, return on investment and return on assets);

•	operating measures (including, among others, productivity, efficiency, and scheduling measures);

•	expense targets (including, among others, finding and development costs and general and administrative expenses);

•	margins;

•	revenue or sales; and

•	corporate values measures (including, among others, diversity commitment, ethics compliance, environmental, and safety).

Payment of Awards; Deferral.  Generally, payment of awards may be made in the form of cash or common stock or combinations thereof and may include such restrictions as the committee determines including, in the case of common stock, restrictions on transfer and forfeiture provisions. The committee may, in its discretion, permit selected participants to elect to defer payments (i.e., in the form of installment payments or a future lump sum payment) of some or all types of awards in accordance with procedures established by the committee. The committee may also permit the exercise or purchase of awards by use of the proceeds to be received from the sale of common stock issuable pursuant to an award.

Tax Withholding.  We have the right to deduct applicable taxes from any award payment and withhold, at the time of delivery or vesting of cash or shares of common stock, an appropriate amount of cash or number of shares of common stock or a combination thereof for payment of taxes or to take any such other action as may be necessary in our opinion to satisfy all obligations for withholding of such taxes. The committee may also permit withholding to be satisfied by the transfer to us of shares of common stock.

Assignability.  Generally, no award may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated by a participant other than by will or the laws of descent and distribution, and during the lifetime of a participant, any award shall be exercisable only by him. Nevertheless, subject to the approval by the committee in its sole discretion, all or a portion of the awards granted to a participant under the plan that are not intended to be incentive stock options may be transferable by the participant, to the extent specified in such approval, to (1) the children or grandchildren of the participant, (2) a trust or trusts for the exclusive benefit of such immediate family members or (3) a partnership or partnerships in which such immediate family members have at least 99% of the equity, profit and loss interests; provided that the award agreement pursuant to which such awards are granted must expressly provide for transferability in a manner consistent with the plan.

Change in Control.  The occurrence of a “change in control” of us may result in acceleration of the vesting and exercisability of, and lapse of restrictions with respect to, all awards granted under the plan. For purposes of this provision, a “change in control” means, and will be deemed to have occurred on the date of the first to occur of, any of the following after the effective date of the spin-off:

•	any “person” (as such term is used in Sections 13(d) and 14(d)(2) of the Exchange Act) is or becomes a beneficial owner, directly or indirectly, of securities of us representing 30% or more of the total voting power of our then outstanding securities;

•	during any period of twelve consecutive months, individuals who constitute the members of our board of directors (the “Incumbent Directors”) cease for any reason other than due to death or disability to constitute at least a majority of the members of our board of directors, provided that any director who was nominated for election or was elected with the approval of at least a majority of the members of the board of directors who are at the time Incumbent Directors will be considered an Incumbent Director;

•	the consummation of any transaction (including any merger, amalgamation, consolidation or scheme of arrangement), the result of which is that less than 50% of the total voting power of the surviving corporation is represented by shares held by former shareholders of us prior to such transaction; or

•	we have sold, transferred or exchanged all or substantially all of our assets to another corporation or other entity or person.

Notwithstanding the above, the acceleration of vesting and exercisability of unmatured awards is limited to the extent necessary to avoid imposition of the golden parachute excise tax under Section 4999 of the Internal Revenue Code, unless contrary provisions are contained in the related award agreement or in any other agreement with the participant.

Amendment.  The board of directors may amend, modify, suspend or terminate the plan for the purpose of meeting or addressing any changes in legal requirements or for any other lawful purpose, except that (1) no amendment or alteration that would impair the rights of any participant under any award previously granted to such participant may be made without such participant’s consent and (2) no amendment or alteration will be effective prior to approval by our stockholders to the extent such approval is determined by the board to be required by applicable laws, regulations or stock exchange requirements.

Effective Date; Term.  The plan will become effective as of the date of the approval of the board of directors. The plan may be terminated at any time by the board of directors by a majority vote.

The foregoing description of the plan does not purport to be complete and is qualified by reference to the plan.

Employment Agreements with Executive Officers

We are a party to the following employment agreements with our named executive officers: Mr. Stilley for a term ending October 29, 2011; Messrs. Cestero and Manz for terms ending October 30, 2010; and Mr. German for a term ending November 1, 2010. Each agreement is subject to automatic renewals for successive one-year terms until either party terminates the contract effective upon the anniversary date of the respective agreement, with at least one year’s advance notice. Our executives can be terminated by us at anytime for any reason and their rights to benefits upon such termination are summarized below.

Each executive’s employment agreement provides for an initial equity award as of the effective date of the spin-off comprised of restricted stock units of our common stock and options to purchase shares of our common stock and restricted stock units. The beginning value of the initial equity award is $4,800,000 for Mr. Stilley, $1,000,000 for Mr. Manz, $690,000 for Mr. Cestero and $575,000 for Mr. German. This beginning value is adjusted up or down to reflect performance of a peer group of companies comprised of Hercules Offshore, Inc., Rowan Companies Inc., Nabors Industries Ltd., Patterson-UTI Energy Inc., Helmerich & Payne Inc., and Superior Energy Services, Inc., or any successor to the foregoing from October 28, 2008 through the effective date of the spin-off, such that the final value is as much as 40% more than the beginning value but no less than 75% of the beginning value. If the effective date of the spin-off had been [          ], 2009 (the date of this information statement), based on the performance of the peer group through such date, the final value of the initial equity award to each executive would have been [    ]% [higher] [lower] than the beginning value noted above.

The eight companies used to set executive pay levels are different from the list of six peer companies listed above which were used to adjust long-term incentive compensation values in each executive’s employment agreement. The peer companies used to set pay levels are generally comparable to us in revenue size. The employment agreement peers, on the other hand, are generally much larger than our company, but are used for this purpose because the stock price performance of these companies is expected to be similar to that of our company based on direct similarities in their businesses and ours.

The initial equity award will be divided such that 50% of the initial equity award is in the form of stock options and 50% of the initial equity award is in the form of restricted stock units. For purposes of dividing the initial equity award, the stock options will be valued by the board of directors using a binomial option pricing model based on the volatility of the peer group and an exercise price equal to the volume-weighted average price of the common stock on the effective date of the spin-off, and the restricted stock units will be valued using the volume-weighted average price of the common stock on the effective date of the spin-off. Restricted stock units will vest, and the stock options will become exercisable:

•	in three installments of one-third of the underlying shares on the effective date of the spin-off and one-third of the underlying shares on each of the next two anniversaries of the effective date of the spin-off, provided that the executive continues to be employed by Seahawk on the vesting dates;

•	in full on a change in control of Seahawk;

•	in full upon termination of the executive’s employment with Seahawk by reason of death or disability; and

•	in full on an involuntary or constructive termination of the executive.

The stock options will be subject to expiration on the earlier of (1) the tenth anniversary of the date of grant, (2) 60 days after the executive’s termination of employment other than due to cause or death, (3) one year after the executive’s termination of employment due to death, or (4) the date of termination of employment for cause.

Each executive’s employment agreement provides benefits to each executive upon termination or change in control, as described below. The severance payments described are subject to the requirement that the executive timely execute a release of claims against us.

Mr. Stilley

Involuntary Termination.  Pursuant to Mr. Stilley’s employment agreement, if he is terminated involuntarily for reasons not associated with a change in control and not due to cause, he will receive:

•	two full years of base salary at the rate in effect as of the termination;

•	an amount equal to two times the target award for our annual incentive compensation plan (if a target award is not specified for such year, the prior year’s target will be used, and, if none, the target will be 100% of base salary);

•	two years of health insurance benefits for himself and his immediate family; and

•	immediate vesting of his initial equity award.

The employment agreement treats specified constructive terminations as an involuntary termination of Mr. Stilley.

Change in Control.  The employment agreement also provides Mr. Stilley protection in the event of a change in control. A “change in control” is generally defined to include the acquisition by a person of 30% or more of our voting power, specified changes in a majority of the board of directors, a merger resulting in existing stockholders having less than 50% of the voting power in the surviving company and sale or liquidation of our company.

If Mr. Stilley has an involuntary termination of employment with us within two years after a change in control, he will be entitled to receive in a lump sum payment:

•	three full years of base salary;

•	three times the target bonus award for the year of termination (if a target award is not specified for such year, the prior year’s target will be used, and, if none, the target will be 100% of base salary);

•	health insurance continuation for himself and his immediate family for three years or until his reemployment, whichever is earlier; and

•	immediate vesting of his initial equity award.

The employment agreement also provided that we will reimburse Mr. Stilley for Code Section 4999 excise taxes incurred by him as a result of payments subject to Code Section 280G following a change in control. However, such payments to Mr. Stilley would instead be capped to prevent any Section 4999 excise taxes, if the cap would not reduce the payments to Mr. Stilley by 10% or more.

Messrs. Manz, Cestero and German

Pursuant to their employment agreements, Messrs. Manz, Cestero and German generally will receive the same benefits as Mr. Stilley with the following exceptions:

•	In the event of involuntary termination not associated with a change in control and not due to cause, the executive will receive (a) one full year of base salary, (b) one times the target award for our annual incentive compensation (if a target award is not specified for the year of termination, the prior year’s target will be used, and, if none, the target will be 75% of base salary for Mr. Manz and 50% of base salary for Messrs. Cestero and German) and (c) one year of health insurance for himself and his immediate family.

•	In the event of an involuntary termination within one year after a change in control, the executive will receive (a) two full years of base salary, (b) a bonus equal to two times the target award for the year of termination (if a target award is not specified for such year, the prior year’s target will be used, and, if none, the target will be 75% of base salary for Mr. Manz and 50% of base salary for Messrs. Cestero and German) and (c) health insurance for himself and his immediate family for two years or until reemployment.

•	The executive will not be reimbursed for any taxes incurred by him as a result of payments following a change in control.

Covenants

In addition, the employment agreements provide a noncompete and non-solicitation clause for two years for Mr. Stilley and one year for Messrs. Manz, Cestero and German after termination (voluntary or involuntary) assuming that it was not due to a change in control. In the event of a change in control, the noncompete and non-solicitation clause does not apply. The employment agreements bind each executive to an indefinite confidentiality clause with respect to our confidential information. The employment agreements obligate each executive to assist us with future legal proceedings for up to two years after termination of employment.

Potential Payments Table

The information below describes and quantifies certain compensation that would become payable if the named executive’s employment were terminated on December 31, 2008, assuming the spin-off had been effected prior to that date. The following forward-looking table includes disclosure about our named executive officers’ rights under plans and employment agreements approved for such named executive officers following the spin-off and the other assumptions described in the table and footnotes below. In the table below, accelerated stock options, accelerated restricted stock, severance payments and tax gross-up payments are expressed as a lump sum payment; medical coverage is expressed as the present value of future payments expected to be made over the number of years such named executive is entitled to coverage; and disability benefits are expressed as the first annual payment amount following termination. These benefits are in addition to benefits available generally to salaried employees, such as distributions under our 401(k) savings plan, disability benefits and accrued vacation pay. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different than the estimates presented in the table. Factors that could affect these amounts include the timing during the year of any such event and the executive’s age. For additional information about benefits due to executives in the event of termination or change in control, see “Compensation Discussion and Analysis — Overview of Compensation — Severance and Change in Control Arrangements.”

Event	Stilley	Manz	Cestero	German

Involuntary Termination Not for Cause and Constructive Termination
Accelerated equity awards(1)	$2,400,000	$500,000	$345,000	$287,500
Medical Coverage
Severance Payments	$2,500,000	$525,000	$427,500	$360,000
Death
Accelerated equity awards(1)	$2,400,000	$500,000	$345,000	$287,500
Medical Coverage
Disability
Accelerated equity awards(1)	$2,400,000	$500,000	$345,000	$287,500
Medical coverage
Disability benefits(2)	$120,000	$120,000	$120,000	$120,000
Termination for Cause
Additional Benefits	N/A	N/A	N/A	N/A
Change in Control
Accelerated equity awards(1)	$2,400,000	$500,000	$345,000	$287,500
Change in Control with Involuntary Termination or Constructive Termination
Accelerated equity awards(1)	$2,400,000	$500,000	$345,000	$287,500
Medical coverage
Severance payments	$3,750,000	$1,050,000	$855,000	$720,000
Tax gross-up payments (280G calculation)		N/A	N/A	N/A

(1)	Amounts for accelerated equity awards reflect only the beginning value of the initial award of restricted stock units as of the effective date of the spin-off, as described in “— Employment Agreements with Executive Officers” above. Messrs. Cestero and German are expected to hold additional Seahawk restricted stock units as a result of their pre-spin-off ownership of Pride restricted stock and restricted stock units. If the Pride restricted stock and restricted stock units held by these executives had been accelerated on December 31, 2008, the value of such acceleration would have been $[ ] for Mr. Cestero and $[ ] for Mr. German (based on Pride’s December 31, 2008 closing stock price of $15.98 per share).

(2)	Disability benefits consist of long-term disability coverage of 60% of monthly pay after 90 days of disability, up to $10,000 a month.

Treatment of Stock-Based Awards

In recent years, employees of Pride (including certain of our executive officers) have been eligible to participate in Pride’s 1998 Long-Term Incentive Plan and Pride’s 2007 Long-Term Incentive Plan. Under these plans, Pride’s Compensation Committee has granted certain stock-based awards, including restricted stock units, shares of restricted stock and stock options, to Remaining Employees and Transferring Employees. The outstanding stock-based awards held by Remaining Employees and Transferring Employees at the time of the spin-off will be treated as set forth below. The expected equity ownership of our named executive officers after the spin-off is described in “Management — Security Ownership of Executive Officers and Directors.” The equity ownership of our other employees is expected to be less than 1% in the aggregate of our outstanding shares of common stock after the spin-off.

Restricted Stock Units Granted in 2009

Pride restricted stock units granted in 2009 and held by Remaining Employees will remain subject to the vesting schedule and other terms of such awards following the spin-off, except that the number of restricted stock units granted in 2009 and held by the Remaining Employees will be increased by a number of additional units equal to (x) the value of the Seahawk common stock (calculated using the closing price on the date of the spin-off) that would have been distributed in the spin-off to a holder of a number of shares of Pride common stock equal to the number of restricted stock units granted in 2009 and held by the employee on the record date, divided by (y) the value of a share of Pride common stock (calculated using the closing price on the date of the spin-off). Remaining Employees will not otherwise receive any distribution in the spin-off in respect of restricted stock units granted in 2009.

Transferring Employees likewise will not receive any distribution in the spin-off in respect of restricted stock units granted in 2009. Pride restricted stock units granted in 2009 and held by Transferring Employees will be forfeited as a result of the termination of their employment with Pride. However, such Transferring Employees will be granted a replacement award of Seahawk restricted stock units, with the number of such Seahawk restricted stock units equal to (x) divided by (y) plus (z), where (x) is the closing price of Pride common stock on the date of the spin-off multiplied by the number of shares of Pride common stock subject to the forfeited restricted stock units, (y) is the closing price of Seahawk common stock on the date of the spin-off, and (z) is the number of shares of Seahawk common stock that would have been distributed in the spin-off with respect to the number of shares of Pride common stock covered by the forfeited restricted stock units. Such replacement awards will be subject to a vesting schedule that corresponds to the remaining vesting schedule of the forfeited award on the date of the spin-off.

Restricted Stock Units Granted Prior to 2009

Pride restricted stock units granted prior to 2009 and held by Remaining Employees will remain unchanged by the spin-off and will continue to be subject to the vesting schedule and other terms of such awards. In connection with the spin-off, Remaining Employees will not receive Seahawk common stock but will receive a cash payment equal to the value of the Seahawk common stock (calculated using the closing price on the date of the spin-off) that would have been distributed in the spin-off to a holder of a number of shares of Pride common stock equal to the number of restricted stock units granted prior to 2009 and held by the employee on the record date.

Transferring Employees likewise will receive the same cash payment in the spin-off as Remaining Employees. Pride restricted stock units granted prior to 2009 and held by Transferring Employees will thereafter be forfeited as a result of the termination of their employment with Pride. However, such Transferring Employees will be granted a replacement award of Seahawk restricted stock units, with the number of such Seahawk restricted stock units equal to (x) the closing price of Pride common stock on the date of the spin-off multiplied by the number of shares of Pride common stock subject to the forfeited Pride restricted stock units, divided by (y) the closing price of Seahawk common stock on the date of the spin-off. Such replacement awards will be subject to a vesting schedule that corresponds to the remaining vesting schedule of the forfeited award on the date of the spin-off.

Restricted Stock

Pride restricted stock held by Remaining Employees will remain unchanged by the spin-off and will continue to be subject to the vesting schedule and other terms of such awards. Remaining Employees will receive a distribution in the spin-off of [          ] fully vested shares of Seahawk common stock for each share of Pride restricted stock they own on the record date.

Transferring Employees likewise will receive a distribution in the spin-off of [          ] fully vested shares of Seahawk common stock for each share of Pride restricted stock they own on the record date. The Pride restricted stock they hold will thereafter be forfeited as a result of the termination of their employment with Pride. However, such Transferring Employees will be granted replacement awards of Seahawk restricted stock units, with the number of such Seahawk restricted stock units equal to (x) the closing price of Pride common stock on the date of the spin-off multiplied by the number of forfeited shares of Pride restricted stock, divided by (y) the closing price of Seahawk common stock on the date of the spin-off. Such replacement awards will be subject to a vesting schedule that corresponds to the remaining vesting schedule of the forfeited award on the date of the spin-off.

Stock Options

All Pride stock options outstanding at the time of the spin-off will remain stock options to purchase Pride’s common stock, subject to the terms of the grant of such options, but Pride’s compensation committee will adjust the number of shares subject to, and the exercise price of, each stock option using a formula designed to preserve the intrinsic value of each option to the holder, taking into account any change in the value of shares of Pride’s common stock resulting from the spin-off. This formula requires adjustments to the exercise price and number of underlying option shares such that for each option:

•	on a share-by-share comparison, the pre-spin-off ratio of the exercise price to the fair market value of the Pride shares subject to the option immediately before the spin-off will be equal to the post-spin-off ratio of the exercise price to the fair market value of the Pride shares subject to the option immediately after the spin-off, and

•	the pre-spin-off spread, defined as the difference between the aggregate fair market value of the Pride shares subject to the option immediately before the spin-off and the aggregate exercise price, will be equal to the post-spin-off spread, defined as the difference between the aggregate fair market value of the Pride shares subject to the option immediately after the spin-off over the aggregate exercise price.

To illustrate the operation of this formula, assume an employee holds an option to acquire 1,000 shares of Pride stock at an exercise price of $50 per share. Further assume that immediately prior to the spin-off, the market price of a share of Pride stock (including the value of the distribution of Seahawk stock for that share) is $100, and that immediately after the spin-off the market price of a share of Pride stock is $80 (these hypothetical stock prices are provided for ease of computation and are not indicative of expected stock prices before or after the spin-off). In this example, the pre-spin-off ratio is 0.5, calculated as $50 / $100, and the pre-spin-off spread is $50,000, calculated as (1,000 * $100) — (1,000 * $50). In order to preserve the pre-spin-off ratio, the exercise price must be reduced to $40, calculated by multiplying the post-spin-off market price of Pride stock by the ratio ($80 * 0.5). In order to preserve the pre-spin-off spread, the number of Pride shares subject to the option must be increased to 1,250, calculated by dividing the spread ($50,000) by the difference between the post-spin-off market price of Pride stock and the new post-spin-off exercise price ($80 - $40).

With respect to Transferring Employees, all such options are already vested. Option awards held by Transferring Employees will expire according to the terms of the grant of such options because the Transferring Employees are terminating their employment with Pride. The option grants generally provide that expiration will occur 60 days after termination of employment with Pride. The Seahawk board of directors may, in its discretion, make new or replacement awards with respect to such forfeited options.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Before the spin-off, all of the outstanding shares of our common stock are and will be owned beneficially and of record by Pride. The following table sets forth information, immediately following the completion of the spin-off, regarding each person who, to our knowledge, will beneficially own more than 5% of our common stock.

	Amount and Nature of	Percent of
Name and Address of Beneficial Owner	Beneficial Ownership	Class

[To Come]

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

For a description of certain risks related to the transactions with Pride described below, see “Risk Factors — Risks Related to Our Separation from Pride.” The terms of our separation from Pride, the related agreements and other transactions with Pride were determined in the context of a parent-subsidiary relationship and thus may be less favorable to us than the terms we could have obtained from an unaffiliated third party.

Agreements Between Us and Pride

Prior to the spin-off, we will enter into various agreements with Pride that will effect our separation from Pride and govern the relationship between Pride and our company after the spin-off. We have provided below a summary description of the material terms and conditions of the master separation agreement and several other important agreements we will enter into, including a transition services agreement, tax sharing agreement and employee matters agreement. We encourage you to read the full text of these agreements, which have been filed with the SEC as exhibits to the registration statement of which this information statement is a part.

Master Separation Agreement

The master separation agreement between us and Pride will govern the contribution of Pride’s mat-supported jackup rig business to us, the subsequent distribution of our shares to Pride stockholders and other matters related to Pride’s relationship with us.

The Contribution and Separation.  To effect the contribution and separation, Pride will, or will cause its subsidiaries to, transfer to us all of the assets of its mat-supported jackup rig business as described in this information statement (which assets may include stock or other equity interests of Pride subsidiaries). We will assume, and will agree to perform and fulfill, the liabilities described below. Many of the transfers and assumptions described above may already have occurred prior to the parties’ entering into the master separation agreement. In particular, the master separation agreement will generally provide that, upon completion of the contribution and separation:

•	we will directly or indirectly hold:

•	all 20 of Pride’s mat-supported jackup rigs,

•	all of the assets owned by Pride or any of its subsidiaries which are reflected on our most recent pro forma combined balance sheet set forth in this information statement, or subsequently-acquired or created assets that would have been reflected on a later-dated balance sheet, and

•	all other assets held by us and our subsidiaries used primarily or in connection with our business on or prior to the date of the spin-off;

•	we will have directly or indirectly assumed:

•	all liabilities to the extent relating to, arising out of or resulting from Pride’s operations in the Gulf of Mexico (including the U.S. and Mexico regions of the Gulf of Mexico) and all liabilities of Seahawk Drilling, Inc. (and the subsidiaries of Seahawk Drilling, Inc. after giving effect to the transfers of subsidiaries undertaken in connection with the contribution and separation, which generally consist of the entities in which Pride’s operations in the Gulf of Mexico historically have been conducted); other than, in each case, (A) liabilities associated with the Pride Tennessee and Pride Wisconsin to the extent relating to, arising out of or resulting from operations after December 31, 2008, and (B) liabilities associated with the deepwater drilling services management contracts for the Thunderhorse, Mad Dog and Holstein rigs,

•	liabilities to the extent relating to, arising out of or resulting from our post-spin-off operations, or any assets owned by us or our subsidiaries as of or after the spin-off, and

•	liabilities under the master separation agreement and other ancillary agreements.

The liabilities we will assume will not include liabilities related to, arising out of or resulting from Pride’s current FCPA investigation, except for any fine, penalty or cost associated with any other remedy that is related to Pride’s operations in Mexico or to the extent resulting from the appointment of a compliance monitor or consultant for our company (or any similar remedy).

We expect that the mat-supported jackup rig business to be held by us will be subject to approximately $[     ] million of debt, if available (the proceeds of which will have been distributed to Pride) incurred under a new senior credit facility. We also expect that the new credit facility will include a $[     ] million revolving line of credit for working capital purposes.

The master separation agreement will provide that capital stock, assets or liabilities that cannot legally be transferred or assumed prior to the spin-off will be transferred or assumed as soon as practicable following receipt of all necessary consents of third parties and regulatory approvals. In any such case, the master separation agreement will provide that the party retaining such capital stock, assets or liabilities will hold the capital stock or assets in trust for the use and benefit of, or retain the liabilities for the account of, the party entitled to the capital stock, assets or liabilities (at the expense of that party), until the transfer or assumption can be completed. The party retaining the capital stock, assets or liabilities will also take any action reasonably requested by the other party in order to place the other party in the same position as would have existed if the transfer or assumption had been completed.

Except as set forth in the master separation agreement, no party is making any representation or warranty as to the companies, capital stock, assets or liabilities transferred or assumed as a part of the separation and any assets that may be transferred will be transferred on an “as is, where is” basis. As a result, we and Pride each will agree to bear the economic and legal risks that any conveyances of capital stock or assets are insufficient to vest good and marketable title to such capital stock or assets, as the case may be, in the party who should have title under the master separation agreement.

The Spin-Off.  The master separation agreement will provide that the contribution, separation and distribution are subject to several conditions that must be satisfied or waived by Pride, in its sole discretion, including:

•	Pride will have received an opinion of counsel from Baker Botts L.L.P. satisfactory to Pride to the effect that the distribution of our shares by Pride to its stockholders will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368 of the Code;

•	Pride will have received a private letter ruling issued to Pride by the IRS regarding the tax-free status of the distribution, and such ruling shall remain effective;

•	the registration statement of which this information statement is a part will have become effective under the Exchange Act;

•	the actions and filings necessary or appropriate to comply with federal and state securities laws will have been taken;

•	the NASDAQ Global Select Market will have accepted for listing the shares of our common stock to be issued in the spin-off, subject to official notice of issuance;

•	the master separation agreement will not violate or result in a breach of any law or any material agreements of Pride;

•	no court or other order or other legal or regulatory restraint will exist that prevents, or materially limits the benefits of, completion of the contribution, separation or distribution;

•	all consents and governmental or other regulatory approvals required in connection with the transactions contemplated by the master separation agreement shall have been received and shall remain in full force and effect;

•	each of the ancillary agreements shall have been entered into before the spin-off and shall not have been materially breached by the parties;

•	Pride will have received approximately $[ ] million in proceeds from debt under the new credit facility to which our business will be subject; and

•	the spin-off will not violate the terms of any Pride debt agreement.

Letters of Credit and Guarantees.  The master separation agreement will require that we and Pride use our reasonable best efforts to terminate (or have us or one of our subsidiaries substituted for Pride, or Pride or one of its subsidiaries substituted for us, as applicable, under) all existing guarantees by one party of obligations relating to the business of the other party, including financial, performance and other guarantee obligations. We also will agree with Pride that each party will use its reasonable best efforts to have the other party substituted under letters of credit or other surety instruments issued by third parties for the account of either party or any of its subsidiaries issued on behalf of the other party’s business. In the event Seahawk is unable to be substituted under existing surety instruments or issue replacement surety instruments, Seahawk will otherwise reach agreement with Pride prior to the spin-off to satisfy any requirements for surety instruments and will indemnify Pride for the value of the applicable instruments.

Insurance.  The master separation agreement will provide that, to the extent permitted by the terms of the applicable policy, we and our directors, officers and employees will continue to have (as successors-in-interest) all rights we and they had immediately prior to the spin-off, with respect to events that occurred prior to the spin-off, as a subsidiary, affiliate, division, director, officer or employee of Pride under any Pride insurance policy with a third-party carrier. Pride will have no liability if any insurance policy is terminated, is not renewed or extended, or is insufficient or unavailable.

Intellectual Property.  In connection with the contribution and separation, we will assign to Pride all intellectual property rights owned or used in our business, and Pride will grant us a perpetual, nonexclusive, royalty-free license in all such intellectual property.

Access to Information.  Subject to applicable confidentiality provisions and other restrictions, we and Pride will each give each other any information in that company’s possession that the requesting party reasonably needs (1) to comply with requirements imposed on the requesting party by a governmental authority, (2) for use in any proceeding to satisfy audit, accounting, insurance claims, regulatory, litigation or other similar requirements, or (3) to comply with its obligations under the master separation agreement and other ancillary agreements.

Non-Compete.  The master separation agreement includes provisions that restrict us from competing with Pride in specified business activities. These provisions restrict us from engaging in any offshore contract drilling, workover, production or similar services for oil and gas wells, except for such services using mat-supported or independent leg jackup rigs (but not semisubmersible rigs or drillships), subject to certain exceptions. These provisions remain in effect until the third anniversary of the consummation of the spin-off.

Nonsolicitation of Employees.  In the master separation agreement we will agree to refrain from directly soliciting or recruiting employees of Pride without Pride’s consent for one year after the spin-off. This prohibition will not apply to general recruitment efforts carried out through public or general solicitation.

Indemnification and Release.  In general, under the master separation agreement, we will agree to indemnify Pride and its representatives and affiliates against certain liabilities from third party claims to the extent relating to, arising out of or resulting from:

•	our failure to discharge any of our liabilities or any of our agreements;

•	the operation of our business, whether before or after the spin-off;

•	any untrue statement or alleged untrue statement of a material fact or material omission or alleged material omission in the registration statement of which this information statement is a part, other than certain information relating to Pride.

In general, under the master separation agreement, Pride will agree to indemnify us and our representatives and affiliates against certain liabilities from third party claims to the extent relating to, arising out of or resulting from:

•	the failure of Pride to discharge any liability of Pride or any Pride agreement that is not transferred to us;

•	the operation of Pride’s business (other than our business), whether before or after the spin-off;

•	any untrue statement or alleged untrue statement of a material fact or material omission or alleged material omission in the registration statement of which this information statement is part, only for certain information relating to Pride.

Indemnification with respect to taxes will be governed by the tax sharing agreement, and indemnification with respect to certain employee-related liabilities will be governed by the employee matters agreement, each described below.

Under the master separation agreement, we will generally release Pride and its affiliates, agents, successors and assigns, and Pride will generally release us and our affiliates, agents, successors and assigns, from any liabilities between us or our subsidiaries on the one hand, and Pride or its subsidiaries on the other hand, arising from acts or events occurring on or before the spin-off, including acts or events occurring in connection with the contribution, separation or distribution. The general release does not apply to obligations under the master separation agreement or any ancillary agreement or to specified ongoing contractual arrangements.

Termination.  The master separation agreement will provide that it may be terminated at any time before the spin-off by Pride in its sole discretion.

Transition Services Agreement

We will enter into a transition services agreement with Pride. Under the agreement, Pride will provide us with specified support services during a transitional period of up to two years following the spin-off. Pride may provide specified accounting, human resources, information technology and systems, purchasing and logistics, office and yard space (in Mexico and in Houston and Rosharon, Texas) and risk management services in exchange for agreed fees set forth in the transition services agreement. We may generally terminate the service on 30 days advance notice, subject to payment of any increased or stranded costs associated with early termination.

The Pride Tennessee and Pride Wisconsin are two independent-leg jackup rigs that will remain assets of Pride. The current customer contracts applicable to these rigs will remain with the Seahawk subsidiary that is party to such contracts. Pursuant to an agreement we will enter into with Pride, all obligations, benefits and risks of these customer contracts will be passed through to Pride until their completion, which we expect to occur in August 2009 for both rigs.

Only in limited circumstances will Pride be liable to us with respect to the provision of services under the transition services agreement.

Tax Sharing Agreement

On or before the date of the spin-off, we will enter into a tax sharing agreement with Pride that governs Pride’s and our respective rights, responsibilities and obligations with respect to taxes and tax benefits, the filing of tax returns, the control of audits, and other tax matters. References in this summary description of the tax sharing agreement to the terms “tax” or “taxes” mean taxes as well as any interest, penalties, additions to tax or additional amounts in respect of such taxes.

We and our eligible subsidiaries currently join with Pride in the filing of a consolidated return for U.S. federal income tax purposes and also join with Pride in the filing of certain consolidated, combined, and unitary returns for state, local, and foreign tax purposes. However, for periods (or portions thereof) beginning after the spin-off, we will not join with Pride in the filing of any federal, state, local or foreign consolidated, combined or unitary tax returns.

Under the tax sharing agreement, for tax periods (or portions thereof):

•	ending prior to January 1, 2009, we will be responsible for paying all U.S. federal, state, local and foreign income taxes that are attributable to Pride’s operations in the Gulf of Mexico (other than income taxes associated with certain deepwater drilling services contracts), and Pride will be responsible for paying all U.S. federal, state, local and foreign income taxes that are attributable to Pride’s other businesses;

•	beginning on or after January 1, 2009 and ending on or prior to the date of the spin-off, we will be responsible for paying all U.S. federal, state, local and foreign income taxes that are attributable to the mat-supported jackup rig business, and Pride will be responsible for paying all U.S. federal, state, local and foreign income taxes that are attributable to Pride’s businesses other than the mat-supported jackup rig business; and

•	beginning after the date of the spin-off, we will be responsible for paying all U.S. federal, state, local and foreign income taxes that are attributable to us and our subsidiaries, and we will have no obligation to reimburse Pride for the use of any tax benefit that is attributable to the mat-supported jackup rig business that was created before the spin-off, regardless of whether such benefit arose with respect to taxes reported on a consolidated, combined or unitary basis.

Notwithstanding the tax sharing agreement, under U.S. Treasury Regulations, each member of a consolidated group is severally liable for the U.S. federal income tax liability of each other member of the consolidated group. Accordingly, with respect to periods in which we (or our subsidiaries) have been included in Pride’s consolidated group, we (or our subsidiaries) could be liable to the U.S. government for any U.S. federal income tax liability incurred, but not discharged, by any other member of such consolidated group. However, if any such liability were imposed, we would generally be entitled to be indemnified by Pride for tax liabilities allocated to Pride under the tax sharing agreement.

We will be responsible for preparing and filing all tax returns that include us or one of our subsidiaries, other than any consolidated, combined or unitary income tax return that includes us or one of our subsidiaries, on the one hand, and Pride or one of its subsidiaries (other than us or any of our subsidiaries), on the other hand, and we will have the authority to respond to and conduct all tax proceedings, including tax audits, involving any taxes or any deemed adjustment to taxes reported on such tax returns. Pride will be responsible for preparing and filing all consolidated, combined or unitary income tax returns that include us or one of our subsidiaries, on the one hand, and Pride or one of its subsidiaries (other than us or any of our subsidiaries), on the other hand, and Pride will have the authority to respond to and conduct all tax proceedings, including tax audits, relating to taxes or any deemed adjustment to taxes reported on such tax returns. Our ability to obtain a refund from a carryback of a tax benefit to a year in which we and Pride (or any of our respective subsidiaries) joined in the filing of a consolidated, combined or unitary return will thus be at the discretion of Pride. Moreover, any refund that we may obtain will be net of any increase in taxes resulting from the carryback for which Pride is otherwise liable under the tax sharing agreement. As a result of these limitations on carrybacks, to the extent legally permitted, we expect to carry tax benefits forward rather than back. We will be entitled to participate in any tax proceeding involving any taxes or deemed adjustment to taxes for which we are liable under the tax sharing agreement. The tax sharing agreement further provides for cooperation between us and Pride with respect to tax matters, the exchange of information and the retention of records that may affect the tax liabilities of the parties to the agreement.

To the extent permitted by applicable tax law, we and Pride will treat any payments made under the tax sharing agreement as a capital contribution or distribution (as applicable) immediately prior to the spin-off, and accordingly, as not includible in the taxable income of the recipient. However, if any payment causes, directly or indirectly, an increase in the taxable income of the recipient (or its affiliates), the payor’s payment obligation will be grossed up to take into account the deemed taxes owed by the recipient (or its affiliates).

Finally, the tax sharing agreement requires that neither we nor any of our subsidiaries take or fail to take any action that would be inconsistent with or prohibit the spin-off from qualifying as a reorganization under Sections 355 and 368(a)(1)(D) of the Code. Moreover, we must indemnify Pride and its subsidiaries, officers and directors for any loss, including any adjustment to taxes of Pride, resulting from any action or failure to act by us or any of our subsidiaries following the completion of the spin-off which (i) results in the application of Section 355(e) of the Code to the spin-off, or (ii) would be inconsistent with, or otherwise cause any person to be in breach of, any representation or covenant made in connection with the tax opinion delivered to Pride by Baker Botts L.L.P. or the private letter ruling obtained by Pride from the IRS. For purposes of the tax sharing agreement, the deemed adjustment to taxes generally will be an amount equal to the gain recognized by Pride multiplied by the highest applicable statutory rate for the applicable taxing jurisdiction, plus interest and any penalties.

This summary is qualified by reference to the full text of the tax sharing agreement, a form of which has been filed as an exhibit to the Form 10 registration statement of which this information statement is a part.

Employee Matters Agreement

We will enter into an employee matters agreement with Pride to allocate responsibilities relating to our employees and their participation in certain benefit plans maintained by Pride or a subsidiary of Pride.

Our employees immediately following the spin-off will, as a general rule, continue to participate in employee benefit plans, which will provide substantially comparable benefits as those provided to those employees under Pride’s employee benefit plans before the spin-off. From the date of the spin-off until no later than December 31, 2009, Seahawk employees will be eligible to continue to participate in certain of the Pride health and welfare plans in which they participated prior to the spin-off. Seahawk employees who are hired or re-hired after the date of the spin-off will not be eligible to participate in Pride health and welfare plans, but are expected to be eligible to participate in comparable plans to be established by Seahawk. Pride will not be obligated to provide any retiree medical or paid time off benefits to Seahawk employees, though Seahawk will administer its own paid time off policy so that credit is given for Seahawk employees’ pre-spin-off service to Pride in 2009.

The employee matters agreement also will provide for the adjustments and replacement awards to be made with respect to Pride restricted stock units, restricted stock and stock options held by Seahawk employees, as described in “Management — Treatment of Stock-Based Awards.”

Conflicts of Interest and Related Person Transactions

Pursuant to our Code of Business Conduct and Ethical Practices, employees, officers and directors must not engage, or give the appearance of engaging, in any activity involving a conflict of interest, or a reasonably foreseeable conflict of interest, between their personal interests and our interests. The Code requires that any employee, officer or director who is uncertain whether a particular set of circumstances constitutes a conflict of interest seek appropriate, before-the-fact guidance from our Chief Compliance Officer.

Further, our Corporate Governance Guidelines provide that where an actual or potential conflict of interest involving a director develops, the director should report the matter immediately to the chairman of the Nominating and Corporate Governance Committee for evaluation. A significant and potentially ongoing conflict must be resolved or the director should resign. Also, if a director has a personal or business interest in a matter that is before the board of directors, the director must disclose the interest to the chairman of the board and, if appropriate, recuse himself from participation in the related deliberations and abstain from voting on the matter.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our common stock, preferred stock, certificate of incorporation and bylaws is a summary only and reflects our certificate of incorporation and bylaws that will be in effect at the time of the spin-off, the rights agreement we expect to enter into with [          ], as rights agent, and of the Delaware General Corporation Law. We have filed forms of our certificate of incorporation and bylaws and the rights agreement as exhibits to our registration statement on Form 10 of which this information statement is a part.

Immediately following the spin-off, our authorized capital stock will consist of (1) [          ] shares of common stock, par value $[     ] per share, and (2) [          ] shares of preferred stock, par value $[     ] per share. Immediately following the spin-off, [          ] shares of our common stock will be outstanding and there will be no outstanding shares of preferred stock.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. There are no cumulative voting rights, meaning that the holders of a majority of the shares voting for the election of directors can elect all of the directors standing for election.

Our common stock carries no preemptive or other subscription rights to purchase shares of our stock and is not convertible, redeemable or assessable or entitled to the benefits of any sinking fund. Holders of our common stock will be entitled to dividends in the amounts and at the times declared by our board of directors out of funds legally available for the payment of dividends.

If we are liquidated, dissolved or wound up, the holders of our common stock will share pro rata in our assets after satisfaction of all of our liabilities and the prior rights of any outstanding class of our preferred stock.

Preferred Stock

Our board of directors has the authority, without stockholder approval, to issue shares of preferred stock in one or more series and to fix the number of shares and terms of each series. The board may determine the designation and other terms of each series, including, among others:

•	dividend rights;

•	voting powers;

•	preemptive rights;

•	conversion rights;

•	redemption rights; and

•	liquidation preferences.

The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could reduce the relative voting power of holders of our common stock. It also could affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.

For purposes of the rights plan described below, our board of directors has designated [          ] shares of preferred stock to constitute the Series A Junior Participating Preferred Stock. For a description of the rights plan, please read “— Stockholder Rights Plan.”

Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws contain provisions that could delay or make more difficult the acquisition of control of us through a hostile tender offer, open market purchases, proxy contest, merger or other takeover attempt that a stockholder might consider to be in his or her best interest, including those attempts that might result in a premium over the market price of our common stock.

Authorized but Unissued Stock

We have [          ] authorized shares of common stock and [          ] authorized shares of preferred stock. One of the consequences of our authorized but unissued common stock and undesignated preferred stock may be to enable our board of directors to make more difficult or to discourage an attempt to obtain control of us. If, in the exercise of its fiduciary obligations, our board of directors determined that a takeover proposal was not in our best interest, the board could authorize the issuance of those shares without stockholder approval. The shares could be issued in one or more transactions that might prevent or make the completion of a proposed change of control transaction more difficult or costly by:

•	diluting the voting or other rights of the proposed acquiror or insurgent stockholder group;

•	creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board; or

•	effecting an acquisition that might complicate or preclude the takeover.

In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of the authorized and unissued preferred stock. Our board could establish one or more series of preferred stock that entitle holders to:

•	vote separately as a class on any proposed merger or consolidation;

•	cast a proportionately larger vote together with our common stock on any transaction or for all purposes;

•	elect directors having terms of office or voting rights greater than those of other directors;

•	convert preferred stock into a greater number of shares of our common stock or other securities;

•	demand redemption at a specified price under prescribed circumstances related to a change of control of our company; or

•	exercise other rights designed to impede a takeover.

Stockholder Action by Written Consent; Special Meetings of Stockholders

Our certificate of incorporation provides that no action that is required or permitted to be taken by our stockholders at any annual or special meeting may be taken by written consent of stockholders in lieu of a meeting, and that special meetings of stockholders may be called only by the board of directors, the chairman of the board or the president. These provisions of the certificate of incorporation may only be amended or repealed by a vote of 80% of the voting power of our outstanding common stock.

Amendment of the Bylaws

Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our certificate of incorporation and bylaws grant our board of directors the power to adopt, amend and repeal our bylaws with the affirmative vote of a majority of the directors then in office. Our stockholders may also adopt, amend or repeal our bylaws by a vote of a majority of the voting power of our outstanding voting stock.

Election and Removal of Directors

Directors may be removed only with cause (as defined in our certificate of incorporation) by a vote of at least 80% of the voting power of our outstanding voting stock. A vacancy on our board of directors may be filled by a vote of a majority of the directors in office, and a director appointed to fill a vacancy serves for the remainder of the term of the class of directors in which the vacancy occurred.

Upon completion of the spin-off, our directors will be divided into three classes serving staggered three-year terms, with only one class being elected each year by our stockholders. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. The number of directors on the board generally will be fixed exclusively by, and may be increased or decreased exclusively by, the board of directors. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Advance Notice Procedure for Director Nominations and Stockholder Proposals

Our bylaws provide the manner in which stockholders may give notice of business to be brought before an annual meeting. In order for an item to be properly brought before the meeting by a stockholder, the stockholder must be a holder of record at the time of the giving of notice and must be entitled to vote at the annual meeting. The item to be brought before the meeting must be a proper subject for stockholder action, and the stockholder must have given timely advance written notice of the item. For notice to be timely, it must be delivered to, or mailed and received at, our principal office not less than 90 days prior to the scheduled annual meeting date (regardless of any postponements of the annual meeting to a later date). If the date of the scheduled annual meeting differs by more than 30 days from the date of the previous year’s annual meeting, and if we give less than 100 days’ prior notice or public disclosure of the scheduled annual meeting date, then notice of an item to be brought before the annual meeting may be timely if it is delivered or received not later than the close of business on the 10th day following the earlier of notice to the stockholders or public disclosure of the scheduled annual meeting date.

The notice must set forth, as to each item to be brought before the annual meeting, a description of the proposal and the reasons for conducting such business at the annual meeting, the name and address, as they appear on our books, of the stockholder proposing the item and any other stockholders known by the stockholder to be in favor of the proposal, the number of shares of each class or series of capital stock beneficially owned by the stockholder as of the date of the notice (including derivatives, hedged positions and other economic and/or voting interests), and any interest of the stockholder in the proposal.

These procedures may limit the ability of stockholders to bring business before a stockholders meeting, including the nomination of directors and the consideration of any transaction that could result in a change in control and that may result in a premium to our stockholders.

Stockholder Rights Plan

We expect to adopt a preferred share purchase rights plan before completion of the spin-off. Under the plan, each share of our common stock will include one right to purchase preferred stock. The rights will separate from the common stock and become exercisable (1) ten days after public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% of our outstanding common stock or (2) ten business days following the start of a tender offer or exchange offer that would result in a person’s acquiring beneficial ownership of 15% of our outstanding common stock. A 15% beneficial owner is referred to as an “acquiring person” under the plan.

Our board of directors can elect to delay the separation of the rights from the common stock beyond the ten-day periods referred to above. The plan also will confer on our board the discretion to increase or decrease the level of ownership that causes a person to become an acquiring person. Until the rights are separately distributed, the rights will be evidenced by the common stock certificates and will be transferred with and only with the common stock certificates.

After the rights are separately distributed, each right will entitle the holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock for a purchase price of $[     ]. The rights will expire at the close of business on [          ], 2019, unless we redeem or exchange them earlier as described below.

If a person becomes an acquiring person, the rights will become rights to purchase shares of our common stock for one-half the current market price, as defined in the rights agreement, of the common stock. This occurrence is referred to as a “flip-in event” under the plan. After any flip-in event, all rights that are beneficially owned by an acquiring person, or by certain related parties, will be null and void. Our board of directors will have the power to decide that a particular tender or exchange offer for all outstanding shares of our common stock is fair to and otherwise in the best interests of our stockholders. If the board makes this determination, the purchase of shares under the offer will not be a flip-in event.

If, after there is an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our assets, earning power or cash flow are sold or transferred, each holder of a right will have the right to purchase shares of the common stock of the acquiring company at a price of one-half the current market price of that stock. This occurrence is referred to as a “flip-over event” under the plan. An acquiring person will not be entitled to exercise its rights, which will have become void.

Until ten days after the announcement that a person has become an acquiring person, our board of directors may decide to redeem the rights at a price of $.01 per right, payable in cash, shares of our common stock or other consideration. The rights will not be exercisable after a flip-in event until the rights are no longer redeemable.

At any time after a flip-in event and prior to either a person’s becoming the beneficial owner of 50% or more of the shares of our common stock or a flip-over event, our board of directors may decide to exchange the rights for shares of our common stock on a one-for-one basis. Rights owned by an acquiring person, which will have become void, will not be exchanged.

Other than provisions relating to the redemption price of the rights, the rights agreement may be amended by our board of directors at any time that the rights are redeemable. Thereafter, the provisions of the rights agreement other than the redemption price may be amended by the board of directors to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of rights (excluding the interests of any acquiring person), or to shorten or lengthen any time period under the rights agreement. No amendment to lengthen the time period for redemption may be made if the rights are not redeemable at that time.

The rights have certain anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us even if the acquisition may be favorable to the interests of our stockholders. Because the board of directors can redeem the rights or approve a tender or exchange offer, the rights should not interfere with a merger or other business combination approved by the board.

Limitation of Liability of Directors

Our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by Delaware law, for liability:

•	for any breach of the duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

•	for unlawful payment of a dividend or unlawful stock purchases or redemptions; and

•	for any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Delaware Anti-Takeover Law

We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares owned in employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be [          ].

Market Information

We have applied to list our shares of common stock on the NASDAQ Global Select Market under the symbol “HAWK.”

DESCRIPTION OF MATERIAL INDEBTEDNESS

Upon the closing of the spin-off, we expect to enter into a $[     ] [          ]-year credit facility, which will include a $[     ] million revolving line of credit for working capital purposes. We have not obtained a financing commitment for the credit facility. Amounts outstanding under the credit facility are expected to bear interest at [          ]. We expect to pay certain customary fees with respect to the credit facility.

We expect that the credit facility will contain customary affirmative and negative covenants that, among other things, limit or restrict (i) subsidiary indebtedness, liens and fundamental changes to be determined, (ii) sale and leasebacks, (iii) asset sales, (iv) margin stock, (v) specified acquisitions, (vi) restrictive agreements, (vii) transactions with affiliates and (viii) investments and other restricted payments, including dividends and other distributions.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145. We expect to maintain policies insuring our and our subsidiaries’ officers and directors against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act.

Article Seventh of our certificate of incorporation eliminates the personal liability of each of our directors to us and our stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision does not eliminate or limit the liability of a director (i) for any breach of such director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Title 8, Section 174 of the Delaware General Corporation Law, as the same exists or as such provision may hereafter be amended, supplemented or replaced, or (iv) for any transactions from which such director derived an improper personal benefit.

Our bylaws provide that we will indemnify and hold harmless, to the fullest extent permitted by applicable law in effect as of the date of the adoption of the bylaws and to such greater extent as applicable law may thereafter permit, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, arbitration, alternative dispute resolution mechanism, investigation, administrative hearing or any other proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he, or a person for whom he is the legal representative, is or was a director, officer, employee, agent or fiduciary of (i) Seahawk, (ii) any predecessor of Seahawk, (iii) any subsidiary of Seahawk or (vii) any other corporation, partnership, limited liability company, association, joint venture, trust, employee benefit plan or other enterprise which the person is or was serving at our request (“corporate status”) against any and all losses, liabilities, costs, claims, damages and expenses actually and reasonably incurred by him or on his behalf by reason of his corporate status.

Our bylaws further provide that we will pay the expenses reasonably incurred in defending any proceeding in advance of its final disposition; provided, however, that the payment of expenses will be made only upon receipt of (i) a written undertaking executed by or on behalf of the person to be indemnified to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified by us and (ii) satisfactory evidence as to the amount of such expenses.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock that Pride stockholders will receive in the spin-off. This information statement is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to our company and the spin-off, reference is made to the registration statement and the exhibits to the registration statement. Statements contained in this information statement as to the contents of any contract or document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by reference to the applicable document.

After the spin-off, we will file annual, quarterly and special reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing combined financial statements audited by an independent registered public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet on the SEC’s web site at http://www.sec.gov. You may read and copy any filed document at the SEC’s public reference rooms in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

We maintain an Internet site at http://www.[          ].com. Our web site and the information contained on that site, or connected to that site, are not incorporated into this information statement or the registration statement on Form 10.

We intend to furnish holders of our common stock with annual reports containing financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Pride International, Inc. and
Stockholder of Pride SpinCo, Inc.:

We have audited the accompanying balance sheet of Pride SpinCo, Inc. (a wholly-owned subsidiary of Pride International, Inc.) as of December 31, 2008. This financial statement is the responsibility of Pride SpinCo, Inc.’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Pride SpinCo, Inc. as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Houston, Texas
April 9, 2009

PRIDE SPINCO, INC.

BALANCE SHEET
At December 31, 2008
(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$—

Total assets	$—

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accrued liabilities — related parties	$4,506

Total current liabilities	4,506
Stockholder’s equity (deficit):
Common stock; $.01 par value, 1000 shares authorized and issued	—
Retained deficit	(4,506)

Total stockholder’s equity (deficit)	(4,506)

Total liabilities and stockholder’s equity	$—

The accompanying notes are an integral part of the financial statement.

PRIDE SPINCO, INC.

NOTES TO BALANCE SHEET

NOTE 1.	NATURE OF BUSINESS

Pride SpinCo, Inc. (“Spinco”) is a Delaware corporation and a wholly-owned subsidiary of Pride International, Inc. (“Pride”) that was incorporated and nominally capitalized with an initial capital contribution of $10 on December 15, 2008 to operate and control the business and affairs of Pride’s 20 mat-supported jackup rig fleet. Pride will distribute all of the shares of Spinco common stock owned by Pride, which will be 100% of our common stock outstanding immediately prior to the spin-off. Before the effective date of this registration statement, Spinco will change its name to Seahawk Drilling, Inc. At the time of the spin-off, each share of our common stock will have attached to it one preferred stock purchase right. The number of shares of Spinco common stock to be issued to Pride common stock holders will be based upon an exchange ratio to be determined at the date of distribution. After the spin-off is complete, we will be independent from Pride.

Spinco has not conducted any operations. All activities to date relate to the information statement and all costs have been incurred by Pride, which will be repaid by Spinco after the spin-off. In connection with the consummation of the spin-off, Pride expects to allocate to Spinco all of its one-time, non-recurring pre-tax separation costs, of which $4.5 million has been incurred by Pride and expensed by us as of December 31, 2008. These one-time costs are expected to consist of, among other things: financial, legal, tax, accounting and other advisory fees; non-income tax costs and regulatory fees incurred as part of the separation of our business from Pride’s other businesses; costs for building and/or reconfiguring the required information systems to run the stand-alone companies; other various costs for branding the new company, stock exchange listing fees, investor and other stakeholder communications, printing costs, fees of the distribution agent, and employee recruiting fees and incentive compensation, among other things. After the spin-off, to the extent additional one-time costs are incurred by us in connection with the separation, they will be the direct responsibility of Spinco.

NOTE 2.	SEPARATION FROM PRIDE

Before our separation from Pride, we will enter into a master separation agreement and several other agreements with Pride to effect the separation and distribution of our common stock to Pride stockholders and provide a framework for our relationships with Pride. These agreements will govern the relationships between Spinco and Pride subsequent to the completion of the spin-off and provide for the allocation between Spinco and Pride of Pride’s assets, liabilities and obligations attributable to periods prior to the spin-off. We cannot assure that these agreements will be on terms as favorable to us as agreements with unaffiliated third parties.

Master separation agreement

The master separation agreement between us and Pride will govern the contribution of Pride’s mat-supported jackup rig business to us, the subsequent distribution of our shares to Pride stockholders and other matters related to Pride’s relationship with us. Under the master separation agreement, we will generally release Pride and its affiliates, agents, successors and assigns, and Pride will generally release us and our affiliates, agents, successors and assigns, from any liabilities between us or our subsidiaries on the one hand, and Pride or its subsidiaries on the other hand, arising from acts or events occurring on or before the spin-off, including acts or events occurring in connection with the contribution, separation or distribution. The master separation agreement includes provisions that restrict us from competing with Pride in specified business activities. These provisions restrict us from engaging in any offshore contract drilling, workover, production or similar services for oil and gas wells, except for such services using mat-supported or independent leg jackup

PRIDE SPINCO, INC.

NOTES TO BALANCE SHEET — (Continued)

rigs (but not semisubmersible rigs or drillships), subject to certain exceptions. These provisions remain in effect until the third anniversary of the consummation of the spin-off.

Tax sharing agreement

Under the tax sharing agreement, for tax periods (or portions thereof):

•	ending prior to January 1, 2009, we will be responsible for paying all U.S. federal, state, local and foreign income taxes that are attributable to Pride’s operations in the Gulf of Mexico (other than income taxes associated with certain deepwater drilling services contracts), and Pride will be responsible for paying all U.S. federal, state, local and foreign income taxes that are attributable to Pride’s other businesses;

•	beginning on or after January 1, 2009 and ending on or prior to the date of the spin-off, we will be responsible for paying all U.S. federal, state, local and foreign income taxes that are attributable to the mat-supported jackup rig business, and Pride will be responsible for paying all U.S. federal, state, local and foreign income taxes that are attributable to Pride’s businesses other than the mat-supported jackup rig business; and

•	beginning after the date of the spin-off, we will be responsible for paying all U.S. federal, state, local and foreign income taxes that are attributable to us and our subsidiaries, and we will have no obligation to reimburse Pride for the use of any tax benefit that is attributable to the mat-supported jackup rig business that was created before the spin-off, regardless of whether such benefit arose with respect to taxes reported on a consolidated, combined or unitary basis.

Transition services agreement

We will enter into a transition services agreement with Pride. Under the agreement, Pride will provide us with specified support services during a transitional period of up to two years following the spin-off. Pride may provide specified accounting, human resources, information technology and systems, purchasing and logistics, office and yard space (in Mexico and in Houston and Rosharon, Texas) and risk management services in exchange for agreed fees. We may generally terminate the service on 30 days advance notice, subject to payment of any increased or stranded costs associated with early termination.

The Pride Tennessee and Pride Wisconsin are two independent-leg jackup rigs that will remain assets of Pride. The current customer contracts applicable to these rigs will remain with the Seahawk subsidiary that is party to such contracts. Pursuant to an agreement we will enter into with Pride, all obligations, benefits and risks of these customer contracts will be passed through to Pride until their completion, which we expect to occur in August 2009 for both rigs.

Only in limited circumstances will Pride be liable to us with respect to the provision of services under the transition services agreement.

NOTE 3.	SIGNIFICANT ACCOUNTING POLICIES

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRIDE SPINCO, INC.

NOTES TO BALANCE SHEET — (Continued)

Cash and Cash Equivalents

We consider all highly liquid debt instruments having maturities of three months or less at the date of purchase to be cash equivalents.

Income Taxes

The provision for income taxes has been computed as if Spinco were a stand-alone entity and filed separate tax returns. We recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the asset is recovered or the liability is settled. A valuation allowance for deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

At December 31, 2008, we had a deferred tax asset of $1.6 million related to the separation costs that have been accrued by Spinco that for income tax purposes may be amortized when and if we begin an active trade or business. We have recognized a full valuation allowance for the entire amount of the deferred tax asset due to the uncertainty that we will realize a tax benefit from future amortization of these costs. Our ability to realize the benefit of our deferred tax asset requires that we achieve certain future earnings from an active trade or business such that we have sufficient taxable income to realize the tax benefit from the amortization of these accrued separation costs.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Pride International, Inc.:

We have audited the accompanying combined balance sheets of the Gulf of Mexico Business of Pride International, Inc. (the Business) as of December 31, 2008 and 2007, and the related combined statements of operations, net parent funding, and cash flows for each of the years in the three-year period ended December 31, 2008. These combined financial statements are the responsibility of the Business’ management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 1 to the combined financial statements, the accompanying combined financial statements have been prepared from the separate records maintained by the Business and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Business had been operated as an unaffiliated entity. As discussed in note 5 to the combined financial statements, in 2007 the Business adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Gulf of Mexico Business of Pride International, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Houston, Texas
April 9, 2009

GULF OF MEXICO BUSINESS OF PRIDE INTERNATIONAL, INC.

Combined Balance Sheets

	December 31,
	2008	2007
	(In millions)

ASSETS
Current assets:
Cash and cash equivalents	$41.1	$24.6
Trade receivables, net	82.8	117.6
Deferred income taxes	1.0	1.2
Prepaid expenses and other current assets	62.4	29.1

Total current assets	187.3	172.5
Property and equipment, net	612.0	711.5
Goodwill	1.2	1.5
Other assets	4.4	7.6

Total assets	$804.9	$893.1

LIABILITIES AND NET PARENT FUNDING
Current liabilities:
Accounts payable	$15.8	$21.1
Accrued expenses and other current liabilities	84.6	60.8
Income taxes payable	2.5	10.0

Total current liabilities	102.9	91.9
Other long-term liabilities	3.6	6.9
Deferred income taxes	144.4	149.8

Total liabilities	250.9	248.6
Net parent funding	554.0	644.5

Total liabilities and net parent funding	$804.9	$893.1

The accompanying notes are an integral part of the combined financial statements.

GULF OF MEXICO BUSINESS OF PRIDE INTERNATIONAL, INC.

Combined Statements of Operations

	Year Ended December 31,
	2008	2007	2006
	(In millions)

Revenues	$681.3	$707.2	$639.5
Costs and expenses:
Operating costs, excluding depreciation and amortization	340.4	349.9	299.3
Depreciation and amortization	62.5	62.8	54.7
General and administrative, excluding depreciation and amortization	36.7	25.7	17.7
(Gain) loss on sales of assets, net	0.1	(0.4)	(0.4)

Earnings from operations	241.6	269.2	268.2
Other income (expense), net	(2.6)	(0.8)	(1.6)

Income before income taxes	239.0	268.4	266.6
Income taxes	(83.7)	(94.9)	(95.7)

Income from continuing operations, net of tax	155.3	173.5	170.9
Income (loss) from discontinued operations, net of tax	22.3	2.1	(1.8)

Net income	$177.6	$175.6	$169.1

The accompanying notes are an integral part of the combined financial statements.

GULF OF MEXICO BUSINESS OF PRIDE INTERNATIONAL, INC.

Combined Statements of Net Parent Funding

Net Parent
Funding
(In millions)

Net parent funding — December 31, 2005	$560.2
Net income	169.1
Net change in parent funding	(149.6)

Net parent funding — December 31, 2006	579.7
Net income	175.6
Net change in parent funding	(110.8)

Net parent funding — December 31, 2007	644.5
Net income	177.6
Net change in parent funding	(268.1)

Net parent funding — December 31, 2008	$554.0

The accompanying notes are an integral part of the combined financial statements.

GULF OF MEXICO BUSINESS OF PRIDE INTERNATIONAL, INC.

Combined Statements of Cash Flows

	Year Ended December 31,
	2008	2007	2006
	(In millions)

Cash flows from operating activities:
Net income	$177.6	$175.6	$169.1
Adjustments to reconcile net income to net cash from continuing operations:
(Income) loss from discontinued operations	(22.3)	(2.1)	1.8
Depreciation and amortization	62.5	62.8	54.7
(Gain) loss on sale of assets	0.1	(0.4)	(0.4)
Deferred income taxes	4.0	4.1	33.2
Changes in assets and liabilities:
Trade receivables	34.8	(0.9)	8.0
Prepaid expenses and other current assets	9.1	(2.4)	(6.9)
Accounts payable	7.8	(11.4)	11.8
Accrued expenses	(10.8)	12.6	(9.1)
Income taxes payable	(7.4)	7.4	2.4
Other liabilities	(0.2)	(0.5)	2.0
Deferred gain on asset retirement	(7.4)	—	—
Increase (decrease) in deferred revenues	(16.7)	3.1	11.7
(Increase) decrease in deferred expenses	8.8	(4.2)	(9.1)

Net cash from (used in) operating activities — continuing operations	239.9	243.7	269.2
Net cash from (used in) operating activities — discontinued operations	(9.3)	8.0	9.1

Net cash flows from operating activities	230.6	251.7	278.3

Cash flows from investing activities:
Purchases of property and equipment	(34.7)	(161.1)	(124.3)
Proceeds from dispositions of property and equipment	0.2	0.9	1.0
Proceeds from hurricane insurance	25.0	—	—

Net cash from (used in) investing activities — continuing operations	(9.5)	(160.2)	(123.3)
Net cash from (used in) investing activities — discontinued operations	63.5	(0.8)	(2.5)

Net cash flows from (used in) investing activities	54.0	(161.0)	(125.8)

Cash flows from financing activities:
Net change in parent funding	(213.9)	(61.1)	(145.9)

Net cash used in financing activities — continuing operations	(213.9)	(61.1)	(145.9)
Net cash used in financing activities — discontinued operations	(54.2)	(7.2)	(6.6)

Net cash flows used in financing activities	(268.1)	(68.3)	(152.5)

Increase (decrease) in cash and cash equivalents	16.5	22.4	—
Cash and cash equivalents, beginning of year	24.6	2.2	2.2

Cash and cash equivalents, end of year	$41.1	$24.6	$2.2

The accompanying notes are an integral part of the combined financial statements.

GULF OF MEXICO BUSINESS OF PRIDE INTERNATIONAL, INC.

Notes to Combined Financial Statements

NOTE 1.	NATURE OF BUSINESS AND PRINCIPLES OF COMBINATION

The Gulf of Mexico Business (“we” or “GOM”) of Pride International, Inc. (“Pride”) provides drilling services in the U.S. Gulf of Mexico and offshore Mexico. The accompanying financial statements have been prepared in anticipation for a potential transaction to separate GOM from Pride.

Historically, financial statements have not been prepared for GOM, as it was not operated as a separate business. These financial statements reflect the combined financial position and the related results of operations, cash flows, and net parent funding in a manner consistent with how Pride managed the business and as though GOM had been a stand-alone company for all periods presented. As a result, the financial statements include all offshore rigs operating in the Gulf of Mexico (including the operations of two semisubmersible rigs that are no longer part of the GOM), platform rig operations that were sold in May 2008, and rig management services provided for three deepwater drilling rigs owned by a third party, which were managed by us until April 2008 but will be retained by Pride. The platform rig operations have been classified as discontinued operations in the combined statements of operations for all periods presented (see note 3). The combined financial statements include the accounts of GOM and have been prepared in accordance with accounting principles generally accepted in the United States of America. These financial statements have been prepared using Pride’s historical basis in the assets and liabilities of GOM and the historical results of operations relating to GOM. All significant intercompany transactions and balances within GOM have been eliminated in preparing the combined accounts. The combined financial statements of GOM have been prepared from the separate records maintained by Pride and may not necessarily be indicative of the conditions that would have existed or the results of operations if GOM had operated as a stand-alone entity.

Because GOM has operated within Pride’s corporate cash management program for all periods, funding requirements and related transactions between GOM, on one hand, and Pride and its other affiliates, on the other hand, have been summarized and reflected on the balance sheet as net parent funding without regard to whether the funding represents a receivable, liability or equity. Transactions between GOM and Pride and its affiliates which are not included in GOM, have been identified as related party transactions. It is possible that the terms of the transactions with other divisions of Pride are not the same as those that would result from transactions among unrelated parties. Additionally, the combined financial statements for GOM include allocations of costs for certain support functions (see note 6). In the opinion of Pride’s management, all adjustments have been reflected that are necessary for a fair presentation of the combined financial statements.

In May 2008, Pride completed the sale of our platform rig operations. The results of operations, for all periods presented, of the assets disposed of in this transaction have been reclassified to income from discontinued operations. Except where noted, the discussions in the following notes relate to our continuing operations only (see note 3).

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Conditions Affecting Ongoing Operations

Our current business and operations are substantially dependent upon conditions in the oil and natural gas industry and, specifically, the exploration and production expenditures of oil and natural gas companies. The demand for contract drilling and related services is influenced by, among other things, oil and natural gas

GULF OF MEXICO BUSINESS OF PRIDE INTERNATIONAL, INC.

Notes to Combined Financial Statements — (Continued)

prices, expectations about future prices, the cost of producing and delivering oil and natural gas, government regulations and local and international political and economic conditions. There can be no assurance that current levels of exploration and production expenditures of oil and natural gas companies will be maintained or that demand for our services will reflect the level of such activities.

Fair Value Accounting

On January 1, 2008, we adopted, without any impact on our combined financial statements, the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurement. In February 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) No. 157-2, Effective Date of FASB Statement No. 157, which delays the effective date for non-financial assets and non-financial liabilities to fiscal years beginning after November 15, 2008, except for items that are measured at fair value in the financial statements on a recurring basis at least annually. Beginning January 1, 2009, we will adopt the provisions for nonfinancial assets and nonfinancial liabilities that are not required or permitted to be measured at fair value on a recurring basis. We do not expect the provisions of SFAS No. 157 related to these items to have a material effect on our combined financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning on or after January 1, 2008. The adoption of the provisions of SFAS No. 159 did not have a material impact on our combined financial statements.

Dollar Amounts

All dollar amounts (except per share amounts) presented in the tabulations within the notes to our combined financial statements are stated in millions of dollars, unless otherwise indicated.

Revenue Recognition

We recognize revenue as services are performed based upon contracted dayrates and the number of operating days during the period. We record all taxes imposed directly on revenue-producing transactions on a net basis. Mobilization fees received and costs incurred in connection with a customer contract to mobilize a rig from one geographic area to another are deferred and recognized on a straight-line basis over the term of such contract, excluding any option periods. Costs incurred to mobilize a rig without a contract are expensed as incurred. Fees received for capital improvements to rigs are deferred and recognized on a straight-line basis over the period of the related drilling contract. The costs of such capital improvements are capitalized and depreciated over the useful lives of the assets.

Cash and Cash Equivalents

We consider all highly liquid debt instruments having maturities of three months or less at the date of purchase to be cash equivalents.

Property and Equipment

Property and equipment are carried at original cost or adjusted net realizable value, as applicable. Major renewals and improvements are capitalized and depreciated over the respective asset’s remaining useful life. Maintenance and repair costs are charged to expense as incurred. When assets are sold or retired, the

GULF OF MEXICO BUSINESS OF PRIDE INTERNATIONAL, INC.

Notes to Combined Financial Statements — (Continued)

remaining costs and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in results of operations.

For financial reporting purposes, depreciation of property and equipment is provided using the straight-line method based upon expected useful lives of each class of assets. Expected original useful lives of the assets for financial reporting purposes are as follows:

Years

Rigs and rig equipment	5-25
Transportation equipment	3-7
Buildings and improvements	10-20
Furniture and fixtures	5

We evaluate our estimates of remaining useful lives and salvage value for our rigs when changes in market or economic conditions occur that may impact our estimates of the carrying value of these assets. During 2007, we completed a technical evaluation of our offshore fleet. As a result of this evaluation, remaining useful lives and estimated salvage values were adjusted on certain rigs in the fleet. These changes were primarily a result of changing market conditions, the significant capital investment in certain rigs and revisions to, and standardization of, maintenance practices. As a result of our evaluation, we increased our estimates of the remaining lives of certain jackup rigs in our fleet between four and eight years and updated our estimated salvage value for all of our offshore drilling rig fleet to 10% of the historical cost of the rigs. The effect of these changes in estimates was a reduction to depreciation expense of approximately $11.7 million for 2007. In the first quarter of 2008, we extended the remaining useful life of one rig, which reduced depreciation expense by $0.5 million. The remaining useful lives of our rigs at December 31, 2008 ranged from 1.5 to 14.0 years.

We assess the recoverability of the carrying amount of property and equipment if certain events or changes occur, such as significant decrease in market value of the assets or a significant change in the business conditions in a particular market. In 2008 and 2007, we recognized no impairment charges. In 2006, we recognized an impairment charge of $0.5 million related to the decision to scrap two platform rigs, which has been reclassified to discontinued operations.

Goodwill

Goodwill is not amortized. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we perform an annual impairment test of goodwill as of December 31, or more frequently if circumstances indicate that impairment may exist. Impairment assessments are performed using a variety of methodologies, including cash flows analysis and estimates of market value. There were no impairments in 2008, 2007 or 2006.

Rig Certifications

We are required to obtain certifications from various regulatory bodies in order to operate our offshore drilling rigs and must maintain such certifications through periodic inspections and surveys. The costs associated with obtaining and maintaining such certifications, including inspections and surveys, and drydock costs to the rigs are deferred and amortized over the corresponding certification periods.

We expended $0.9 million, $1.8 million and $6.8 million during 2008, 2007 and 2006, respectively, in obtaining and maintaining such certifications. As of December 31, 2008 and 2007, the deferred and unamortized portion of such costs on our balance sheet was $6.4 million and $7.7 million, respectively. The portion of the costs that are expected to be amortized in the 12 month periods following each balance sheet date are included in other current assets on the balance sheet and the costs expected to be amortized after more than 12 months from each balance sheet date are included in other assets. The costs are amortized on a

GULF OF MEXICO BUSINESS OF PRIDE INTERNATIONAL, INC.

Notes to Combined Financial Statements — (Continued)

straight-line basis over the period of validity of the certifications obtained. These certifications are typically for five years, but in some cases are for shorter periods. Accordingly, these deferred costs are generally amortized over a five year period.

Income Taxes

The provision for income taxes has been computed as if GOM were a stand-alone entity and filed separate tax returns. The provision for income taxes was impacted by Pride’s tax structure and strategies, which were designed to optimize an overall tax position and not that of GOM. To the extent we provide any U.S. tax expense or benefit, any related tax payable or receivable to Pride is reclassified to net parent funding in the same period.

We recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the asset is recovered or the liability is settled. A valuation allowance for deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Foreign Currency Translation

We have designated the U.S. dollar as the functional currency for our international operations because we contract with customers, purchase equipment and finance capital using or indexed to the U.S. dollar. In accordance with SFAS No. 52, Foreign Currency Translation, when the U.S. dollar is designated as the functional currency, certain assets and liabilities of international operations are translated at historical exchange rates, revenues and expenses in these countries are translated at the average rate of exchange for the period, and all translation gains or losses are reflected in the period’s results of operations.

Major Customers and Concentration of Credit Risk

Our customers consist of various independent oil and natural gas producers, drilling service providers and the national oil company in Mexico. The capital expenditures of our customers are generally dependent on their views of future oil and gas prices and successful offshore drilling activity. We perform ongoing credit evaluations of our customers and provide allowances for probable credit losses when necessary. In Mexico, Pemex Exploración y Producción (“PEMEX”) is our only customer. PEMEX accounted for 64%, 56% and 32% of our total revenue for the years ended December 31, 2008, 2007 and 2006, respectively.

Stock-Based Compensation

We recognize compensation expense for awards of Pride’s equity instruments granted to GOM employees based on the grant date fair value of those awards. We recognize these compensation costs net of an estimated forfeiture rate, and recognize compensation cots for only those shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the vesting term. SFAS No. 123(R), Share-Based Payment, also requires that companies measure the cost of liability-classified awards based on current fair value. The fair value of these awards will be remeasured at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period.

Pending Accounting Pronouncements

In December 2007, the FASB issued the revised SFAS No. 141(R), Business Combinations. Under SFAS No. 141(R), all business combinations will be accounted for by applying the acquisition method and an

GULF OF MEXICO BUSINESS OF PRIDE INTERNATIONAL, INC.

Notes to Combined Financial Statements — (Continued)

acquirer is required to be identified for each business combination. SFAS No. 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. SFAS No. 141(R) also requires transaction costs and restructuring charges to be expensed. Effective January 1, 2009, we will begin applying this statement to any business combination completed by us.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, which is an amendment of Accounting Research Bulletin No. 51. SFAS No. 160 requires all entities to report minority interests in subsidiaries as equity in the consolidated financial statements and requires that transactions between entities and non-controlling interests be treated as equity. SFAS No. 160 requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the company in the consolidated financial statements within the equity section but separate from the company’s equity. This statement is effective for the fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We adopted SFAS No. 160 on January 1, 2009, but its adoption did not have any effect on our results of operations and financial position.

NOTE 3.	DISCONTINUED OPERATIONS

We report discontinued operations in accordance with the guidance of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. For the disposition of any asset group accounted for as discontinued operations under SFAS No. 144, we have reclassified the results of operations as discontinued operations for all periods presented. Such reclassifications had no effect on our net income or net parent funding.

Sale of Platform Rig Operations.  In May 2008, Pride completed the sale of our platform rigs for $66 million in cash. In connection with the sale, we entered into lease agreements with the buyer to operate two platform rigs until their current contracts are completed, which is expected to occur in the second quarter of 2009. The leases require us to pay to the buyer all revenues from the operation of the rigs, less operating costs and a small per day management fee, which we retain. In the second quarter of 2008, we recorded a gain on the sale of the assets of $18.0 million, excluding a deferred gain of approximately $10.9 million for the two rigs that we will operate until the completion of their current drilling contracts. At December 31, 2008, the remaining balance of the unamortized deferred gain was $4.9 million. The following table presents selected information regarding the results of these operations:

	Year Ended December 31,
	2008	2007	2006

Revenues	$54.7	$70.5	$60.6

Income (loss) before taxes	8.6	3.2	(2.8)
Income (tax) benefit	(2.7)	(1.1)	1.0
Gain on disposal of assets, net of tax	16.4	—	—

Income (loss) from discontinued operations	$22.3	$2.1	$(1.8)

GULF OF MEXICO BUSINESS OF PRIDE INTERNATIONAL, INC.

Notes to Combined Financial Statements — (Continued)

NOTE 4.	PROPERTY AND EQUIPMENT

Property and equipment at December 31 consisted of the following:

	2008	2007

Rigs and rig equipment	$1,080.2	$1,128.8
Transportation equipment	1.5	2.1
Buildings	0.2	6.5
Construction-in-progress	7.4	77.1
Land	—	0.8
Other	0.9	2.4

Property and equipment, cost	1,090.2	1,217.7
Accumulated depreciation and amortization	(478.2)	(506.2)

Property and equipment, net	$612.0	$711.5

Depreciation and amortization expense of property and equipment for 2008, 2007 and 2006 was $62.5 million, $62.8 million and $54.7 million, respectively.

During 2008, 2007 and 2006, maintenance and repair costs included in operating costs on the accompanying combined statements of operations were $54.3 million, $50.9 million and $39.0 million, respectively.

Pride capitalizes interest applicable to the construction of significant additions to property and equipment. For 2008, 2007 and 2006, Pride recorded capitalized interest of none, $1.8 million and $1.6 million, respectively, which has been recorded by GOM as part of net parent funding since no interest expense has been carved-out to GOM.

Rig transfer

In 2007, Pride transferred the operation of the Pride Mexico semisubmersible rig, which had a net book value of $42.5 million, from GOM to another Pride affiliate. The transfer was recorded at the historical net book value of the rig.

NOTE 5.	INCOME TAXES

The income tax provision from continuing operations has been computed on a separate return basis. To the extent we provide any U.S. tax expense or benefit, any related tax payable or receivable to Pride is reclassified to net parent funding in the same period.

The components of the income tax provision are comprised of the following for the years ended December 31:

	2008	2007	2006

U.S.:
Current	$42.3	$62.4	$53.5
Deferred	4.0	4.1	33.2

Total U.S.	46.3	66.5	86.7
Foreign:
Current	37.4	28.4	9.0

Income taxes	$83.7	$94.9	$95.7

GULF OF MEXICO BUSINESS OF PRIDE INTERNATIONAL, INC.

Notes to Combined Financial Statements — (Continued)

A reconciliation of the differences between our income taxes computed at the U.S. statutory rate and our income taxes from continuing operations as reported in our combined statements of operations is summarized as follows for the years ended December 31:

	2008		2007		2006
	Amount	Rate (%)	Amount	Rate (%)	Amount	Rate (%)

U.S. statutory rate	$83.7	35.0	$93.9	35.0	$93.3	35.0
Taxes on foreign earnings at greater than the U.S. statutory rate	—	—	0.5	0.2	0.8	0.3
Change in unrecognized tax benefits	0.3	0.1	(0.1)	(0.0)	1.2	0.4
Other	(0.3)	(0.1)	0.6	0.2	0.4	0.2

Income taxes	$83.7	35.0	$94.9	35.4	$95.7	35.9

The domestic and foreign components of income from continuing operations before income taxes were as follows for the years ended December 31:

	2008	2007	2006

U.S.	$238.1	$268.5	$266.0
Foreign	0.9	(0.1)	0.6

Income from continuing operations before income taxes	$239.0	$268.4	$266.6

The tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets were as follows at December 31:

	2008	2007

Deferred tax assets:
Operating loss carryforwards	$22.7	$28.9
Other	4.6	4.2

Subtotal	27.3	33.1
Valuation allowance	(22.7)	(28.9)

Total	4.6	4.2

Deferred tax liabilities:
Depreciation	146.5	151.4
Other	1.5	1.4

Total	148.0	152.8

Net deferred tax liability	$143.4	$148.6

As of December 31, 2008, we had deferred tax assets of $22.7 million relating to $81.2 million of foreign net operating loss (“NOL”) carryforwards. The NOL carryforwards can be used to reduce our foreign income taxes payable in future years. The NOL carryforwards could expire starting in 2012 through 2017. We have recognized a full valuation allowance on all of these foreign NOL carryforwards due to the uncertainty of realizing the tax benefit. A valuation allowance for deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Our ability to realize the benefit of our deferred tax assets requires that we achieve certain future earnings prior to the expiration of the carryforwards. We could be required to record an additional valuation allowance against certain or all of our remaining deferred tax assets if market conditions deteriorate or future earnings are below current estimates.

GULF OF MEXICO BUSINESS OF PRIDE INTERNATIONAL, INC.

Notes to Combined Financial Statements — (Continued)

Uncertain Tax Positions

We have adopted and account for uncertainty in income taxes under the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). Under this interpretation, if we determine that a position is more likely than not of being sustained upon audit, based solely on the technical merits of the position, we recognize the benefit. We measure the benefit by determining the amount that is greater than 50 percent likely of being realized upon settlement. We presume that all tax positions will be examined by a taxing authority with full knowledge of all relevant information. We regularly monitor our tax positions and FIN 48 tax liabilities. We reevaluate the technical merits of our tax positions and recognize an uncertain tax benefit, or derecognize a previously recorded tax benefit, when (i) there is a completion of a tax audit, (ii) there is a change in applicable tax law including a tax case or legislative guidance, or (iii) there is an expiration of the statute of limitations. Significant judgment is required in accounting for tax reserves. Although we believe that we have adequately provided for liabilities resulting from tax assessments by taxing authorities, positions taken by tax authorities could have a material impact on our effective tax rate in future periods.

As of December 31, 2008, we have approximately $3.6 million of unrecognized tax benefits that, if recognized, would affect the effective tax rate.

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2008, we have approximately $3.3 million of accrued interest and penalties related to uncertain tax positions on the consolidated balance sheet. During 2008, we recorded interest and penalties of $0.3 million through the combined statement of operations.

For Mexico, tax years 2003 through 2008 remain open to examination by the major taxing jurisdictions. For the United States, tax years 2006 through 2008 remain open to examination.

The following table presents the reconciliation of the total amounts of unrecognized tax benefits from January 1, 2008 to December 31, 2008:

Beginning balance, January 1, 2008	$3.3
Increase related to prior period tax positions	0.3
Increase related to current period tax positions	—
Statute expirations	—
Settlements	—
Other	—

Ending balance, December 31, 2008	$3.6

From time to time, our periodic tax returns are subject to review and examination by various tax authorities within the jurisdictions in which we operate. We are currently contesting several tax assessments and may contest future assessments where we believe the assessments are in error. We cannot predict or provide assurance as to the ultimate outcome of existing or future tax assessments; however, we believe the ultimate resolution of outstanding tax assessments will not have a material adverse effect on our combined financial statements.

In 2006, we received tax assessments from the Mexican government related to the operations of certain of our entities for the tax years 2001 through 2003. These assessments contest our right to claim certain deductions in our tax returns for those years. We anticipate that the Mexican government will make additional assessments contesting similar deductions for other tax years. While we intend to contest these assessments vigorously, we cannot predict or provide assurance as to the ultimate outcome, which may take several years. However, we do not believe that the ultimate outcome of these assessments will have a material impact on our combined financial statements. Pursuant to local statutory requirements, Pride has provided bonds in the

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Notes to Combined Financial Statements — (Continued)

amount of approximately 555 million Mexican pesos, or approximately $40 million as of December 31, 2008, to contest these assessments (see note 12).

NOTE 6.	RELATED PARTY TRANSACTIONS

The following summarizes our related party transactions for years ended December 31:

	2008	2007	2006

Operating expenses:
Direct charges from Pride affiliates	$43.0	$35.3	$28.7
Allocated Pride Corporate expense	13.7	10.9	5.0
General and administrative expenses:
Allocated Pride Corporate expense	36.6	25.6	17.4

Pride carries out purchasing services for GOM relating to materials, supplies, maintenance and other items. There is no mark-up on these items, as the costs are included in the Pride Corporate allocations.

Relationship with Pride

GOM has an extensive and ongoing relationship with Pride and its affiliates. Pride provides operational support services to GOM. Pride also allocates costs for (i) engineering services, (ii) training and quality control services, (iii) purchasing and inventory management services, (iv) environmental, health and safety services, and (v) human resources management to GOM. In addition, Pride also allocates to GOM certain general and administrative costs including (i) accounting, treasury, internal audit, and other financial services, (ii) legal and related services, (iii) information systems networking and communication services, (iv) employee benefit services and (v) executive management and related services. The allocation of costs to GOM is based on a pro rata allocation of Pride’s worldwide costs to provide such services to GOM. These costs allocations are not necessarily indicative of the costs that GOM could obtain such services on a stand-alone basis.

Net Parent Funding

The net parent funding represents Pride’s combined ownership interest and investments in the operations managed by GOM. GOM does not have its own credit facility, and its cash balances are routinely swept to Pride as a part of Pride’s cash management program. GOM is dependent on Pride for funding for capital expenditures and working capital requirements. All transactions between Pride and GOM are shown as net parent funding in the combined financial statements. Changes in net parent funding consist primarily of earnings and expenses of operations, including costs allocations from the parent, advances from Pride to GOM to fund operations, transfers of assets between Pride and GOM, and net effect of cash transfers between Pride and GOM, including the sweeping of cash by Pride.

Pledged Assets

At December 31, 2007, substantially all of GOM’s rigs and accounts receivable were pledged as collateral to secure the obligations of the guarantors under Pride’s senior secured credit facility that was terminated in December 2008. Under Pride’s new unsecured credit facility, our assets are no longer pledged as collateral.

GULF OF MEXICO BUSINESS OF PRIDE INTERNATIONAL, INC.

Notes to Combined Financial Statements — (Continued)

NOTE 7.	LEASES

Operating leases

At December 31, 2008, we had entered into long-term noncancelable operating leases covering certain facilities. The total minimum amounts of rental commitments are as follows for the years ended December 31:

Amount

2009	1.2
2010	0.1
2011	—

$1.3

Rental expense for 2008, 2007 and 2006 was $16.6 million, $16.6 million and $18.7 million, respectively.

NOTE 8.	EMPLOYEE STOCK PLANS

Pride’s employee stock-based compensation plans provide for the granting or awarding of stock options, restricted stock, restricted stock units, stock appreciation rights, other stock-based awards and cash awards to directors, officers and other key employees of Pride, including employees of GOM. As of December 31, 2008, only one of Pride’s plans had shares available for future option grants or other awards to employees of GOM. Pride’s 2007 Long-Term Incentive Plan allows for up to eight million shares to be awarded to Pride’s employees, including employees of GOM. The maximum number of shares of common stock that may be issued with respect to awards other than options and stock appreciation rights is four million shares. As of December 31, 2008, no awards had been granted to employees of GOM under the 2007 plan.

Stock-based compensation expense related to stock options, restricted stock and the Pride Employee Stock Purchase Plan (“ESPP”) for GOM employees was allocated within our combined statement of operations as follows:

2008

Operating costs, excluding depreciation and amortization	$1.0
General and administrative, excluding depreciation and amortization	—

Stock-based compensation expense before income taxes	1.0
Income tax benefit	(0.4)

Total stock-based compensation expense after income taxes	$0.6

No Pride stock options were granted to any employee of GOM in 2008, 2007 and 2006.

GULF OF MEXICO BUSINESS OF PRIDE INTERNATIONAL, INC.

Notes to Combined Financial Statements — (Continued)

The following table summarizes our activity in stock option awards:

		Weighted	Weighted
		Average	Average
		Exercise	Remaining	Aggregate
	Number of	Price per	Contractual	Intrinsic
	Shares	Share	Term	Value
	(In thousands)		(In years)

Outstanding as of December 31, 2007	99	$17.49
Granted	—	—
Exercised	(73)	41.00
Forfeited	—	—
Cancellations/Transferred to other Pride affiliates	(23)	17.55

Outstanding as of December 31, 2008	3	17.98	5.0	$0.01

Exercisable as of December 31, 2008	3	17.98	5.0	$0.01

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between our closing stock price on the last trading day of the year and the exercise price, multiplied by the number of in-the-money stock options) that would have been received by the stock option holders had all the holders exercised their stock options on the last day of the year. This amount changes based on the fair market value of Pride’s common stock.

The exercise price of stock options is equal to the fair market value of Pride’s common stock on the option grant date. The stock options generally vest over periods ranging from two years to four years and have a contractual term of 10 years. Vested options may be exercised in whole or in part at any time prior to the expiration date of the grant. Awards of restricted stock and of restricted stock units consist of awards of Pride’s common stock, or awards denominated in Pride’s common stock, that are subject to restrictions on transferability. Such awards are subject to forfeiture if employment terminates in certain circumstances prior to the release of the restrictions and vest two to four years from the date of grant.

Other information pertaining to option activity was as follows:

	2008	2007	2006

Total fair value of stock options vested	$—	$0.1	$0.6
Total intrinsic value of stock options exercised	$1.7	$1.5	$10.4

Pride awarded restricted stock and restricted stock units (collectively, “restricted stock awards”) to certain key employees of GOM. Pride records unearned compensation as a reduction of its stockholders equity based on the closing price of Pride’s common stock on the date of grant. The unearned compensation is charged to GOM over the applicable vesting period. The following table summarizes the restricted stock awarded during the years ended December 31:

	2008	2007	2006

Number of restricted stock awards (in thousands)	78.8	77.5	54.1
Fair value of restricted stock awards at date of grant	$2.7	$2.4	$1.7

GULF OF MEXICO BUSINESS OF PRIDE INTERNATIONAL, INC.

Notes to Combined Financial Statements — (Continued)

The following table summarizes activity in nonvested restricted stock awards granted to GOM employees:

		Weighted
		Average
		Grant Date
	Number of	Fair Value
	Shares	per Share
	(In thousands)

Nonvested at December 31, 2007	89	$30.96
Granted	79	33.63
Vested	(23)	30.87
Forfeited/Transferred to other Pride affiliates	(65)	32.43

Nonvested at December 31, 2008	80	32.43

As of December 31, 2008, there was $2.6 million of unrecognized stock-based compensation expense related to nonvested restricted stock awards. That cost is expected to be recognized over a weighted average period of 2.2 years.

Pride’s ESPP permits eligible employees to purchase shares of its common stock at a price equal to 85% of the lower of the closing price of its common stock on the first or last trading day of the calendar year. A total of 0.2 million shares remained available for issuance under the ESPP as of December 31, 2008. Employees of GOM purchased approximately 8,500, 17,800 and 9,200 shares in 2008, 2007 and 2006, respectively.

The fair value of stock-based ESPP awards is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

2008

Dividend yield	0.0%
Expected volatility	35.1%
Risk-free interest rate	3.3%
Expected life	1.0 year
Weighted average grant-date fair value of stock option granted	$12.92

NOTE 9.	COMMITMENTS AND CONTINGENCIES

We are routinely involved in litigation, claims and disputes incidental to our business, which at times involves claims for significant monetary amounts, some of which would not be covered by insurance. In the opinion of management, none of the existing litigation will have a material adverse effect on our financial position, results of operations or cash flows. However, a substantial settlement payment or judgment in excess of the accruals recorded by us could have a material adverse effect on the financial position, results of operations or cash flows.

Pride’s FCPA Investigation

The Audit Committee of Pride’s Board of Directors, through independent outside counsel, has undertaken an investigation of potential violations of the U.S. Foreign Corrupt Practices Act (“FCPA”) in several of its international operations. With respect to the Mexico operations included in these combined financial statements, this investigation has found evidence suggesting that payments, which may violate the FCPA, were made to government officials in Mexico aggregating less than $150,000. The evidence to date regarding these payments suggests that payments were made beginning in 2002 through early 2006 (a) to one or more government officials in Mexico in connection with the clearing of a jackup rig and equipment through

GULF OF MEXICO BUSINESS OF PRIDE INTERNATIONAL, INC.

Notes to Combined Financial Statements — (Continued)

customs, the movement of personnel through immigration or the acceptance of a jackup rig under a drilling contract; and (b) with respect to the potentially improper entertainment of government officials in Mexico.

Pride has voluntarily disclosed information found in the investigation to the Department of Justice and the Securities and Exchange Commission, and is cooperating with these authorities as the investigation and FCPA compliance reviews in other countries continue and as they review the matter. If violations of the FCPA occurred, we could be liable for or subject to fines, civil and criminal penalties, equitable remedies, including profit disgorgement, and injunctive relief. Civil penalties under the antibribery provisions of the FCPA could range up to $10,000 per violation, with a criminal fine up to the greater of $2 million per violation or twice the gross pecuniary gain to us or twice the gross pecuniary loss to others, if larger. Civil penalties under the accounting provisions of the FCPA can range up to $500,000, and a company that knowingly commits a violation can be fined up to $25 million. In addition, both the SEC and the DOJ could assert that conduct extending over a period of time may constitute multiple violations for purposes of assessing the penalty amounts. Often, dispositions of these types of matters result in modifications to business practices and compliance programs and possibly a monitor being appointed to review future business and practices with the goal of ensuring compliance with the FCPA.

We could also face fines, sanctions, and other penalties from authorities in Mexico, including prohibition of our participating in or curtailment of business operations and the seizure of rigs or other assets. Our customer in Mexico could seek to impose penalties or take other actions adverse to our interests. We could also face other third-party claims by directors, officers, employees, affiliates, advisors, attorneys, agents, security or other interest holders or constituents of our company. In addition, disclosure of the subject matter of the investigation could adversely affect our reputation and our ability to obtain new business or retain existing business from our current clients and potential clients, to attract and retain employees, and to access the capital markets. No amounts have been accrued related to any potential fines, sanctions, claims or other penalties, which could be material individually or in the aggregate.

We cannot currently predict what, if any, actions may be taken by the DOJ, the SEC, any other applicable government or other authorities or our customers or other third parties or the effect the actions may have on our results of operations, financial condition or cash flows, on our combined financial statements or on our business.

Loss of Pride Wyoming

In September 2008, the Pride Wyoming, a 250-foot slot-type jackup rig operating in the U.S., was deemed a total loss for insurance purposes after it was severely damaged and sank as a result of Hurricane Ike. The rig had a net book value of approximately $14 million, and Pride has collected a total of $25 million for the insured value of the rig. We expect to incur costs of approximately $48.6 million for removal of the wreckage and salvage operations, not including any costs arising from damage to offshore structures owned by third parties. These costs for removal of the wreckage and salvage operations in excess of a $1 million retention are expected to be covered by Pride’s insurance. We will be responsible for payment of the $1 million retention, $2.5 million in premium payments for a removal of wreckage claim and for any costs not covered by Pride’s insurance.

The owners of two pipelines on which parts of the Pride Wyoming settled have requested that Pride pay for all costs, expenses and other losses associated with the damage, including loss of revenue. Each owner has claimed damages in excess of $40 million. Other pieces of the rig may have also caused damage to certain other offshore structures. In October 2008, Pride filed a complaint in U.S. Federal District Court pursuant to the Limitation of Liability Act, which has the potential to statutorily limit our exposure for claims arising out of third party damages caused by the loss of the Pride Wyoming. Pride will retain the right after the spin-off to control any claims, litigation or settlements arising out of the loss of the Pride Wyoming. Based on the information available to us at this time, we do not expect the outcome of this potential claim to have a

GULF OF MEXICO BUSINESS OF PRIDE INTERNATIONAL, INC.

Notes to Combined Financial Statements — (Continued)

material adverse effect on our financial position, results of operations or cash flows; however, there can be no assurance as to the ultimate outcome of this potential claim. Although we believe Pride has adequate insurance, we will be responsible for any deductibles or awards not covered by Pride’s insurance.

NOTE 10.	SEGMENT AND GEOGRAPHIC INFORMATION

As a part of Pride, GOM historically has not operated on a stand-alone basis. We provide offshore contract drilling services to oil and gas production and development companies in the Gulf of Mexico. We manage our operations based upon the geographic location of where the services are performed. We have two reportable segments: U.S. Gulf of Mexico and Mexico.

The accounting policies for our segments are the same as those described in Note 2. We evaluate the performance of our business units based on earnings from operations. Summarized financial information for GOM by segment is shown in the following table for the years ended December 31:

	U.S.	Mexico	Total

2008
Revenues	$248.5	$432.8	$681.3
Earnings from operations	54.3	187.3	241.6
Total assets	366.8	438.1	804.9
Capital expenditures	19.3	15.4	34.7
Depreciation and amortization	22.8	39.7	62.5
2007
Revenues	$307.4	$399.8	$707.2
Earnings from operations	84.5	184.7	269.2
Total assets	274.2	618.9	893.1
Capital expenditures	56.5	104.6	161.1
Depreciation and amortization	25.2	37.6	62.8
2006
Revenues	$436.3	$203.2	$639.5
Earnings from operations	220.5	47.7	268.2
Total assets	339.4	484.0	823.4
Capital expenditures	41.9	82.4	124.3
Depreciation and amortization	25.2	29.5	54.7

All of our revenues and earnings from operations in Mexico are derived from PEMEX. PEMEX accounted for 64%, 56% and 32% of our combined revenues for the years ended December 31, 2008, 2007, and 2006, respectively. Additionally, Applied Drilling Technology, Inc. accounted for 11% of our combined revenues for the years ended December 31, 2008 and 2006. We are exposed to the risk of changes in social, political and economic conditions in Mexico. Policy changes by PEMEX or the Mexican government could also adversely affect our financial condition and results of operations.

PEMEX has indicated a shifting focus toward geologic prospects to deeper water and therefore an increased emphasis on rigs with a water depth rating of 250 feet or greater. As PEMEX changes its focus toward new field exploration and development prospects that increasingly require the use of rigs with greater water depth capability, we believe demand in Mexico for our ten rigs with water depth ratings of 200 feet or less is likely to decline and the future contracting opportunities for such rigs in Mexico will likely diminish. One of our rigs with a water depth rating of 200 feet or less is currently working in the Mexican sector of the Gulf of Mexico.

GULF OF MEXICO BUSINESS OF PRIDE INTERNATIONAL, INC.

Notes to Combined Financial Statements — (Continued)

Long-lived assets, net which include property and equipment and goodwill, by geographic area is presented in the following table and were attributed to the countries based on the physical location of the assets. A substantial portion of our assets are mobile. Asset locations at the end of the period are not necessarily indicative of the geographic distribution of such assets during the periods presented.

	2008	2007

Mexico	$340.8	$495.6
United States	272.4	217.4

Total	$613.2	$713.0

NOTE 11.	SUPPLEMENTAL FINANCIAL INFORMATION

Prepaid expenses and other current assets consisted of the following at December 31:

	2008	2007

Deferred mobilization and inspection costs	$7.5	$13.7
Prepaid expenses	4.6	13.2
Insurance receivables	49.8	1.1
Other	0.5	1.1

Total	$62.4	$29.1

Accrued expenses and other current liabilities consisted of the following at December 31:

	2008	2007

Deferred mobilization revenues	$10.7	$20.5
Salvage costs	41.2	—
Taxes other than income	13.3	18.2
Capital expenditures	—	7.9
Payroll and benefits	3.1	7.3
Deferred gain	7.4	—
Other	8.9	6.9

Total	$84.6	$60.8

Other income (expense), net consisted of the following for the years ended December 31:

	2008	2007	2006

Foreign exchange gain (loss)	$(3.0)	$(1.3)	$(1.6)
Other income (expense)	—	0.5	—
Interest income	0.4	0.1	—
Interest expense	—	(0.1)	—

Total	$(2.6)	$(0.8)	$(1.6)

GULF OF MEXICO BUSINESS OF PRIDE INTERNATIONAL, INC.

Notes to Combined Financial Statements — (Continued)

Supplemental cash flows and non-cash transactions were as follows for the years ended December 31:

	2008	2007	2006

Cash paid during the year for:
Income taxes — U.S., net	$0.4	$0.5	$—
Income taxes — foreign, net	44.6	20.1	5.4
Change in capital expenditures in accounts payable	(13.2)	1.0	8.9
Non-cash transfer of property and equipment with affiliates	—	42.5	(2.9)

NOTE 12.	SUBSEQUENT EVENT (Unaudited)

In February 2009, we received additional tax assessments from the Mexican government related to the operations of certain entities for the tax years 2003 and 2004 in the amount of 1,097 million Mexican pesos, or approximately $74 million. Bonds or other suitable collateral will be required later in 2009 to contest these assessments. We anticipate that the Mexican government will make additional assessments contesting similar deductions for other tax years or entities. Additional bonds or other suitable collateral will need to be provided to the extent assessments are contested.